As filed with the Securities and Exchange Commission on October 25, 2007
Registration No. 333-146250

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Southern Natural Gas Company
Southern Natural Issuing Corporation
(Exact name of registrant as specified in its charter)

Delaware	4922	63-0196650
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

El Paso Building 1001 Louisiana Street Houston, Texas 77002 (713) 420-2600 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	Marguerite Woung-Chapman El Paso Building 1001 Louisiana Street Houston, Texas 77002 (713) 420-2600 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles H. Still, Jr. Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002 (713) 221-3309	Lara Mason, Esq. El Paso Building 1001 Louisiana Street Houston, Texas 77002 (713) 420-2600

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 25, 2007

PROSPECTUS

Southern Natural Gas Company

$500,000,000

Offer to Exchange
Registered 5.90% Notes Due 2017
for
All Outstanding 5.90% Notes Due 2017

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK
CITY TIME, ON          , 2007, UNLESS EXTENDED.

The Notes

We are offering to exchange registered 5.90% Notes due 2017 for all of our outstanding 5.90% Notes due 2017. In this prospectus, we call the original notes the “Old Notes” and the registered notes the “New Notes.” The Old Notes and New Notes are collectively referred to in this prospectus as the “notes.”

TERMS OF THE EXCHANGE OFFER:

•	The terms of the New Notes will be substantially identical to those of the Old Notes, except that the New Notes will not be subject to the transfer restrictions or registration rights relating to the Old Notes. The New Notes will represent the same debt as the Old Notes, and will be issued under the same indenture as the Old Notes.

•	Subject to certain customary conditions, which we may waive, the exchange offer is not conditioned upon a minimum aggregate principal amount of Old Notes being tendered.

•	Interest on the New Notes will accrue from October 1, 2007, the date of last payment of interest on the Old Notes, at the rate of 5.90% per annum, payable semi-annually in arrears on each April 1 and October 1, beginning April 1, 2008.

•	Each New Note issued in exchange for an Old Note will have the same principal amount, optional redemption terms, interest payment dates and maturity as the Old Note for which it is exchanged.

•	You may withdraw tenders of Old Notes at any time prior to the expiration of the exchange offer. We do not currently intend to extend the exchange offer.

•	The exchange of Old Notes for New Notes will not be a taxable event for United States federal income tax purposes.

•	We will not receive any proceeds from this exchange offer.

•	The New Notes will not be listed on any securities exchange or the Nasdaq Stock Market, Inc.

See the section entitled “Description of the Notes” that begins on page 62 for more information about the New Notes issued in this exchange offer and the Old Notes.

PARTICIPATING IN THE EXCHANGE OFFER INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” THAT BEGINS ON PAGE 7 FOR A DISCUSSION OF THE RISKS THAT YOU SHOULD CONSIDER BEFORE PARTICIPATING IN THE EXCHANGE OFFER.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. See “Plan of Distribution.”

The date of this prospectus is          , 2007.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-4 with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933, as amended, or the Securities Act, that registers the issuance and sale of the securities offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. We refer you to the registration statement and to its exhibits for further information with respect to us and the New Notes. The statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

This prospectus incorporates important business and financial information about us that is not included in or delivered with the prospectus. This information is available without charge to holders of the notes upon written or oral request to the Corporate Secretary, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002, telephone number (713) 420-2600. In order to obtain timely delivery, you must request documents from us no later than five business days before the expiration of the exchange offer.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance therewith, file annual, quarterly and current reports and other information with the SEC. Such reports and other information may be read and copied at the SEC Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of such material by mail from the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549 at

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prescribed rates. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. The SEC also maintains an internet web site that contains reports and other information about us, that we file electronically with the SEC. The address of the site is http://www.sec.gov.

We have not authorized anyone to give any information or make any representation that differs from, or adds to, the information in this document or in our documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this document, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this document does not extend to you.

The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on assumptions and beliefs that we believe to be reasonable; however, assumed facts almost always vary from actual results, and the differences between assumed facts and actual results can be material, depending upon the circumstances. Where we or our management express an expectation or belief as to future results, that expectation or belief is expressed in good faith and based on assumptions believed to have a reasonable basis. We cannot assure you, however, that the stated expectation or belief will occur or be achieved or accomplished. The words “believe,” “expect,” “estimate,” “anticipate,” and similar expressions will generally identify forward-looking statements. Our forward-looking statements, whether written or oral, are expressly qualified by these cautionary statements and any other cautionary statements that may accompany those statements. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date of this prospectus.

With this in mind, you should consider the risks discussed under the heading “Risk Factors” beginning on page 7 of this document and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 17 of this document, which include or refer to important factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by us or on our behalf.

INDUSTRY TERMS

Below is a list of terms that are common to our industry and used in this document.

/d	= per day	LNG	= liquefied natural gas
BBtu	= billion British thermal units	MMcf	= million cubic feet
Bcf	= billion cubic feet

When we refer to cubic feet measurements, all measurements are at a pressure of 14.73 pounds per square inch.

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PROSPECTUS SUMMARY

This summary highlights some basic information appearing in other sections of this prospectus to help you understand our business and the exchange offer. This summary does not contain all the information that you should consider before exchanging Old Notes for New Notes. You should carefully read this prospectus to understand fully the terms of the exchange offer and the New Notes, as well as the tax and other considerations that may be important to you. You should pay special attention to the “Risk Factors” section beginning on page 7 of this prospectus and the section entitled “Cautionary Statement Regarding Forward-Looking Statements” on page ii. You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. For purposes of this prospectus, unless the context otherwise indicates, when we refer to “Southern Natural Gas,” “us,” “we,” “our,” “ours,” or “SNG” we are describing Southern Natural Gas Company, together with its subsidiaries. References to “El Paso” mean El Paso Corporation.

Our Company

We are a Delaware corporation incorporated in 1935, and a wholly owned subsidiary of El Paso Corporation. Our primary business consists of the interstate transportation and storage of natural gas and LNG terminalling operations. We conduct our business activities through natural gas pipeline systems, which include our Southern Natural Gas pipeline system and our 50 percent indirect ownership interest in the Florida Gas Transmission Company (FGT) pipeline system, a LNG receiving terminal and storage facilities as discussed below.

Each of our pipeline systems and storage facilities operates under tariffs approved by the Federal Energy Regulatory Commission (FERC) that establish rates, cost recovery mechanisms, and other terms and conditions of service to our customers. The fees or rates established under our tariffs are a function of our costs of providing services to our customers, including a reasonable return on our invested capital.

Our strategy is to protect and enhance the value of our transmission, storage and LNG terminalling business by:

•	Seeking to expand our systems by attracting new customers, markets or supply sources while leveraging our existing assets to the extent possible;

•	Investing in maintenance and pipeline integrity projects to maintain the value and ensure the safety of our pipeline systems and assets; and

•	Recontracting or contracting expiring or available capacity.

Below is a further discussion of our pipeline systems, storage facilities and LNG terminal.

The SNG System.  The SNG pipeline system consists of approximately 7,600 miles of pipeline with a design capacity of approximately 3.7 Bcf/d. During 2006, 2005 and 2004, average throughput was 2,168 BBtu/d, 1,984 BBtu/d and 2,163 BBtu/d. This system is comprised of pipelines extending from natural gas fields supply basins in Texas, Louisiana, Mississippi, Alabama and the Gulf of Mexico to markets in Louisiana, Mississippi, Alabama, Florida, Georgia, South Carolina and Tennessee, including the metropolitan areas of Atlanta and Birmingham. We are the principal natural gas transporter to southeastern markets in Alabama, Georgia and South Carolina, which are part of one of the fastest growing natural gas regions in the United States.

In June 2006, the FERC approved our Cypress project which consists of approximately 177 miles of pipeline connecting our Elba Island LNG facility to markets in Georgia and Florida. The project will consist of three phases with a total capital cost of approximately $356 million and a total contract level of 500 MMcf/d. In May 2007, we placed Phase I of the Cypress project in-service at a cost of approximately $255 million. In order to serve increasing demand, we have four major expansion projects planned, including Phases II and III of the Cypress project, at an estimated total cost of approximately $578 million.

The FGT System.  We have a 50 percent ownership interest in Citrus Corp. (Citrus), a Delaware corporation. Citrus owns 100 percent of the FGT pipeline system, which consists of approximately 4,900 miles of pipeline with a design capacity of 2.1 Bcf/d. During 2006, 2005 and 2004, average throughput was 2,018 BBtu/d, 1,916 BBtu/d and 2,014 BBtu/d. This system extends from south Texas to south Florida.

LNG Terminal.  Our wholly owned subsidiary, Southern LNG Inc., owns a LNG receiving terminal located on Elba Island, near Savannah, Georgia. We completed an expansion of the facility and placed it into service during February 2006. This expansion has increased the peak sendout capacity to 1.2 Bcf/d and the base load sendout capacity to 806 MMcf/d. The capacity at the terminal is contracted with subsidiaries of British Gas and Royal Dutch Shell PLC.

Storage Facilities.  Along our SNG pipeline system, we have a total of approximately 60 Bcf of underground working natural gas storage capacity. Our storage facilities include the Muldon facility in Monroe County, Mississippi, which has underground working natural gas storage capacity of 31 Bcf, and our 50 percent interest in Bear Creek Storage Company (“Bear Creek”), with our proportionate share of underground working natural gas storage capacity of 29 Bcf.

Bear Creek is a joint venture that we own equally with our affiliate, Tennessee Gas Storage Company, a subsidiary of Tennessee Gas Pipeline Company (TGP). Bear Creek owns and operates an underground natural gas storage facility located in Louisiana. The facility has approximately 58 Bcf of underground working natural gas storage capacity. Bear Creek’s working storage capacity is committed equally to TGP and us under long-term contracts.

Recent Developments

In September 2007, a subsidiary of El Paso filed a Registration Statement with the Securities and Exchange Commission under which it intends to offer common units in a master limited partnership (MLP). The common units of the MLP may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. The information in this registration statement on Form S-4 does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common units of the MLP in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

If the unit offering is completed, El Paso will serve as the general partner of the MLP and intends to contribute 10% of its ownership in us to the MLP in conjunction with the offering. Prior to or concurrent with the unit offering, El Paso will also (i) cause us to change our form of legal entity from a Delaware corporation to a Delaware general partnership, (ii) cause us to transfer our 50% interest in Citrus Corp. (which owns the Florida Gas Transmission pipeline system), and our wholly-owned subsidiaries Southern LNG Inc. and Elba Express Company, LLC to El Paso, and (iii) adjust our notes receivable balance under El Paso’s cash management program to approximately $524 million assuming June 30, 2007 balances. The unaudited pro forma consolidated financial statements beginning on page F-2 reflect the effects on our historically filed financial statements of the restructuring transactions discussed above. These transactions will result in pro forma stockholder’s equity/partners’ capital as of June 30, 2007 decreasing to approximately $1,414 million. Subsequent to the unit offering, we also intend to reduce our indebtedness by approximately $290 million using cash proceeds from the retirement of a portion of the notes receivable outstanding with El Paso which is not reflected in the aforementioned pro forma consolidated financial statements, as the reductions will not occur until after the unit offering and the overall amount of the reduction is uncertain.

Southern Natural Issuing Corporation

As required by the indenture, as amended and supplemented, governing the notes, in connection with the change of our form of legal entity from a Delaware corporation to a Delaware general partnership as described under “Recent Developments” above, we will be required to supplement the indenture to add a corporation as a co-issuer that will be jointly and severally liable for our obligations under the indenture and each series of securities issued under the indenture, including the notes. In accordance with this requirement, upon our conversion to a Delaware general partnership, the indenture will be supplemented to add Southern Natural Issuing Corporation as a co-issuer under the indenture and each series of securities issued under the indenture, including the notes. Southern Natural Issuing Corporation is a Delaware corporation and a recently formed, wholly owned finance subsidiary of SNG. It has and will have no assets, operations, revenues or cash flows other than those related to its service as co-issuer of our securities. Southern Natural Issuing Corporation will act as co-issuer of the notes, so as to allow institutional investors to invest in the notes if they might not otherwise be able to invest in securities issued by a partnership by reason of legal investment laws of their states of organization or their charters. You should not expect Southern Natural Issuing Corporation to have the ability to service obligations on the notes.

Our principal offices are in the El Paso Building, located at 1001 Louisiana Street, Houston, Texas 77002, and our telephone number at that address is (713) 420-2600.

Summary of the Terms of the Exchange Offer

Initial Offering of Old Notes	On March 26, 2007, we issued in a private placement $500,000,000 principal amount of 5.90% Notes due 2017. We refer to these notes as the Old Notes in this prospectus.

Registration Rights Agreement	Pursuant to the registration rights agreement between us and the initial purchasers entered into in connection with the private placement of the Old Notes, we agreed to offer to exchange the Old Notes for up to $500 million principal amount of 5.90% Notes due 2017 that are being offered hereby. We refer to the notes issued for the Old Notes in this exchange offer as the New Notes. We have filed the registration statement of which this prospectus is a part to meet our obligations under the registration rights agreement. If we fail to satisfy our obligations under the registration rights agreement, we will be required to pay additional interest to holders of the Old Notes under specified circumstances.

The Exchange Offer	We are offering to exchange all Old Notes for the same aggregate principal amount of the New Notes, which have been registered under the Securities Act. The Old Notes may be tendered only in $1,000 increments. We will exchange New Notes for all Old Notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer. We will cause the exchange to be effected promptly after the expiration date of the exchange offer. The New Notes will evidence the same debt as the Old Notes and will be issued under and entitled to the benefits of the same indenture that governs the Old Notes. Because we have registered the New Notes, the New Notes will not be subject to transfer restrictions, and holders of Old Notes that have tendered and had their outstanding notes accepted in the exchange offer will have no registration rights.

If You Fail to Exchange Your Old Notes	If you do not exchange your Old Notes for New Notes in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the Old Notes and the indenture governing those notes. In general, you may not offer or sell your Old Notes unless they are registered under the federal securities laws or are sold in a transaction exempt from or not subject to the registration requirements of the federal securities laws and applicable state securities laws.

Procedures for Tendering Your Old Notes	If you wish to tender your Old Notes for New Notes, you must:

• complete and sign the enclosed letter of transmittal by following the related instructions, and

• send the letter of transmittal, as directed in the instructions, together with any other required documents, to the exchange agent either (1) with the Old Notes to be tendered, or (2) in compliance with the specified procedures for guaranteed delivery of the Old Notes.

Brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer.

By executing the letter of transmittal or by transmitting an agent’s message in lieu thereof, you will represent to us that, among other things:

• the New Notes you receive will be acquired in the ordinary course of your business;

• you are not participating, and you have no arrangement with any person or entity to participate, in the distribution of the New Notes;

• you are not our “affiliate,” as defined in Rule 405 under the Securities Act, or a broker-dealer tendering Old Notes acquired directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

• if you are not a broker-dealer, that you are not engaged in and do not intend to engage in the distribution of the New Notes.

If your Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact that person promptly if you wish to tender your Old Notes pursuant to this exchange offer. See “The Exchange Offer — Procedures for Tendering Old Notes.” Please do not send your letter of transmittal or certificates representing your Old Notes to us. Those documents should be sent only to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See “The Exchange Offer — Exchange Agent.”

Resale of the New Notes	Except as provided below, we believe that the New Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

• the New Notes are being acquired in the ordinary course of business,

• you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the New Notes issued to you in the exchange offer,

• you are not our affiliate, and

• you are not a broker-dealer tendering Old Notes acquired directly from us for your account.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties that are not related to us. The SEC has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the SEC would make similar determinations with respect to this exchange offer. If any of these conditions are not satisfied, or if our belief is not accurate, and you transfer any New Notes issued to you in the exchange offer without delivering a resale prospectus meeting the requirements of the Securities Act or without an exemption from registration of your New Notes from those requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where the Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2007, unless we decide to extend the expiration date. We do not currently intend to extend the exchange offer.

Conditions to the Exchange Offer	The exchange offer is not subject to any conditions other than that it does not violate applicable law or any applicable interpretation of the staff of the SEC.

Exchange Agent	We have appointed The Bank of New York Trust Company, N.A., as exchange agent for the exchange offer. You can reach the exchange agent at the address set forth on the back cover of this prospectus. For more information with respect to the exchange offer, you may call the exchange agent at (212) 815-6331; the fax number for the exchange agent is (212) 298-1915.

Withdrawal Rights	You may withdraw the tender of your Old Notes at any time before the expiration date of the exchange offer. You must follow the withdrawal procedures as described under the heading “The Exchange Offer — Withdrawal of Tenders.”

Federal Income Tax Considerations	The exchange of Old Notes for the New Notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

Acceptance of Old Notes and Delivery of New Notes	We will accept for exchange any and all Old Notes that are properly tendered in the exchange offer prior to the expiration date. See “The Exchange Offer — Procedures for Tendering Old Notes.” The New Notes issued pursuant to the exchange offer will be delivered promptly following the expiration date.

Summary of Terms of New Notes

Issuer	Southern Natural Gas Company

New Notes	$500 million aggregate principal amount of 5.90% Notes due 2017.

Maturity Date	April 1, 2017.

Interest Rate	5.90% per annum, accruing from October 1, 2007, the date of the last payment of interest on the Old Notes.

Interest Payment Dates	April 1 and October 1 of each year, beginning April 1, 2008.

Optional Redemption	We may redeem the New Notes, in whole or in part, at any time prior to their maturity at the redemption price described in this prospectus under “Description of the Notes — Optional Redemption of Notes” which will include a make-whole premium. The notes will not be subject to any sinking fund provision.

Ranking	The New Notes will:

• be our senior unsecured indebtedness, ranking equally in right of payment with all of our existing and future unsecured senior indebtedness;

• be senior in right of payment to any of our future subordinated indebtedness;

• be effectively junior to any of our future secured indebtedness to the extent of the assets securing such indebtedness; and

• not be guaranteed by any of our subsidiaries, unconsolidated affiliates or parent companies, and accordingly, will be effectively junior to all existing and future indebtedness and other liabilities of our subsidiaries and unconsolidated affiliates. See “Description of the Notes — General.”

Our consolidated subsidiaries have no outstanding indebtedness. We have no secured debt.

Covenants	The indenture governing the notes contains covenants, including, but not limited to, a covenant limiting the creation of liens securing indebtedness. For a more detailed description, see “Description of the Notes — Covenants.”

Use of Proceeds	We will not receive any proceeds from the exchange of the outstanding Old Notes for the New Notes. See “Use of Proceeds.”

Risk Factors	You should read the “Risk Factors” section beginning on page 7, as well as the other cautionary statements throughout this prospectus, to ensure you understand the risks associated with the exchange of the outstanding Old Notes for the New Notes.

Further Issuances	We may, from time to time, without notice to or the consent of the holders of the New Notes, increase the principal amount of this series of notes under the indenture and issue such increased principal amount (or any portion thereof), in which case any additional notes so issued will have the same form and terms (other than the date of issuance and, under certain circumstances, the date from which interest thereon will begin to accrue), and will carry the same right to receive accrued and unpaid interest, as the New Notes previously issued, and such additional notes will form a single series with the notes.

RISK FACTORS

Before you decide to participate in the exchange offer, you should read the following risks, uncertainties and factors that may adversely affect us.

Risks Related to Our Business

Our success depends on factors beyond our control.

Our business is the transportation and storage of natural gas and LNG terminalling operations for third parties. Our results of operations are, to a large extent, driven by the volumes of natural gas we transport or store and the prices we are able to charge for doing so. The volumes of natural gas we are able to transport and store depends on the actions of those third parties, and is beyond our control. Further, the following factors, most of which are beyond our control, may unfavorably impact our ability to maintain or increase current throughput, to renegotiate existing contracts as they expire or to remarket unsubscribed capacity:

•	service area competition;

•	expiration or turn back of significant contracts;

•	changes in regulation and actions of regulatory bodies;

•	weather conditions that impact throughput and storage levels;

•	price competition;

•	drilling activity and availability of natural gas;

•	continued development of additional sources of gas supply that can be accessed;

•	decreased natural gas demand due to various factors, including increases in prices and the increased availability or popularity of alternative energy sources such as hydroelectric, coal and fuel oil;

•	availability and increased cost of capital to fund ongoing maintenance and growth projects;

•	opposition to energy infrastructure development, especially in environmentally sensitive areas;

•	adverse general economic conditions; and

•	unfavorable movements in natural gas prices in supply and demand areas.

The revenues of our pipeline business are generated under contracts that must be renegotiated periodically.

Our revenues are generated under transportation and storage contracts that expire periodically and must be renegotiated, extended or replaced. Although we actively pursue the renegotiation, extension or replacement of these contracts, we may not be able to extend or replace these contracts when they expire or may only be able to do so on terms that are not as favorable as existing contracts. If we are unable to renew, extend, or replace these contracts or if we renew them on less favorable terms, we may suffer a material reduction in our revenues and earnings. Currently, most of our firm transportation capacity is subscribed through mid-2010.

Fluctuations in energy commodity prices could adversely affect our business.

Revenues generated by our transportation, storage and LNG terminalling contracts depend on volumes and rates, both of which can be affected by the price of natural gas. Increased natural gas prices could result in a reduction of the volumes transported by our customers, including power companies that may not dispatch natural gas-fired power plants if natural gas prices increase. Increased prices could also result in industrial plant shutdowns or load losses to competitive fuels as well as local distribution companies’ loss of customer base. The success of our transmission, storage and LNG operations is subject to continued development of additional gas supplies to offset the natural decline from existing wells connected to our system, which requires the development of additional oil and gas reserves and obtaining additional supplies from interconnecting pipelines, primarily in the Gulf of Mexico. A decline in energy prices could cause a decrease in these development activities and could cause a decrease in the volume of natural gas available for transmission and storage through our system. A decline in energy prices could also reduce the supply of LNG to our LNG terminal. We retain a fixed percentage of natural gas transported. This retained natural gas is used as fuel and to replace lost and unaccounted for natural gas. Pricing volatility may, in some cases, impact the value of under or over recoveries of retained natural gas, as well as imbalances and system encroachments. If natural gas prices in the supply basins connected to our pipeline system are higher than prices in other natural gas producing regions, our ability to compete with other transporters and our long-term recontracting efforts may be negatively impacted. Furthermore, fluctuations in pricing between supply sources and market areas could negatively impact our transportation revenues. Fluctuations in energy prices are caused by a number of factors, including:

•	regional, domestic and international supply and demand;

•	availability and adequacy of transportation facilities;

•	energy legislation;

•	federal and state taxes, if any, on the transportation and storage of natural gas;

•	abundance of supplies of alternative energy sources; and

•	political unrest among oil producing countries.

The agencies that regulate us and our customers affect our profitability.

Our business is regulated by the FERC, the U.S. Department of Transportation and various state and local regulatory agencies. In addition, our LNG terminalling business is regulated by the U.S. Coast Guard. Regulatory actions taken by these agencies have the potential to adversely affect our profitability. In particular, the FERC regulates the rates we are permitted to charge our customers for our services. In setting authorized rates of return in recent FERC decisions, the FERC has utilized a proxy group of companies that includes local distribution companies that are not faced with as much competition or risks as interstate pipelines. The inclusion of these lower risk companies may create downward pressure on tariff rates when subjected to review by the FERC in future rate proceedings. Pursuant to FERC’s jurisdiction over rates, existing rates may be challenged by complaint and proposed rate increases may be challenged by protest. A successful complaint or protest against our rates could have an adverse impact on our revenues associated with providing transportation and storage services. On July 19, 2007, FERC issued a proposed policy statement addressing the issue of the proxy groups it will use to decide the return on equity of natural gas pipelines. FERC uses a discounted cash flow model that incorporates the use of proxy groups to develop a range of reasonable returns earned on equity interests in companies with corresponding risks. FERC then assigns a rate of return on equity within that range to reflect specific risks of that pipeline when compared to the proxy group companies. The proposed policy statement describes FERC’s intention to allow the use of master limited partnerships in proxy groups, with certain restrictions that could lower the return that would otherwise be allowed. FERC has requested comments on the proposed policy.

In addition, increased regulatory requirements relating to the integrity of our pipeline requires additional spending in order to maintain compliance with these requirements. Any additional requirements that are enacted could significantly increase the amount of these expenditures.

Further, state agencies that regulate our local distribution company customers could impose requirements that could impact demand for our services.

Environmental compliance and remediation costs and the costs of environmental liabilities could exceed our estimates.

Our operations are subject to various environmental laws and regulations that establish compliance and remediation obligations. Compliance obligations can result in significant costs to install and maintain pollution controls, fines and penalties resulting from any failure to comply and potential limitations on our operations.

Remediation obligations can result in significant costs associated with the investigation and remediation of contaminated properties (some of which have been designated as Superfund sites by the United States Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act), as well as damage claims arising out of the contamination of properties or impact on natural resources. It is not possible for us to estimate exactly the amount and timing of all future expenditures related to environmental matters because of:

•	The uncertainties in estimating pollution control and clean up costs, including sites where preliminary site investigation or assessments have been completed;

•	The discovery of new sites or additional information at existing sites;

•	The uncertainty in quantifying liability under environmental laws that impose joint and several liability on all potentially responsible parties; and

•	The nature of environmental laws and regulations, including the interpretation and enforcement thereof.

Currently, various legislative and regulatory measures to address greenhouse gas (GHG) emissions (including carbon dioxide and methane) are in various phases of discussion or implementation. These include the Kyoto Protocol (which is impacting proposed domestic legislation), proposed federal legislation and state actions to develop statewide or regional programs, each of which have imposed or would impose reductions in GHG emissions. These actions could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities and (iii) administer and manage any GHG emissions program. These actions could also impact the consumption of natural gas, thereby affecting our operations.

Although we believe we have established appropriate reserves for our environmental liabilities, we could be required to set aside additional amounts due to these uncertainties which could significantly impact our future results of operations, cash flows or financial position. For additional information concerning our environmental matters, see Note 7 to our Consolidated Financial Statements beginning on page F-31.

Our operations are subject to operational hazards and uninsured risks.

Our operations are subject to the inherent risks normally associated with pipeline operations, including pipeline ruptures, explosions, pollution, release of toxic substances, fires, adverse weather conditions and other hazards, each of which could result in damage to or destruction of our facilities or damages or injuries to persons. In addition, our operations and assets face possible risks associated with acts of aggression or terrorism. If any of these events were to occur, we could suffer substantial losses.

While we maintain insurance against many of these risks, to the extent and in amounts we believe are reasonable, this insurance does not cover all risks. Many of our insurance coverages have material deductibles, as well as limits on our maximum recovery. As a result, our results of operations, cash flows or financial condition could be adversely affected if a significant event occurs that is not fully covered by insurance.

Four of our customers account for a majority of our firm transportation capacity.

In 2006, our contracts with Atlanta Gas Light Company, Southern Company Services, Alabama Gas Corporation and Scana Corporation represented approximately 27 percent, 12 percent, 12 percent and 9 percent of our firm transportation capacity. For additional information regarding our major customers, see “Business — Markets and Competition.” The loss of one of these customers or a decline in their creditworthiness could adversely affect our results of operations, financial position and cash flows.

The expansion of our business by constructing new facilities subjects us to construction and other risks that may adversely affect our financial results.

We may expand the capacity of our existing pipeline, storage and LNG terminalling facilities by constructing additional facilities. Construction of these facilities is subject to various regulatory, development and operational risks, including:

•	our ability to obtain necessary approvals and permits by regulatory agencies on a timely basis and on terms that are acceptable to us;

•	the ability to obtain continued access to sufficient capital to fund expansion projects;

•	potential changes in federal, state and local statutes and regulations, including environmental requirements, that prevent a project from proceeding or increase the anticipated cost of the project;

•	impediments on our ability to acquire rights-of-way or land rights on a timely basis on terms that are acceptable to us;

•	our ability to construct projects within anticipated costs, including the risk that we may incur cost overruns resulting from inflation or increased costs of equipment, materials or labor, or other factors beyond our control, that may be material;

•	lack of anticipated future growth in natural gas supply; and

•	lack of transportation, storage or throughput commitments.

Any of these risks could prevent a project from proceeding, delay its completion or increase its anticipated costs. As a result, new facilities may not achieve our expected investment return, which could adversely affect our results of operations, cash flows or financial position.

Our business requires the retention and recruitment of a skilled workforce and the loss of employees could result in the failure to implement our business plan.

Our business requires the retention and recruitment of a skilled workforce. If we are unable to retain and recruit employees such as engineers and other technical positions, our business could be negatively impacted.

Risks Related to Our Affiliation with El Paso

El Paso files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. Each prospective investor should consider this information and the matters disclosed therein in addition to the matters described in this report. Such information is not included herein or incorporated by reference into this prospectus.

Our relationship with El Paso and its financial condition subjects us to potential risks that are beyond our control.

Due to our relationship with El Paso, adverse developments or announcements concerning El Paso or its other subsidiaries could adversely affect our financial condition, even if we have not suffered any similar development. The ratings assigned to El Paso’s senior unsecured indebtedness are investment grade, currently rated Ba3 by Moody’s Investor Service, BB- by Standard & Poor’s and BB+ by Fitch Ratings. The ratings assigned to our senior unsecured indebtedness are currently rated Baa3 by Moody’s Investor Service, BB by Standard & Poor’s and BBB- by Fitch Ratings. We and El Paso are (i) on a positive outlook with Moody’s Investor Service and Standard & Poor and (ii) on a stable outlook with Fitch Ratings. Downgrades of our or El Paso’s credit ratings could increase our cost of capital and collateral requirements, and could impede our access to capital markets.

El Paso provides cash management and other corporate services for us. Pursuant to El Paso’s cash management program, we transfer surplus cash to El Paso in exchange for an affiliated receivable. In addition, we conduct commercial transactions with some of our affiliates. If El Paso or such affiliates are unable to meet their respective liquidity needs, we may not be able to access cash under the cash management program, or our affiliates may not be able to pay their obligations to us. However, we might still be required to satisfy affiliated company payables. Our inability to recover any affiliated receivables owed to us could adversely affect our financial position. For a further discussion of these matters, see Note 11 to our Consolidated Financial Statements beginning on page F-36.

We are a wholly owned subsidiary of El Paso.

As a wholly owned subsidiary of El Paso, subject to limitations in our indenture, El Paso has substantial control over:

•	our payment of dividends;

•	decisions on our financing and capital raising activities;

•	mergers or other business combinations;

•	our acquisitions or dispositions of assets; and

•	our participation in El Paso’s cash management program.

El Paso may exercise such control in its interests and not necessarily in the interests of us or the holders of our long-term debt.

Risks Related to Citrus Corp.

FGT depends substantially upon a small number of customers.

Five customers on FGT’s pipeline system account for approximately 65 percent of its contracted capacity, with the two most significant customers, Florida Power & Light Company and TECO Energy, Inc., including its subsidiaries Tampa Electric Company and Peoples Gas System, Inc., being obligated for approximately 36 percent and 18 percent of such capacity. Accordingly, failure of one or more of FGT’s most significant customers to pay reservation charges could reduce its revenues materially and have a material adverse effect on its financial condition, results of operations, or cash flows.

Important actions by Citrus and FGT require approval by both CrossCountry Energy, LLC (CrossCountry) and us.

Citrus’ and FGT’s organizational documents require that important matters such as the declaration of dividends and similar payments, the approval of operating budgets, the incurrence of indebtedness and the consummation of significant transactions be approved by both CrossCountry, which owns the other 50 percent of Citrus, and us. CrossCountry is wholly owned by Southern Union Company (Southern Union). Consequently, we are dependent on Southern Union’s agreement to effect any such actions. Southern Union’s interests with respect to these important matters could be different from ours and, accordingly, we may be unable to cause Citrus and FGT to take important actions, such as the payment of dividends and the sale or acquisition of assets.

Risks Associated with the Exchange Offer

If you fail to follow the exchange offer procedures, your Old Notes will not be accepted for exchange.

We will not accept your Old Notes for exchange if you do not follow the exchange offer procedures. We will issue New Notes as part of this exchange offer only after timely receipt of your Old Notes, a properly completed and duly executed letter of transmittal and all other required documents or if you comply with the guaranteed delivery procedures for tendering your Old Notes. Therefore, if you want to tender your Old Notes, please allow sufficient time to ensure timely delivery. If we do not receive your Old Notes, letter of transmittal, and all other required documents by the expiration date of the exchange offer, or you do not otherwise comply with the guaranteed delivery procedures for tendering your Old Notes, we will not accept your Old Notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of Old Notes for exchange. If there are defects or irregularities with respect to your tender of Old Notes, we will not accept your Old Notes for exchange unless we decide in our sole discretion to waive such defects or irregularities.

If you fail to exchange your Old Notes for New Notes, they will continue to be subject to the existing transfer restrictions and you may not be able to sell them.

We did not register the Old Notes, nor do we intend to do so following the exchange offer. Old Notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. As a result, if you hold Old Notes after the exchange offer, you may not be able to sell them. To the extent any Old Notes are tendered and accepted in the exchange offer, the trading market, if any, for the Old Notes that remain outstanding after the exchange offer may be adversely affected due to a reduction in market liquidity.

Risks Related to the Notes

Our substantial indebtedness could impair our financial condition and our ability to fulfill our debt obligations, including our obligations under the notes.

We have substantial indebtedness. As of June 30, 2007, we had total indebtedness of approximately $1.2 billion (including the Old Notes), all of which was senior unsecured indebtedness.

Our indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes and our other indebtedness, which could in turn result in an event of default on such other indebtedness or the notes;

•	impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	diminish our ability to withstand a downturn in our business or the economy generally;

•	require us to dedicate a substantial portion of our cash flow from operations to debt service payments, thereby reducing the availability of cash for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all.

We are not prohibited under the indenture governing the notes from incurring additional indebtedness. Our incurrence of significant additional indebtedness would exacerbate the negative consequences mentioned above, and could adversely affect our ability to repay the notes.

Our existing indebtedness is, and the New Notes will be, subject to cross default and cross-acceleration provisions.

Our other issues of indebtedness provide, and the New Notes will provide, that if we fail to pay principal or interest on any issue of our other funded indebtedness that exceeds $10 million, and such indebtedness could be accelerated as a result of such missed payment, or if we otherwise default in compliance with the terms of any such indebtedness, and the default results in acceleration of such indebtedness, then events of default will be triggered in the notes and our other issues of indebtedness. If this were to occur, all of our existing indebtedness would be subject to possible acceleration, and we may not be able to repay all such indebtedness upon such acceleration.

The notes will be effectively subordinated to liabilities and indebtedness of our subsidiaries and subordinated to any of our secured indebtedness to the extent of the assets securing such indebtedness.

We currently have no secured indebtedness outstanding, but holders of any secured indebtedness that we may incur in the future would have claims with respect to our assets constituting collateral for such indebtedness that are prior to your claims under the notes. In the event of a default on such secured indebtedness or our bankruptcy, liquidation or reorganization, those assets would be available to satisfy obligations with respect to the indebtedness secured thereby before any payment could be made on the notes. Accordingly, any such secured indebtedness would effectively be senior to the notes to the extent of the value of the collateral securing the indebtedness. While the indenture governing the notes places some limitations on our ability to create liens, there are significant exceptions to these limitations that will allow us to secure some kinds of indebtedness without equally and ratably securing the notes. To the extent the value of the collateral is not sufficient to satisfy the secured indebtedness, the holders of that indebtedness would be entitled to share with the holders of the notes and the holders of other claims against us with respect to our other assets. In addition, the notes are not guaranteed by our subsidiaries and our subsidiaries are not prohibited under the indenture from incurring additional indebtedness. As a result, holders of the notes will be effectively subordinated to claims of third party creditors, including holders of indebtedness, of these subsidiaries. Claims of those other creditors, including trade creditors, secured creditors, governmental authorities, and holders of indebtedness or guarantees issued by the subsidiaries, will generally have priority as to the assets of the subsidiaries over claims by the holders of the notes. As a result, rights of payment of holders of our indebtedness, including the holders of the notes, will be effectively subordinated to all those claims of creditors of our subsidiaries. Furthermore, the holders of the notes will not have a claim against the assets of Citrus and will be effectively subordinated to the creditors of Citrus with respect to the assets of Citrus.

Because there is no public market for the New Notes, you may not be able to resell them.

Although the issuance of the New Notes will be registered under the Securities Act, they will constitute a new issue of securities with no established trading market. We cannot assure you that an active market will exist for the New Notes or that any trading market that does develop will be liquid. We do not intend to apply to list the New Notes for trading on any securities exchange or to arrange for quotation on any automated dealer quotation system. The trading market for the New Notes may be adversely affected by:

•	changes in the overall market for non-investment grade securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the New Notes;

•	the interest of securities dealers in making a market for the New Notes; and

•	prevailing interest rates and general economic conditions.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement relating to the Old Notes. We will not receive any proceeds from the issuance of the New Notes and we have agreed to pay the expenses of this exchange offer. In exchange for issuing New Notes, we will receive a like principal amount of Old Notes. The Old Notes surrendered in exchange for New Notes will be retired and canceled and will not be reissued. Accordingly, issuing New Notes will not result in any increase in our outstanding debt.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

You should read the following selected historical financial and operating data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 17 of this prospectus, the Condensed Consolidated Financial Statements and related notes beginning on page F-10 and the Consolidated Financial Statements and related notes beginning on page F-19. In addition, you should read the Unaudited Pro Forma Consolidated Financial Statements beginning on page F-2 for the effects of certain planned transactions. The historical consolidated operating data for each of the three years in the period ended December 31, 2006 and the financial position data as of December 31, 2006 and 2005 were derived from the audited consolidated financial statements included in this prospectus. We derived the historical consolidated operating results data for each of the two years in the period ended December 31, 2003 and the financial position data as of December 31, 2004, 2003 and 2002 from our accounting records. The historical consolidated financial data as of June 30, 2007 and for each of the six month periods ended June 30, 2006 and 2007 were derived from the unaudited condensed consolidated financial statements included in this prospectus. Our selected historical results are not necessarily indicative of results to be expected in future periods and results for interim periods are necessarily indicative of full year results.

	Year Ended December 31,					Six Months Ended June 30,
	2006	2005	2004	2003	2002	2007	2006
	(In millions, except volumes)

Operating Results Data:
Operating revenues	$528	$477	$527	$482	$429	$268	$262

Operating expenses
Operation and maintenance	193	168	206	185	162	90	94
Depreciation, depletion and amortization	55	51	50	47	45	29	27
Taxes, other than income taxes	28	30	25	21	20	14	14

	276	249	281	253	227	133	135

Operating income	252	228	246	229	202	135	127
Earnings from unconsolidated affiliates	78	80	78	55	55	51	36
Other income, net	9	22	9	11	9	11	3
Interest and debt expense	(94)	(93)	(94)	(87)	(57)	(43)	(47)
Affiliated interest income	18	11	4	4	8	9	9

Income before income taxes	263	248	243	212	217	163	128
Income taxes	79	74	74	68	67	50	40

Net income	$184	$174	$169	$144	$150	$113	$88

Financial Position Data:
Total property, plant and equipment, net	$2,248	$2,001	$1,890	$1,729	$1,542	$2,370
Total assets	$3,393	$3,190	$2,963	$2,773	$2,788	$3,596
Total long-term debt	$1,096	$1,195	$1,195	$1,194	$798	$1,198
Stockholder’s equity	$1,644	$1,454	$1,278	$1,109	$1,566	$1,748
Operating Data:
Throughput volumes (BBtu/d)(1)	3,177	2,942	3,170	3,082	3,153	3,162	3,105

(1)	Throughput volumes include volumes associated with our proportionate share of our 50 percent equity interest in Citrus and billable transportation throughput volumes for storage injection.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,										Six Months Ended June 30,
	2006		2005		2004		2003		2002		2007		2006

Ratio of earnings to fixed charges	3.67	x	3.91	x	3.37	x	2.70	x	3.67	x	4.94	x	3.54	x

For purposes of this computation, earnings represents income from continuing operations before income taxes, interest expense, amortization of debt costs, that portion of rental expense which represents an interest factor, and adjustment to equity earnings to reflect actual distributions from equity investments. Fixed charges means that sum of interest costs, amortization of debt costs and that portion of rental expense which represents an interest factor.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition (MD&A) should be read in conjunction with the “Business,” and “Selected Historical Financial and Operating Data” sections of this prospectus as well as the Consolidated Financial Statements and related notes beginning on page F-1 of this prospectus. This discussion reflects our historical financial results and has not been adjusted to reflect the pro forma effects of the planned transfer of certain of our assets to El Paso, including our 50% interest in Citrus and our wholly owned subsidiaries, Southern LNG, Inc. and Elba Express Company, LLC, which may occur in conjunction with the formation of a master limited partnership in the fourth quarter of 2007. See Unaudited Pro Forma Consolidated Financial Statements beginning on page F-2. MD&A includes forward-looking statements that are subject to risks and uncertainties that may result in actual results differing from the statements we make. Factors that could cause actual results to differ include those risks and uncertainties that are discussed in “Risk Factors.”

Overview

Our business primarily consists of interstate natural gas transmission, storage and LNG terminalling operations. Each of these businesses faces varying degrees of competition from other pipelines and proposed LNG facilities, as well as from alternative energy sources used to generate electricity, such as hydroelectric power, coal and fuel oil. Our revenues from transportation, storage and LNG terminalling services consist of the following types.

		Percent of Total
Type	Description	Revenues in 2006

Reservation	Reservation revenues are from customers (referred to as firm customers) that reserve capacity on our pipeline system, storage facility or LNG terminalling facilities. These firm customers are obligated to pay a monthly reservation or demand charge, regardless of the amount of natural gas they transport or store, for the term of their contracts.	89
Usage and Other	Usage revenues are from both firm customers and interruptible customers (those without reserved capacity) who pay charges based on the volume of gas actually transported, stored, injected or withdrawn.	11

Because of our regulated nature and the high percentage of our revenues attributable to reservation charges, our revenues have historically been relatively stable. However, our financial results can be subject to volatility due to factors such as changes in natural gas prices, market conditions, regulatory actions, competition, the creditworthiness of our customers and weather.

Our ability to extend existing customer contracts or remarket expiring contracted capacity is dependent on competitive alternatives, the regulatory environment at the federal, state and local levels and market supply and demand factors at the relevant dates these contracts are extended or expire. The duration of new or renegotiated contracts will be affected by current prices, competitive conditions and judgments concerning future market trends and volatility. Subject to regulatory requirements, we attempt to recontract or remarket our capacity at the rates allowed under our tariffs, although at times, we discount these rates to remain competitive. Our existing contracts mature at various times and in varying amounts of throughput capacity. We continue to manage our recontracting process to mitigate the risk of significant impacts on our revenues. The weighted average remaining contract term for active contracts, excluding our LNG contracts, is approximately six years as of December 31, 2006.

Below is the contract expiration portfolio and the associated revenue expirations for our firm transportation contracts as of December 31, 2006, including those with terms beginning in 2007 or later.

				Percent of Total
		Percent of Total	Reservation	Reservation
	BBtu/d	Contracted Capacity	Revenues	Revenue
			(In millions)

2007	181	5	$6	2
2008	19	1	1	—
2009	199	6	15	4
2010	1,505	43	161	47
2011 and beyond	1,583	45	161	47

Total	3,487	100	$344	100

Results of Operations

Our management uses earnings before interest expense and income taxes (EBIT) as a key measure to assess the operating results and effectiveness of our business which consists of consolidated operations as well as investments in unconsolidated affiliates. We believe EBIT is useful to our investors because it allows them to more effectively evaluate our operating performance using the same performance measure analyzed internally by our management. We define EBIT as net income adjusted for (i) items that do not impact our income from continuing operations, (ii) income taxes, (iii) interest and debt expense, and (iv) affiliated interest income. We exclude interest and debt expense from this measure so that our investors may evaluate our operating results independently from our financing methods. EBIT may not be comparable to measurements used by other companies. Additionally, EBIT should be considered in conjunction with net income and other performance measures such as operating income or operating cash flows. Below is a reconciliation of EBIT to net income for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2006	2005	2004	2007	2006
	(In millions, except volume amounts)

Operating revenues	$528	$477	$527	$268	$262
Operating expenses	(276)	(249)	(281)	(133)	(135)

Operating income	252	228	246	135	127
Earnings from unconsolidated affiliates	78	80	78	51	36
Other income, net	9	22	9	11	3

EBIT	339	330	333	197	166
Interest and debt expense	(94)	(93)	(94)	(43)	(47)
Affiliated interest income	18	11	4	9	9
Income taxes	(79)	(74)	(74)	(50)	(40)

Net income	$184	$174	$169	$113	$88

Throughput volumes (BBtu/d)(1)	3,177	2,942	3,170	3,162	3,105

(1)	Throughput volumes include volumes associated with our proportionate share of our 50 percent equity interest in Citrus and billable transportation throughput volumes for storage injection.

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

The following items contributed to our overall EBIT increase of $31 million for the six months ended June 30, 2007 compared to the same period in 2006:

				EBIT
	Revenue	Expense	Other	Impact
	Favorable/(Unfavorable)
	(In millions)

Expansions	$9	$(1)	$4	$12
Gas not used in operations and other natural gas sales	3	2	—	5
Impact of Hurricane Katrina	—	9	—	9
Earnings from Citrus	—	—	15	15
Service revenues	(6)	—	—	(6)
Project cost	—	(3)	—	(3)
Other(1)	—	(5)	4	(1)

Total impact on EBIT	$6	$2	$23	$31

(1)	Consists of individually insignificant items.

Expansions.  In February 2006, the Elba Island LNG expansion was placed into service resulting in an increase in our operating revenues. This increase was partially offset by depreciation of the new facilities and a net decrease in other income due to amounts capitalized related to the allowance for funds used during construction (AFUDC) of the expansions.

In May 2007, we placed Phase I of the Cypress pipeline into service resulting in an increase in our operating revenues. Ongoing construction also increased AFUDC for the six months ended June 30, 2007. This expansion is anticipated to generate annual EBIT of approximately $32 million. The total project will consist of approximately 177 miles of pipeline to connect our Elba Island facility with markets in Georgia and Florida with a total contract level of 500 MMcf/d. As of June 30, 2007, we have spent approximately $247 million on this project with total estimated costs to complete all three phases of the project of approximately $356 million.

Gas Not Used in Operations and Other Natural Gas Sales.  The financial impact of operational gas, net of gas used in operations, is based on the amount of natural gas we are allowed to retain and dispose of according to our tariff, relative to the amounts of natural gas we use for operating purposes and the price of natural gas. Gas not used in operations results in revenues to us, which are impacted by volumes and prices during a given period. During the six months ended June 30, 2007, our EBIT was higher primarily due to favorable pricing on retained volumes sold and delivered.

Impact of Hurricane Katrina.  During the first six months of 2007, we incurred lower operation and maintenance expenses to repair damage caused by Hurricane Katrina as compared to the same period in 2006. For a further discussion of the impact of this hurricane on our capital expenditures, see our Liquidity and Capital Expenditures below.

Earnings from Citrus.  During the first six months of 2007, our equity earnings increased by approximately $15 million, $8 million of which was primarily due to a favorable settlement of litigation brought against Spectra LNG Sales (formerly Duke Energy LNG Sales, Inc.) for a wrongful termination of a gas supply contract. Our equity earnings also increased by approximately $3 million during the quarter ended June 30, 2007 due to Citrus’ sale of a receivable related to the bankruptcy of Enron North America.

Service Revenues.  During the first six months of 2007, our service revenues decreased primarily due to two firm transportation contracts that expired and were not renewed.

Project Cost.  For the six months ended June 30, 2007, we expensed costs associated with a storage project that we are no longer developing.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following items discussed below contributed to our overall EBIT increase of $9 million for the year ended December 31, 2006 as compared to 2005:

				EBIT
	Revenue	Expense	Other	Impact
	Favorable/(Unfavorable)
	(In millions)

Higher service revenues	$26	$—	$—	$26
Expansions	27	(2)	(10)	15
Gas not used in operations and other natural gas sales	(2)	(5)	—	(7)
Impact of Hurricane Katrina	—	(7)	—	(7)
Gain on the sale of assets in 2005	—	(9)	—	(9)
Earnings from Citrus	—	—	(4)	(4)
Other(1)	—	(4)	(1)	(5)

Total impact on EBIT	$51	$(27)	$(15)	$9

(1)	Consists of individually insignificant items.

Higher Service Revenues.  During the year ended December 31, 2006, our revenues increased primarily due to higher rates as a result of our rate case settlement in March 2005. In addition, we experienced increased activity under various interruptible services provided under our tariffs as a result of increased demand in our service areas as well as higher throughput on our system during the summer of 2006.

Expansions.  Our expansions consist of two projects that were approved by the FERC. In February 2006, the Elba Island LNG expansion was placed in service resulting in an increase in our operating revenues. This increase was partially offset by depreciation on the facilities and a reduction in other income due to amounts capitalized in 2005 related to the AFUDC of the expansion.

In June 2006, we received permission from the FERC for our Cypress expansion to construct approximately 177 miles of pipeline to connect our Elba Island facility with markets in Georgia and Florida. The project will consist of three phases with a total capital cost of approximately $356 million and a total contract level up to 500 MMcf/d. We have begun construction of Phase I which has a projected in service date of May 2007. As a result, our earnings increased during 2006 due to amounts capitalized related to the AFUDC of the expansion.

Gas Not Used in Operations and Other Natural Gas Sales.  The financial impact of operational gas, net of gas used in operations, is based on the amount of natural gas we are allowed to retain and dispose of according to our tariff, relative to the amounts of natural gas we use for operating purposes and the price of natural gas. Gas not used in operations results in revenues to us, which are impacted by volumes and prices during a given period. Volumes of natural gas not utilized for operations are based on factors such as system throughput, facility enhancements and the ability to operate the system in the most efficient and safe manner. As a result of our rate case settlement in March 2005, our fuel retention percentage was reduced and a customer sharing provision was implemented. During the year ended December 31, 2006, we experienced a decrease in our EBIT due primarily to a decrease in over retained volumes and a decrease in the index prices used to value those volumes.

Impact of Hurricane Katrina.  During 2006, we continued to repair the damage caused by Hurricane Katrina. We incurred higher operation and maintenance expenses due to only a partial insurance recovery of these repair costs. For a further discussion of the impact of this hurricane, see our Liquidity and Capital Expenditures discussion below.

Gain on the Sale of Assets.  In 2005, we recorded a gain of $7 million on the sale of pipeline and measurement facilities to Atlanta Gas Light Company and a gain of $2 million on the sale of a gathering system.

Earnings from Citrus.  Our earnings from Citrus decreased for the year ended December 31, 2006 compared to 2005, primarily due to an increase in operating expenses and depreciation expense associated with FGT’s approved rate settlement, partially offset by an increase in Citrus’ revenues from interruptible services.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The following items discussed below contributed to our overall EBIT decrease of $3 million for the year ended December 31, 2005 as compared to 2004:

				EBIT
	Revenue	Expense	Other	Impact
	Favorable/(Unfavorable)
	(In millions)

Gas not used in operations and other natural gas sales	$(64)	$49	$—	$(15)
Higher general and administrative expenses	—	(8)	—	(8)
Hurricanes Katrina and Rita	—	(8)	—	(8)
Gain on sale of assets in 2005	—	9	—	9
Mainline expansions	11	(1)	(3)	7
Elba Island expansion	—	—	8	8
Other(1)	3	(9)	10	4

Total impact on EBIT	$(50)	$32	$15	$(3)

(1)	Consists of individually insignificant items.

Gas Not Used in Operations and Other Natural Gas Sales.  The financial impact of operational gas, net of gas used in operations, is based on the amount of natural gas we are allowed to retain and dispose of according to our tariff, relative to the amounts of natural gas we use for operating purposes and the price of natural gas. Gas not used in operations results in revenues to us, which are impacted by volumes and prices during a given period. Prior to March 2005, the effective date of our rate case settlement, we recognized revenues on gas not used in operations at the time gas was sold. In March 2005, we began recognizing revenues on gas not used in operations when the volumes are retained according to our tariff. During 2004 and 2005, the volumes of natural gas not utilized for operations were based on factors such as system throughput, facility enhancements and the ability to operate the system in the most efficient and safe manner. As a result of our rate case settlement, the volumes of natural gas that we retain were reduced, which resulted in a reduction in revenues in 2005 versus 2004.

Higher General and Administrative Expenses.  During the year ended December 31, 2005, our general and administrative expenses were higher than in 2004, primarily due to an increase in benefits accrued under retirement plans, higher insurance and professional fees and higher corporate overhead allocations from El Paso. El Paso’s allocation to us increased in 2005 based on the estimated level of effort devoted to our operations and the relative size of our EBIT, gross property and payroll. We are also allocated costs from TGP associated with our shared pipeline services.

Hurricanes Katrina and Rita.  In 2005, we incurred significant damage to sections of our pipeline facilities due to Hurricanes Katrina and Rita. These hurricanes had substantial impacts on offshore producers in the Gulf of Mexico Region resulting in the shut-in of a significant portion of offshore production in the affected areas. Hurricane Katrina resulted in the initial shut-in of all gas supplies upstream of our Toca Compressor Station (East Leg), which were flowing at a rate of approximately 0.5 Bcf/d prior to the hurricane. Hurricane Rita caused damage at three additional receipt meter stations on our West Leg, which were flowing at a rate of approximately 0.1 Bcf/d prior to the hurricane. In addition, there was damage to other pipelines that were also flowing approximately 0.3 Bcf/d into our system. Hurricane Katrina adversely impacted our results by approximately $8 million during the fourth quarter of 2005.

Gain on the Sale of Assets.  In 2005, we recorded a gain of $7 million on the sale of pipeline and measurement facilities to Atlanta Gas Light Company and a gain of $2 million on the sale of a gathering system.

Mainline Expansions.  Our mainline expansions consist of three major projects that were phased into service from June 2002 through August 2004. The increase in expansion revenue from these projects was partially offset by depreciation on the new facilities and the elimination of earnings associated with an AFUDC.

Interest and Debt Expense

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Interest and debt expense for the six months ended June 30, 2007, was $4 million lower than the same period in 2006 primarily due to lower average interest rates on our outstanding debt.

Affiliated Interest Income

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Affiliated interest income for the year ended December 31, 2006 was $7 million higher than in 2005 due to higher average advances to El Paso under its cash management program and higher average short-term interest rates. The average advances due from El Paso of $256 million in 2005 increased to $328 million in 2006. In addition, the average short-term interest rates increased from 4.2% in 2005 to 5.7% in 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Affiliated interest income for the year ended December 31, 2005, was $7 million higher than in 2004 due primarily to higher average advances to El Paso under its cash management program and higher average short-term interest rates. The average advances due from El Paso of $140 million in 2004 increased to $256 million in 2005. In addition, the average short-term interest rates increased from 2.4% in 2004 to 4.2% in 2005.

Income Taxes

				Six Months
	Year Ended December 31,			Ended June 30,
	2006	2005	2004	2007	2006
	(In millions, except for rates)

Income taxes	$79	$74	$74	$50	$40
Effective tax rate	30%	30%	30%	31%	31%

Our effective tax rates were lower than the statutory rate of 35 percent in the periods indicated above primarily due to the impact of earnings from unconsolidated affiliates where we anticipate receiving dividends that qualify for the dividends received deduction, partially offset by the effect of state income taxes. For a reconciliation of the statutory rate to the effective rates for each of the three years in the period ended December 31, 2006, see Note 2 to our Consolidated Financial Statements beginning on page F-28.

Liquidity and Capital Expenditures

Liquidity Overview

Our liquidity needs are provided by cash flows from operating activities. In addition, we participate in El Paso’s cash management program and depending on whether we have short-term cash surpluses or requirements, we either provide cash to El Paso or El Paso provides cash to us in exchange for an affiliated note receivable or payable that is due upon demand. We have historically provided cash advances to El Paso, which we reflect in investing activities in our statement of cash flows. At June 30, 2007, we had a note receivable from El Paso of approximately $323 million that was classified as non-current as we did not anticipate settlement within twelve months. In addition to our advances under El Paso’s cash management program, we had other notes receivable from El Paso of $89 million at June 30, 2007. See Note 6 to our Condensed Consolidated Financial Statements beginning on page F-15, for a further discussion of El Paso’s cash management program and our other note receivables.

We believe that cash flows from operating activities combined with amounts available to us under El Paso’s cash management program, if necessary, will be adequate to meet our short-term capital and debt service requirements for our existing operating needs and planned expansion opportunities. Additionally, El Paso is currently pursuing the formation of a master limited partnership in 2007 to enhance the value and financial flexibility of its pipeline assets and to provide a lower cost source of capital for new projects. See “Prospectus Summary — Recent Developments” on page 2.

Debt.  In March 2007, we issued $500 million of 5.90% notes due in April 2017. A portion of the net proceeds were used to repurchase all of our $400 million, 8.875% notes that were scheduled to mature in March 2010 and $52 million of our $100 million, 6.70% notes due in October 2007. The remaining proceeds were used for general corporate purposes. The retirement of the $400 million, 8.875% notes removed our most restrictive covenants which limited dividend payments and the incurrence of debt, among other limitations.

In March 2007, Moody’s Investor Services upgraded our senior unsecured debt rating to an investment grade rating of Baa3 and upgraded El Paso’s senior unsecured debt rating to Ba3 while maintaining a positive outlook. Additionally, in March 2007, (i) Standard & Poor’s upgraded our senior unsecured debt ratings to BB and upgraded El Paso’s senior unsecured debt rating to BB- maintaining a positive outlook and (ii) Fitch Ratings initiated coverage on us and assigned an investment grade rating of BBB- on our senior unsecured debt and a rating of BB+ on El Paso’s senior unsecured debt.

Capital Expenditures

Under our current plan, we expect to spend between approximately $57 million and $83 million in each of the next three years beginning January 1, 2007, for capital expenditures, primarily to maintain the integrity of our pipeline, to comply with clean air regulations and to ensure the safe and reliable delivery of natural gas to our customers. In addition, we have budgeted to spend between $143 million and $437 million in each of the next three years to expand the capacity and services of our system for long-term contracts.

Our capital expenditures for the six months ended June 30, 2007, and the amount we expect to spend for the remainder of 2007 to expand and maintain our businesses are listed below. We expect to fund these capital expenditures through a combination of internally generated funds and, if necessary, repayments by El Paso of amounts we advanced under its cash management program.

	Six Months
	Ended
	June 30,		2007
	2007		Remaining	Total
	(In millions)

Maintenance	$29	(1)	$52	$81
Expansions	108		106	214

	$137		$158	$295

(1)	Amount includes $6 million of insurance proceeds received in excess of capital expenditures related to hurricanes.

Hurricanes.  We continue to repair the damage to our pipeline caused by Hurricane Katrina in 2005. In 2007 and 2008, we expect remaining repair costs of approximately $20 million (a substantial portion of which is capital related) and insurance reimbursements of approximately $20 million for the cumulative recoverable costs from our insurers. While our capital expenditures and liquidity may vary from period to period, we do not believe our remaining hurricane related expenditures will materially impact our overall liquidity or financial results.

Commitments and Contingencies

Legal Proceedings

For a description of our material legal proceedings, see “Business — Legal Proceedings.”

Critical Accounting Policies

A critical accounting policy involves the use of complicated processes, assumptions and/or judgments in the preparation of our financial statements. Below is a discussion of our critical accounting policies.

Cost-Based Regulation.  We account for our regulated operations under the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation.” The economic effects of regulation can result in a regulated company recording assets for costs that have been or are expected to be approved for recovery from customers or recording liabilities for amounts that are expected to be returned to customers in the rate-setting process in a period different from the period in which the amounts would be recorded by an unregulated enterprise. Accordingly, we record assets and liabilities that result from the regulated ratemaking process that would not be recorded under GAAP for non-regulated entities. Management continually assesses whether regulatory assets are probable of future recovery by considering factors such as applicable regulatory changes and recent rate orders applicable to other regulated entities. Based on this continual assessment, management believes the existing regulatory assets are probable of recovery. We periodically evaluate the applicability of SFAS No. 71, and consider factors such as regulatory changes and the impact of competition. If cost-based regulation ends or competition increases, we may have to reduce certain of our asset balances to reflect a market basis lower than cost and write-off the associated regulatory assets. We had no regulatory liabilities for the periods included in the financial statements.

Accounting for Legal and Environmental Reserves.  We accrue legal and environmental reserves when our assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered and an amount can be reasonably estimated. Estimates of our liabilities are based on our evaluation of potential outcomes, currently available facts, and in the case of environmental reserves, existing technology and presently enacted laws and regulations taking into consideration the likely effects of societal and economic factors, estimates of associated onsite, offsite and groundwater technical studies and legal costs. Actual results may differ from our estimates, and our estimates can be, and often are, revised in the future, either negatively or positively, depending upon actual outcomes or changes in expectations based on the facts surrounding each matter. As of December 31, 2006, we had accrued approximately $1 million for environmental matters and approximately $2 million for outstanding legal matters.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2006, for each of the years presented.

	2007	2008	2009	2010		2011	Thereafter	Total
	(In millions)

Long-term obligations:(1)
Principal	$100	$100	$—	$400	(2)	$—	$600	$1,200
Interest	94	88	81	64	(2)	46	922	1,295
Operating lease obligations(1)	3	3	1	1		1	—	9
Other contractual obligations and purchase commitments(1)	119	19	10	1		1	—	150

Total contractual obligations	$316	$210	$92	$466		$48	$1,522	$2,654

(1)	See Notes 6 and 7 to our Consolidated Financial Statements beginning on page F-30.
(2)	In March 2007, this debt was refinanced with the 5.90% Notes due 2017.

New Accounting Pronouncements Issued But Not Yet Adopted

As of June 30, 2007, there were several accounting standards and interpretations that had not yet been adopted by us. For more information, see Note 1 to our Consolidated Financial Statements beginning on page F-23 and the Notes to Condensed Consolidated Financial Statements on page F-13.

Quantitative And Qualitative Disclosures About Market Risk

Our primary market risk is exposure to changing interest rates. The table below shows the carrying value and related weighted average effective interest rates of our interest bearing securities by expected maturity dates and the fair value of those securities. The fair values of our fixed rate long-term debt securities have been estimated based on quoted market prices for the same or similar issues.

	June 30, 2007
	Expected Fiscal Year of Maturity
	of Carrying Amounts					December 31, 2006
					Fair	Carrying	Fair
	2007	2008	Thereafter	Total	Value	Amount	Value
	(In millions, except for rates)

Liabilities:
Long-term debt, including current maturities — fixed rate	$48	$100	$1,098	$1,246	$1,287	$1,196	$1,302
Average effective interest rate	6.8%	6.2%	6.9%

We are also exposed to changes in natural gas prices associated with the excess natural gas that we are allowed to retain, net of gas used in operations.

BUSINESS

Overview and Strategy

We are a Delaware corporation incorporated in 1935, and a wholly owned subsidiary of El Paso Corporation (El Paso). Our primary business consists of the interstate transportation and storage of natural gas and LNG terminalling operations. We conduct our business activities through natural gas pipeline systems, which include our Southern Natural Gas pipeline system and our 50 percent indirect ownership interest in the Florida Gas Transmission Company (FGT) pipeline system, a LNG receiving terminal and storage facilities as discussed below.

Each of our pipeline systems and storage facilities operates under tariffs approved by the Federal Energy Regulatory Commission (FERC) that establish rates, cost recovery mechanisms, and other terms and conditions of service to our customers. The fees or rates established under our tariffs are a function of our costs of providing services to our customers, including a reasonable return on our invested capital.

Our strategy is to protect and enhance the value of our transmission, storage and LNG terminalling business by:

•	Seeking to expand our systems by attracting new customers, markets or supply sources while leveraging our existing assets to the extent possible;

•	Investing in maintenance and pipeline integrity projects to maintain the value and ensure the safety of our pipeline systems and assets; and

•	Recontracting or contracting expiring or available capacity.

Below is a further discussion of our pipeline systems, storage facilities and LNG terminal.

The SNG System.  The SNG pipeline system consists of approximately 7,600 miles of pipeline with a design capacity of approximately 3.7 Bcf/d. During 2006, 2005 and 2004, average throughput was 2,168 BBtu/d, 1,984 BBtu/d and 2,163 BBtu/d. This system is comprised of pipelines extending from natural gas supply basins in Texas, Louisiana, Mississippi, Alabama and the Gulf of Mexico to markets in Louisiana, Mississippi, Alabama, Florida, Georgia, South Carolina and Tennessee, including the metropolitan areas of Atlanta and Birmingham. We are the principal natural gas transporter to southeastern markets in Alabama, Georgia and South Carolina which are part of one of the fastest growing natural gas demand regions in the United States.

In June 2006, the FERC approved our Cypress project which consists of approximately 177 miles of pipeline connecting our Elba Island LNG facility to markets in Georgia and Florida. The project will consist of three phases with a total capital cost of approximately $356 million and a total contract level of 500 MMcf/d. In May 2007, we placed Phase I of the Cypress project in-service at a cost of approximately $255 million. In order to serve increasing demand, we have four major expansion projects planned, including Phases II and III of the Cypress project, at an estimated total cost of approximately $578 million.

The FGT System.  We have a 50 percent ownership interest in Citrus Corp. (Citrus), a Delaware corporation. Citrus owns 100 percent of the FGT pipeline system, which consists of approximately 4,900 miles of pipeline with a design capacity of 2.1 Bcf/d. During 2006, 2005 and 2004, average throughput was 2,018 BBtu/d, 1,916 BBtu/d and 2,014 BBtu/d. This system extends from south Texas to south Florida. For more information regarding our investment in Citrus and the FGT system, see Note 11 to our Condensed Financial Statement beginning on page F-36, as well as Citrus’ audited financial statements and related notes beginning on page F-40 of this prospectus.

LNG Terminal.  Our wholly owned subsidiary, Southern LNG Inc., owns a LNG receiving terminal located on Elba Island, near Savannah, Georgia. We completed an expansion of the facility and placed it into service during February 2006. This expansion has increased the peak sendout capacity to 1.2 Bcf/d and the base load sendout capacity to 806 MMcf/d. The capacity at the terminal is contracted with subsidiaries of British Gas and Royal Dutch Shell PLC.

Storage Facilities.  Along our SNG pipeline system, we have a total of approximately 60 Bcf of underground working natural gas storage capacity. Our storage facilities include the Muldon facility in Monroe

County, Mississippi, which has underground working natural gas storage capacity of 31 Bcf, and our 50 percent interest in Bear Creek Storage Company (Bear Creek), with our proportionate share of underground working natural gas storage capacity of 29 Bcf.

Bear Creek is a joint venture that we own equally with our affiliate, Tennessee Gas Storage Company, a subsidiary of Tennessee Gas Pipeline Company (TGP). Bear Creek owns and operates an underground natural gas storage facility located in Louisiana. The facility has approximately 58 Bcf of underground working natural gas storage capacity. Bear Creek’s working storage capacity is committed equally to TGP and us under long-term contracts.

Recent Developments

For a further discussion of recent developments in our business, see “Prospectus Summary — Recent Developments” on page 2.

Markets and Competition

Our customers consist of natural gas distribution and industrial companies, electric generation companies, natural gas producers, other natural gas pipelines, and natural gas marketing and trading companies. We provide transportation and storage services in both our natural gas supply and market areas. In addition to our traditional suppliers, our SNG pipeline system connects with multiple pipelines that provide our customers with access to diverse sources of supply and various natural gas markets.

Imported LNG is one of the fastest growing supply sectors of the natural gas market. LNG terminals and other regasification facilities can serve as important sources of supply for pipelines, enhancing their delivery capabilities and operational flexibility and complementing traditional supply transported into market areas. However, these LNG delivery systems also may compete with us for transportation of gas into market areas we serve.

Electric power generation is the fastest growing demand sector of the natural gas market. The growth of the electric power industry potentially benefits the natural gas industry by creating more demand for natural gas turbine generated electric power. This effect is offset, in varying degrees, by increased generation efficiency, the more effective use of surplus electric capacity, increased natural gas prices and the use and availability of other fuel sources for power generation. In addition, in several regions of the country, new additions in electric generating capacity have exceeded load growth and electric transmission capabilities out of those regions. These developments may inhibit owners of new power generation facilities from signing firm contracts with us.

Our existing transportation and storage contracts mature at various times and in varying amounts of throughput capacity. Our ability to extend our existing contracts or remarket expiring capacity is dependent on competitive alternatives, the regulatory environment at the federal, state and local levels and market supply and demand factors at the relevant dates these contracts are extended or expire. The duration of new or renegotiated contracts will be affected by current prices, competitive conditions and judgments concerning future market trends and volatility. Subject to regulatory requirements, we attempt to recontract or remarket our capacity at the rates allowed under our tariffs, although at times, we discount these rates to remain competitive.

The following table details our customers, contracts and competition on our SNG pipeline system as of December 31, 2006:

Customer Information	Contract Information	Competition

Approximately 270 firm and interruptible customers	Approximately 190 firm transportation contracts. Weighted average remaining contract term of approximately six years.	We face strong competition in a number of our key markets. We compete with other interstate and intrastate pipelines for deliveries to multiple-connection customers who can take deliveries at alternative points. Natural gas delivered on our system competes with alternative energy sources used to generate electricity, such as hydroelectric power, coal and fuel oil. Our four largest customers are able to obtain a significant portion of their natural gas requirements through transportation from other pipelines. Also, we compete with several pipelines for the transportation business of their customers. In addition, we compete with pipelines and gathering systems for connection to new supply sources.
Major Customers:
Atlanta Gas Light Company(1) (959 BBtu/d)	Expire in 2009-2015.
Southern Company Services (418 BBtu/d)	Expire in 2010-2018.
Alabama Gas Corporation (413 BBtu/d)	Expire in 2010-2013.
Scana Corporation (316 BBtu/d)	Expire in 2007-2019.

(1)	Atlanta Gas Light Company is currently releasing a significant portion of its firm capacity to a subsidiary of Scana Corporation under terms allowed by our tariff.

Regulatory Environment

Our interstate natural gas transmission system, storage and LNG terminalling operations are regulated by the FERC under the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and the Energy Policy Act of 2005. We operate under tariffs approved by the FERC that establish rates, cost recovery mechanisms, terms and conditions of service to our customers. Generally, the FERC’s authority extends to:

•	rates and charges for natural gas transportation, storage and LNG terminalling;

•	certification and construction of new facilities;

•	extension or abandonment of services and facilities;

•	maintenance of accounts and records;

•	relationships between pipelines and certain affiliates;

•	terms and conditions of services;

•	depreciation and amortization policies;

•	acquisition and disposition of facilities; and

•	initiation and discontinuation of services.

Our interstate pipeline systems and LNG terminal are also subject to federal, state and local statutes and regulations regarding pipeline and LNG safety and environmental matters. We have ongoing inspection programs designed to keep all of our facilities in compliance with pipeline safety and environmental requirements and we believe that our systems are in material compliance with the applicable requirements.

We are subject to U.S. Department of Transportation regulations that establish safety requirements in the design, construction, operation and maintenance of our interstate natural gas transmission systems and storage facilities. Our LNG terminalling business is regulated by the U.S. Coast Guard.

Environmental

A description of our environmental activities is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies.”

Employees

As of September 19, 2007, we had approximately 490 full-time employees, none of whom are subject to a collective bargaining arrangement.

Properties

We believe that we have satisfactory title to the properties owned and used in our businesses, subject to liens for taxes not yet payable, liens incident to minor encumbrances, liens for credit arrangements and easements and restrictions that do not materially detract from the value of these properties, our interests in these properties, or the use of these properties in our businesses. We believe that our properties are adequate and suitable for the conduct of our business in the future.

Legal Proceedings

Gas Measurement Cases.  We and a number of our affiliates were named defendants in actions that generally allege mismeasurement of natural gas volumes and/or heating content resulting in the underpayment of royalties. These cases were filed in 1997 by an individual under the False Claims Act, which has been consolidated for pretrial purposes (In re: Natural Gas Royalties Qui Tam Litigation, U.S. District Court for the District of Wyoming). These complaints allege an industry-wide conspiracy to underreport the heating value as well as the volumes of the natural gas produced from federal and Native American lands. In October 2006, a U.S. District Judge issued an order dismissing all claims against all defendants. An appeal has been filed.

Royalty Claim.  In five contract settlements reached in the late 1980s with Elf Aquitaine (Elf) pertaining to the pricing of gas produced from certain federal offshore blocks, we indemnified Elf against royalty claims that potentially could have been asserted by the Minerals Management Service (MMS). Following its settlements with us, Elf received demands from the MMS for royalty payments related to the settlements. With our approval, Elf protested the demands for over a decade while trying to reach a settlement with the MMS. Elf, which is now TOTAL E&P USA (TOTAL), advised us that it had renewed efforts to settle these claims. TOTAL has informed us that the MMS is claiming royalties in excess of $13 million, a large portion of which is interest for the settlements. We advised TOTAL that not all of the amounts sought by the MMS are covered by our indemnity. If TOTAL cannot resolve these claims administratively with the MMS, then an appeal can be taken to the federal courts. We have the right under a pre-existing settlement with our customers to recover, through a surcharge payable by our customers, a portion of the amount ultimately paid under the royalty indemnity with TOTAL.

Calpine Corporation (Calpine).  In connection with its bankruptcy proceeding, Calpine filed its plan of reorganization in June 2007, which rejected its firm transportation contract with us. The term on the contract runs through 2019. Although our original undiscounted claim for this contract rejection was approximately $75 million, we entered into a settlement with Calpine that provides approximately $33 million toward our claim for the contract rejection. The settlement is subject to the approval of the bankruptcy court and the ultimate amount to be recovered by SNG is subject to payout levels to be approved in Calpine’s bankruptcy plan.

In addition to the above matters, we and our subsidiaries and affiliates are also named defendants in numerous lawsuits and governmental proceedings that arise in the ordinary course of our business. For each of our outstanding legal matters, we evaluate the merits of the case, our exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If we determine that an unfavorable outcome is probable and can be estimated, we establish the necessary accruals. While the outcome of these matters, including those discussed above, cannot be predicted with certainty, and there are still uncertainties related to the costs we may incur, based upon our evaluation and experience to date, we believe we have established appropriate reserves for these matters. However, it is possible that new information or future developments could require us to reassess our potential exposure related to these matters and adjust our accruals accordingly, and these adjustments could be material. At June 30, 2007, we had accrued approximately $2 million for our outstanding legal matters.

MANAGEMENT

Executive Officers and Directors

The following provides biographical information for each of our executive officers and directors as of September 21, 2007. Directors are elected annually by our parent, and hold office until their successors are elected and duly qualified. Each executive officer named in the following table has been elected to serve until his successor is duly appointed or elected or until his earlier removal or resignation from office.

There are no family relationships among any of our executive officers or directors, and, unless described herein, no arrangement or understanding exists between any executive officer and any other person pursuant to which he was or is to be selected as an officer.

Name	Age	Position	Officer Since

James C. Yardley	56	President, Chairman of the Board and Director (Principal Executive Officer)	1998
John R. Sult	48	Senior Vice President, Chief Financial Officer, and Controller (Principal Accounting and Financial Officer)	2005
Daniel B. Martin	51	Senior Vice President and Director	2000
Norman G. Holmes	51	Senior Vice President, Chief Commercial Officer and Director	1995

James C. Yardley has been Chairman of the Board and President since May 2005. Mr. Yardley has been a Director since November 2001 and President since May 1998. He has been Executive Vice President of El Paso and Chairman of the Board of El Paso’s Pipeline Group since August 2006. Mr. Yardley has served as Vice President, Marketing and Business Development for Southern Natural Gas Company from April 1994 to April 1998. Prior to that time, Mr. Yardley worked in various capacities with Southern Natural Gas and Sonat Inc. since 1978.

John R. Sult has been Senior Vice President, Chief Financial Officer and Controller since November 2005. Mr. Sult also serves as Senior Vice President and Controller (Chief Accounting Officer) of our parent El Paso and as Senior Vice President of our affiliates El Paso Natural Gas Company, Colorado Interstate Gas Company, and Tennessee Gas Pipeline Company. He held the position of Vice President and Controller at Haliburton Energy Services Company from August 2004 until joining El Paso in October 2005. He was an independent consultant from December 2002 until August 2004. From 1994 until December 2002 he was an Audit Partner with Arthur Andersen LLP.

Daniel B. Martin has been a Director since May 2005 and Senior Vice President since June 2000. Mr. Martin has served as Senior Vice President of our affiliates El Paso Natural Gas Company and Tennessee Gas Pipeline Company since 2000 and as Senior Vice President of our affiliate Colorado Interstate Gas Company since 2001. He also serves as a director of El Paso Natural Gas Company, Colorado Interstate Gas Company, and Tennessee Gas Pipeline Company. Prior to that time, Mr. Martin worked in various capacities with Tennessee Gas Pipeline Company since 1978.

Norman G. Holmes has been a Director since November 2005 and Senior Vice President and Chief Commercial Officer since August 2006. Mr. Holmes served as Vice President, Business Development from 1999 to 2006 and as Vice President and Controller from 1995 to 1999. Prior to that time, Mr. Holmes worked in various capacities with Southern Natural Gas Company and Sonat, Inc. since 1979.

We are a wholly owned subsidiary of El Paso and rely on El Paso for certain support services. As a result, we do not have a separate corporate audit committee or audit committee financial expert. Also, we have not adopted a separate code of ethics. However, our executives are subject to El Paso’s Code of Business Conduct which is available for your review at El Paso’s website, www.elpaso.com. Information from El Paso’s website is not part of this prospectus.

EXECUTIVE COMPENSATION

General

All of our executive officers other than Norman G. Holmes are officers or employees of El Paso or one of its non-SNG subsidiaries and devote a substantial portion of their time to El Paso or such other subsidiaries. None of these executive officers receives any compensation from SNG or its subsidiaries. In accordance with SEC guidelines, we present below information regarding the compensation paid to Mr. Holmes by El Paso through its subsidiary SNG, but do not present information regarding the compensation paid to our other executive officers for the reasons stated above. Mr. Holmes’ compensation is set by El Paso, and Mr. Holmes participates in various benefit plans and arrangements sponsored by El Paso.

Compensation Discussion and Analysis

Objectives of El Paso’s Compensation Program

The objectives of El Paso’s compensation program are to ensure El Paso management’s compensation is competitive so that El Paso can attract and retain management personnel and performance-based so that the interests of El Paso’s management are aligned with both the short-term and long-term interests of its stockholders. El Paso seeks to accomplish these objectives through the structure of the elements of El Paso’s compensation program.

Annual Process for Determining Total Compensation

On an annual basis, management of El Paso is responsible for determining and approving the total compensation level of its non-executive officer employees, such as Mr. Holmes, based on company performance and the employee’s individual performance relative to pre-established performance goals and objectives. At the beginning of each calendar year, the Compensation Committee of El Paso’s Board of Directors, which we refer to as the Compensation Committee, approves financial and non-financial goals for El Paso and its business units, and management establishes the annual base salaries and minimum, target, and maximum annual cash incentive bonus levels for each of the non-executive officer employees. After the financial and non-financial results are available for the year, the Compensation Committee determines the appropriate funding of the annual cash incentive pool for payment of annual incentive bonuses and the equity pool for grants of long-term incentive awards. From this annual cash incentive and equity pools, taking into account the employee’s individual performance, management determines the amount of each individual annual cash incentive bonus and the value of individual long-term incentive awards. At the end of the calendar year, management makes determinations with respect to any adjustments for the following year to individual base salaries and target levels for annual cash incentive bonuses.

Elements of Compensation

Total Compensation.  Annual compensation for non-executive officer employees such as Mr. Holmes includes three principal elements: base salary, annual cash incentive awards, and long-term incentive awards in the form of restricted stock and stock options. Based on the competitive practices in El Paso’s industry, management believes the elements of compensation are well-balanced between short-term cash and long-term equity compensation. A significant amount of the compensation paid is short-term cash compensation so that El Paso remains competitive to attract and retain management personnel and a significant amount is long-term equity compensation that is designed to be “at risk” to align El Paso’s management’s interests with those of El Paso’s stockholders and to drive company performance.

•	Base Salary. Base salaries are paid for ongoing performance throughout the year. Management reviews base salaries annually to ensure they are competitive and commensurate with each employee’s job responsibilities and the employee’s performance.

•	Annual Cash Incentive Bonuses. Annual cash incentive bonuses are paid to reward performance and the achievement of pre-established performance goals. Management establishes the annual cash incentive bonus opportunity for each non-executive officer employee at the beginning of the year. Management reviews the target level for annual cash incentive bonuses annually to ensure that the target opportunities are competitive and commensurate with each employee’s job responsibilities. Annual cash incentive bonuses are paid after the end of a calendar year once the Compensation Committee has determined El Paso’s performance (and, where appropriate, the performance of its business units) and management has determined each employee’s performance relative to the performance goals that were established at the beginning of each year. A non-executive officer employee’s annual cash incentive bonus may be lower (including no bonus being paid) than target level when target levels of performance are not achieved. A non-executive officer employee’s annual cash incentive bonus may exceed the target level (as well as the median range of the survey data) in the event of exceptional performance by El Paso, a business unit and/or the individual employee.

•	Long-Term Incentive Awards. Annual grants of long-term incentive awards are in the form of restricted stock and stock options. Restricted stock and stock options are awarded because these awards tie directly to the performance of El Paso’s common stock and provide non-executive officer employees an incentive to build stockholder value. The Compensation Committee believes annual grants of restricted stock and stock options provide an effective means of management retention because the awards are focused long-term and vest over a period of years. The target value of long-term incentive awards is allocated approximately 50 percent in restricted stock and 50 percent in stock options. The Compensation Committee believes this allocation of equity awards is appropriate because restricted stock is granted based on both company and individual performance and is designed to reward employees of El Paso and its subsidiaries for the achievement of performance goals. The amount of equity available to fund the restricted stock portion of the equity pool is based 50 percent on corporate achievement of the annual overall corporate financial goals and 50 percent on El Paso’s relative total shareholder return compared to its peer group of companies. Beginning in 2007 for 2006 performance, stock options are not adjusted for either corporate or individual performance and are granted at target. The Compensation Committee believes this is appropriate because the value of stock options is recognized only if El Paso’s stock price increases thereby creating value for all of El Paso’s stockholders. An employee will forfeit his or her long-term incentive awards if he or she voluntarily leaves El Paso prior to vesting or is terminated for cause.

Retirement Benefits.  Mr. Holmes participates in the following retirement benefit plans: a company-funded pension plan, a company-sponsored retirement savings plan and a non-qualified supplemental benefits plan. Mr. Holmes participates in El Paso’s Pension Plan and Retirement Savings Plan, which are provided to all eligible employees. The Retirement Savings Plan is a defined contribution plan which provides for immediate vesting of benefits for both participant and company contributions. The Pension Plan provides pension benefits under a cash balance formula that defines participant benefits in terms of a notational account balance based on quarterly interest credits and pay credits (determined by age and years of service). Participants are fully vested in their pension benefits upon the earliest of the completion of five years of service or attainment of age 65. The Internal Revenue Code places limitations on the amount of compensation that can be considered when calculating benefits under the Pension Plan and making contributions to the Retirement Savings Plan. These excess benefits are payable under a supplemental benefits plan in which Mr. Holmes participates. The Supplemental Benefits Plan and 2005 Supplemental Benefits Plan are described in more detail beginning on page 45 of this prospectus. See page 44 of this prospectus for the Pension Benefits table and further discussion regarding the actuarial present value of Mr. Holmes’ accumulated pension benefits under the Pension Plan and supplemental benefits plans.

Health and Welfare Benefits.  El Paso offers subsidized health and group benefits to all eligible employees. Each management employee may elect to receive the health and group benefits that are generally available to all employees subject to the payment of required premium payments. El Paso offers comprehensive cafeteria-style health and group benefits, which include medical, dental, vision, disability and life insurance coverage as well as dependent day-care and healthcare flexible spending accounts.

Perquisites and Personal Benefits.  El Paso seeks to maintain equal standards of treatment between its management and other employees. While El Paso does not provide personal perquisite and benefit allowances to officers, it does provide certain benefits which it considers to be business expenses that could be characterized as having a personal benefit. El Paso also pays for the costs of annual physicals for all of its management employees, including Mr. Holmes.

Employment Agreements

El Paso generally does not enter into employment agreements with its officers and employees. Mr. Holmes does not have an employment agreement with El Paso. However, through El Paso’s acquisition of Sonat, Inc. in 1999, El Paso assumed a letter agreement, dated September 9, 1997, between Mr. Holmes and Sonat, Inc. Under the agreement, Mr. Holmes will receive a payment, upon termination, representing the pension benefit he earned during a break in service from Sonat, Inc. The break in service occurred when Sonat, Inc. transferred Mr. Holmes to an affiliate that did not participate in Sonat, Inc.’s pension plan. The payment is intended to keep Mr. Holmes’ pension benefit whole. This payment is described in more detail beginning on page 45 of this prospectus. Mr. Holmes receives an annual base salary subject to adjustment and his benefits are determined in accordance with the policies described under El Paso’s plans in effect from time to time.

Determination of 2006 Annual Base Salary Adjustments and 2006 Target Bonus Opportunities

At the beginning of 2006, El Paso management determined the annual base salaries and 2006 target annual cash incentive bonus opportunities for certain employees including Mr. Holmes. The base salary adjustments (if any) were effective April 1, 2006. Effective August 16, 2006, in connection with Mr. Holmes’ change in responsibilities to Senior Vice President and Chief Commercial Officer of Southern Natural Gas Company, management approved a new annual base salary for Mr. Holmes in the amount of $270,000 effective as of August 16, 2006 and a new target annual cash incentive bonus opportunity for 2006 at a rate of 45% of Mr. Holmes’ base salary.

2006 Annual Base Salary Adjustments and
2006 Target Bonus Opportunities

		2006 Target Bonus
Name	2006 Base Salary	Opportunity

Norman G. Holmes	$270,000	45%

Determination of Annual Cash Incentive Awards for 2006 Performance

In the first quarter of 2007, El Paso management approved the amount of the annual cash incentive awards for 2006 performance for certain employees including Mr. Holmes. The following discussion sets forth the process followed in determining the amount of Mr. Holmes’ annual cash incentive award for 2006 performance. The annual cash incentive bonuses for 2006 performance were paid in April 2007.

Performance Goals.  At the beginning of 2006, El Paso management established a minimum, target and maximum annual cash incentive bonus level for certain employees including Mr. Holmes (see the range of cash incentive bonuses as a percentage of base salary below). In addition, the Compensation Committee established the financial and non-financial goals for El Paso and its business units. At least one of the overall corporate financial goals must have been achieved at the minimum level in order for the 2006 annual incentive bonus program to be funded.

The 2006 target financial goals for El Paso were as follows:

Corporate Financial Goals	2006 Target Goals
(In millions, except per share data)

Earnings Per Share	$0.96
Cash Flow from Operations	$2,530
Debt (net of cash)	$14,100

For the regulated pipeline business, the 2006 financial goals included total earnings before deducting interest expenses and income taxes (EBIT) and cash value created in excess of the cost of invested capital (excluding purchase accounting, goodwill and off FAS 71 items).

The financial goals for El Paso and its business units are set in alignment with El Paso’s and the business unit’s strategic plan and objectives for the year at a minimum and target level. In making the annual determination of the minimum and target levels, the Compensation Committee considers the specific circumstances expected to be faced by El Paso and its business units in the coming year. Generally, the minimum and target levels are set such that the relative difficulty of achieving the target level is consistent from year to year. Corporate performance was determined to be above the target level for 2005 performance and at target level for 2004 performance. For 2005 and 2004 performance, the regulated pipeline business achieved performance above the target level that was set for each of those years.

The 2006 non-financial goals for El Paso and El Paso’s business units were as follows:

•	El Paso’s and El Paso’s business units’ 2006 non-financial goals included the achievement of the following: (i) certification of compliance with El Paso’s Code of Business Conduct by 100 percent of El Paso’s employees, (ii) no material weakness in El Paso’s internal controls over financial reporting and (iii) certain safety goals which included: (a) the number of recordable injuries requiring days away from work compared with the total number of hours worked (“Days Away Incident Rate”) and (b) the number of recordable on-the-job injuries compared with the total number of hours worked (“Total Recordable Incident Rate”).

•	For the regulated pipeline business, the 2006 non-financial goals also included a minimum of 95 percent (1,995 miles) and a target of 100 percent (2,100 miles) of El Paso’s pipeline miles to be successfully in-line inspected as part of El Paso’s pipeline integrity program.

Funding of the Annual Incentive Bonus Pool.  After the 2006 financial results became available, the Compensation Committee determined the appropriate funding of the 2006 annual incentive bonus pool based on the level of El Paso’s performance (and, where appropriate, the performance of its business units) relative to the financial and non-financial performance goals that were established for the year. The Compensation Committee also considered any unplanned or extraordinary factors during the year that impacted the level of performance of El Paso and its business units relative to the target goals that were established. When unplanned or extraordinary factors occur during the year, the Compensation Committee determines whether it is appropriate to consider adjustments to actual levels of performance in determining the amount of the annual incentive bonuses and total compensation levels. The following table sets forth the percentage that the annual incentive bonus pool is funded based on the level of performance relative to the performance goals that were established for the year.

Funding of the
Annual Incentive Bonus Pool

El Paso’s Performance	Pool Funding

Target Goals Exceeded	150%	(1)
Target Goals Met	100%
Minimum Threshold	50%	(2)
Minimum Threshold Not Met	0%	(3)

(1)	The maximum funding of the annual incentive bonus pool is 150 percent for performance above target levels with the actual amount of funding to be determined by the Compensation Committee based on company performance.

(2)	The maximum funding of the annual incentive bonus pool is 100 percent for performance above the minimum threshold level with the actual amount of funding to be determined by the Compensation Committee based on company performance.

(3)	No annual incentive awards will be made if the minimum threshold is not met for at least one of the overall corporate financial goals.

Individual Performance Adjustment.  El Paso’s employees, including Mr. Holmes, receive an individual performance rating based on an evaluation of the employee’s individual contribution and performance against his or her individual performance goals for the year and determined through El Paso’s Performance Management Program. Management applies the individual rating as an adjustment performance factor to determine the employee’s actual annual cash incentive award. The following table sets forth the adjustment factors based on individual performance ratings.

Individual Performance Adjustment

Individual Rating	Adjustment Factor

Outstanding	110 - 150%
Highly Valued	100 - 109%
Opportunity for Development	50 - 60%
Requires Improvement	0%

Under this formula, the maximum bonus opportunity is 225 percent of the target bonus calculated by taking 150 percent of the maximum annual incentive bonus pool times 150 percent of the maximum individual performance adjustment factor in the case of exceptional performance by El Paso and the individual employee. The range of annual cash incentive bonuses, based on the level of El Paso’s performance and the performance of its regulated pipeline business unit and individual performance is illustrated as a percentage of base salary for Mr. Holmes in the following table. The actual percentage of cash incentive bonuses could be at any level between the minimum and maximum percentages based on performance.

Range of Cash Incentive Bonuses as a Percentage of Base Salary for 2006

	Not Met	Minimum	Target	Maximum

Norman G. Holmes	0%	22.5%	45%	101.25%

The potential range of values of the annual cash incentive awards for 2006 performance for Mr. Holmes is reflected in the Grants of Plan-Based Awards table in the “Estimated Possible Payouts under Non-Equity Incentive Plan Awards” column on page 41 of this prospectus.

El Paso Performance.  On February 13, 2007, the Compensation Committee reviewed the actual performance of El Paso and its business units relative to the financial and non-financial performance goals that were established for the year. For 2006, El Paso achieved (i) its minimum outstanding debt (net of cash) performance goal of $15 billion by continuing to reduce debt (net of cash) to $14.9 billion (including discontinued operations) at December 31, 2006 and (ii) substantially all of its non-financial goals. El Paso’s regulated pipeline business experienced solid growth and continued to provide a strong base of earnings and cash flow. El Paso’s non-regulated exploration and production business continued success in its drilling program resulting in higher production levels each quarter despite certain unplanned or extraordinary factors experienced during 2006. The non-regulated business unit experienced the unplanned departure of its former president, lower than planned annual production as a result of delays in bringing certain production online, delays in recovering lost volumes due to Hurricanes Katrina and Rita, higher than planned maintenance in certain onshore fields and volatile commodity prices. The Compensation Committee considered the impact of these unplanned factors on the level of performance and determined that adjustments made to actual performance levels were appropriate. Based on these adjustments, the Compensation Committee determined that El Paso achieved its earnings per share and cash flow from operations performance goals. Specifically, El Paso’s adjusted earnings per share at approximately $1.00 was above its target performance goal of $0.96 and El Paso’s adjusted cash flow from operations at $2.151 billion was above its minimum performance goal of $2.080 billion. To the extent the performance measure was applicable, these adjustments were made to determine other employee incentive opportunities.

In addition to the financial factors discussed above, the Compensation Committee considered the intensely competitive market for talent in the industry during 2006 which is expected to continue into 2007. During 2006, El Paso experienced higher than anticipated employee attrition rates in its shared services group and lower than expected petrotechnical staffing levels in its non-regulated business unit. El Paso expects the industry will continue to experience strong competition for high quality employees in 2007 and that retention should be a key factor in determining total compensation levels. In light of this, the Compensation Committee determined that to remain competitive in the market and retain high quality employees it needed to pay competitive annual incentive bonuses for 2006.

For the 2006 performance period, the Compensation Committee determined that El Paso should award cash incentive bonuses above target for corporate performance and above target for its regulated business unit. Financial goals were weighted 70 percent and non-financial goals were weighted 30 percent. As determined by El Paso management, the annual cash incentive bonus for Mr. Holmes was weighted 25 percent on El Paso’s attainment of its corporate performance goals and 75 percent on the regulated business unit’s attainment of its performance goals. There was no weighting attributed to each individual financial or non-financial performance goal.

Compensation of Mr. Holmes.  Based upon corporate and business unit performance for 2006, as well as the individual performance of Mr. Holmes, El Paso management concluded that Mr. Holmes should receive an annual cash incentive bonus for his 2006 performance in the amount of $155,610, which is based upon above performance of El Paso and the regulated business unit and Mr. Holmes’ individual performance. The amount awarded to Mr. Holmes for his annual cash incentive bonus for 2006 performance is included in the Summary Compensation Table under the column “Non-Equity Incentive Plan Compensation” on page 39 of this prospectus. The following is a comparison of Mr. Holmes’ target annual cash incentive bonus versus the actual amount paid to Mr. Holmes for his annual cash incentive bonus for 2006 performance.

Target vs. Actual
Annual Cash Incentive Bonuses
Paid for 2006 Performance

	Target	Actual
	Cash Incentive	Cash Incentive
	Bonus(1)	Bonus(2)

Norman G. Holmes	$121,500	$155,610

(1)	The range of potential annual cash incentive bonuses for 2006 performance for Mr. Holmes is reflected in the Grants of Plan-Based Awards table in the “Estimated Possible Payments under Non-Equity Incentive Plan Awards” column.

(2)	Annual cash incentive bonuses for 2006 performance were paid in April 2007.

Determination of 2006 and 2007 Long-Term Incentive Awards

Annual long-term incentive awards in the form of restricted stock and stock options are granted under the 2005 Omnibus Incentive Compensation Plan. A senior management committee (consisting of El Paso’s CEO and Senior Vice President of Human Resources and Administration) acts as the plan administrator for non-Section 16 officers, such as Mr. Holmes, and employees and can approve individual grants of awards of not more than 100,000 stock options or 50,000 shares of restricted stock. Within these limitations, the senior management committee has delegated to the Vice President of Corporate Human Resources the authority to approve individual grants of awards to non-Section 16 officers and other employees.

On March 10, 2006, the Compensation Committee approved the long-term incentive awards pool funding based on 2005 performance. Long-term incentive awards from this equity pool were granted in the form of restricted stock and stock options. Long-term incentive awards were granted to Mr. Holmes on April 3, 2006. The amount of equity that was available to fund the equity pool for grants made in April 2006 for 2005 performance was based 50 percent on corporate achievement of the annual overall corporate financial goals and 50 percent on El Paso’s relative total shareholder return (“TSR”) compared to its peer group of companies. TSR is determined by calculating stock price appreciation between the 20 day average of stock prices at the beginning of the year and the end of the year. The total cash dividends paid for the year are divided by the beginning of the year 20 day average stock price and the dividend yield is added to the stock price appreciation to calculate TSR. For equity grants made in 2006 for 2005 performance, the portion of the equity pool that was funded based on El Paso’s TSR compared to its peer group of companies was determined as follows:

Funding of Portion of Equity Pool
Based on Total Shareholder Return
for Equity Grants made in 2006 for 2005 Performance

Total Shareholder Return	Equity Pool Funding

1st Quartile	Funded at 150%
2nd Quartile	Funded from 100% to 150% of actual TSR results
3rd Quartile	Funded from 0% to 100%(1)
4th Quartile	Funding at 0%

(1)	If El Paso’s TSR is below the 50th percentile (i.e., third quartile), at least one of the pre-established corporate or business unit financial or non-financial performance goals must be achieved before any equity will be awarded. The actual level of funding is determined by the Compensation Committee.

During 2005, El Paso achieved above target performance of its financial and non-financial performance goals, resulting in the funding of one-half of the equity pool at 115%. During 2005, El Paso’s TSR relative to its peer group of companies was in the fourth quartile, resulting in the funding of one-half of the equity pool at zero percent. Accordingly, the long-term incentive awards that were granted on April 3, 2006 based on 2005 performance were funded at 57.5 percent of overall target and were adjusted for individual performance. The restricted stock and stock options granted as part of the 2006 annual grant of long-term incentive awards will vest in three equal annual installments beginning one year from the date of grant. The number of shares and grant date fair market value of the restricted stock and stock options awarded as part of the 2006 annual grant of long-term incentive awards to Mr. Holmes is reflected in the Grants of Plan-Based Awards table on page 41 of this prospectus.

In April 2006, the Compensation Committee approved certain changes to the funding of the pool for 2007 long-term incentive awards. The Compensation Committee determined that the amount of equity available to fund the restricted stock portion of the equity pool for grants made in April 2007 for 2006 performance were to be based 50 percent on corporate achievement of the annual overall corporate financial goals and 50 percent on El Paso’s relative TSR compared to its peer group of companies. If El Paso’s TSR for 2006 is in the first quartile, funding of the restricted stock portion of the equity pool will be at 150 percent. If El Paso’s TSR for 2006 is in the second quartile, funding will be a maximum of 150 percent based on actual TSR results. If El Paso’s TSR for 2006 is in the third or forth quartiles and El Paso has achieved at least one of the pre-established 2006 corporate or business unit financial or non-financial performance goals, funding will be at 100 percent with the actual level of funding adjusted downward by the Compensation Committee, as necessary. If El Paso’s TSR for 2006 is at the bottom of the fourth quartile relative to its peer group of companies, funding will be at zero percent. Stock options will be granted at target and will not be adjusted for corporate or individual performance. On February 13, 2007, the Compensation Committee approved the 2007 annual funding of the long-term incentive awards pool in the form of restricted stock and stock options based on 2006 performance. From this pool, Mr. Holmes was granted long-term incentive awards in April, 2007. During 2006, El Paso achieved above target performance of its financial and non-financial performance goals, resulting in the funding of one-half of the restricted stock portion of the equity pool at 110 percent. During 2006, El Paso’s TSR relative to its peer group of companies was in the second quartile, resulting in the funding of one-half of the restricted stock portion of the equity pool at 144 percent. Accordingly, restricted stock grants that occurred in April 2007 based upon 2006 performance were funded at 127 percent of overall target and the value of Mr. Holmes’ grant was adjusted for individual performance, as described above. Stock options were granted at target and were not adjusted for corporate or individual performance. The following table sets forth the 2007 annual grant of long-term incentive awards that was granted in April 2007 for 2006 performance for Mr. Holmes.

2007 Annual Grant of
Long-Term Incentive Awards
based on 2006 Performance

	Stock	Restricted
	Options	Stock
	(#)	(#)

Norman G. Holmes	19,949	10,764

Summary Compensation Table

The following table and the narrative text that follows it provide a summary of the compensation earned or paid in 2006 to Mr. Holmes. The compensation reflected was for Mr. Holmes’ services provided in all capacities to El Paso and its subsidiaries.

Summary Compensation Table

Change in
Pension
Value and
Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive	Compensation	All Other
		Salary	Bonus	Awards	Awards	Plan	Earnings	Compensation	Total
Name and Principal Position	Year	($)	($)	($)(1)	($)(2)	($)(3)	($)(4)	($)(5)	($)

Norman G. Holmes	2006	$235,760	$0	$99,140	$74,478	$155,610	$11,086	$26,392	$602,466
Senior Vice President & Chief Commercial Officer of SNG

(1)	The amount reflected in this column is the amount of compensation cost recognized by El Paso in 2006 for restricted stock granted in 2006 and prior years. The calculation of these amounts disregards the estimate of forfeitures related to time-based vesting conditions. The grant date fair market value of the restricted stock computed in accordance with FAS 123(R) used to calculate these amounts is the same as that used for El Paso’s stock-based compensation disclosure in Note 16 to El Paso’s financial statements included in El Paso’s 2006 Annual Report on Form 10-K filed with the SEC on February 28, 2007, and El Paso’s Annual Reports on Form 10-K for prior years.

(2)	The amount reflected in this column is the amount of compensation cost recognized by El Paso in 2006 for stock options granted in 2006 and prior years. The calculation of these amounts disregards the estimate of forfeitures related to time-based vesting conditions. The grant date fair market value of the stock options computed in accordance with FAS 123(R) used to calculate these amounts is the same as that used for El Paso’s stock-based compensation disclosure in Note 16 to El Paso’s financial statements included in El Paso’s 2006 Annual Report on Form 10-K filed with the SEC on February 28, 2007, and El Paso’s Annual Reports on Form 10-K for prior years.

(3)	The dollar amount in this column reflects the annual cash incentive bonus earned for 2006 performance. Annual cash incentive bonuses are performance-based and driven by company and individual performance. This amount was paid in April 2007.

(4)	The amount in this column reflects the annual change in the actuarial present value of Mr. Holmes accumulated pension and supplemental pension benefits and above-market interest credited to Mr. Holmes’s supplemental Retirement Savings Plan account balances. The change in pension value is equal to the difference between the actuarial present value at the end of the year and the beginning of the year. The change in the actuarial present value is calculated using FAS 87 assumptions. The end of year amounts used the same assumptions that are used for El Paso’s pension liability disclosure in Note 14 to El Paso’s financial statements included in El Paso’s 2006 Annual Report on Form 10-K filed with the SEC on February 28, 2007, and the beginning of year amounts used the same assumptions that are used for El Paso’s pension liability disclosure in Note 17 to its financial statements included in its 2005 Annual Report on Form 10-K filed with the SEC on March 7, 2006. The annual change in the actuarial present value of Mr. Holmes’ accumulated pension and supplemental pension benefits is $11,082. Effective June 2006, interest was credited to the balance of each participant’s supplemental Retirement Savings Plan account balance on a monthly basis at a rate equal to the average of Moody’s Seasoned Aaa Corporate Bond Rate and Moody’s Seasoned Baa Corporate Bond Rate, as published by Moody’s Investors Services, Inc. It was determined that the rate of interest exceeded 120 percent of the applicable federal long-term rate in June, July, October, November and December of 2006. The total amount of the above-market interest credited to Mr. Holmes’ supplemental Retirement Savings Plan account balance during 2006 was $4. See the Nonqualified Deferred Compensation table and narrative description beginning on page 46 of this prospectus for a description of Mr. Holmes’ supplemental Retirement Savings Plan benefits.

(5)	The compensation reflected in the “All Other Compensation” column for 2006 includes company matching contributions to El Paso’s Retirement Savings Plan, supplemental company matching contributions for the Retirement Savings Plan accrued under El Paso’s 2005 Supplemental Benefits Plan, annual executive physicals, a fitness center subsidy, and life insurance and accidental death & dismemberment insurance premiums, which are listed in the table below.

All Other Compensation included in the Summary Compensation Table

Company
Matching
	Company	Accrued			Life Insurance
	Matching	Under the			and Accidental
	To the	2005	Annual		Death &
	Retirement	Supplemental	Executive	Fitness	Dismemberment
	Savings Plan	Benefits Plan	Physicals	Center	Insurance	Total
Name	($)(A)	($)(B)	($)(C)	Subsidy(D)	Premium(E)	($)

Norman G. Holmes	$19,800	$5,506	$752	$288	$46	$26,392

(A)	The compensation reflected in this column for 2006 includes company matching contributions to the Retirement Savings Plan.

(B)	The compensation reflected in this column for 2006 includes supplemental company matching contributions for the Retirement Savings Plan which were accrued under the 2005 Supplemental Benefits Plan. Supplemental company matching contributions for the Retirement Savings Plan are also disclosed as registrant contributions in the Nonqualified Deferred Compensation table on page 46 of this prospectus.

(C)	The amount in this column for 2006 reflects the cost to El Paso for Mr. Holmes’ annual physical.

(D)	The amount in this column for 2006 reflects the pay to Mr. Holmes for a fitness center subsidy.

(E)	The amount in this column for 2006 reflects the premiums for Mr. Holmes’ basic life insurance and basic accidental death & dismemberment insurance.

In addition to the items included in the above table that could be characterized as having a personal benefit, non-executive officer employees may use season tickets purchased by El Paso to attend sporting events when the tickets are not otherwise being used for business purposes. The use of these tickets for personal reasons is not included in the table because there is no incremental cost to El Paso.

The following is a description of material factors necessary to understand the information disclosed above in the Summary Compensation Table. As described in the Compensation Discussion and Analysis, at the beginning of 2006, El Paso management established a minimum, target and maximum annual cash incentive bonus level for Mr. Holmes, and the Compensation Committee establishes the financial and non-financial goals for El Paso and its business units. The range of potential annual cash incentive bonuses for 2006 performance is reflected as a dollar amount (based on the percentage of annual base salary) in the Grants of Plan-Based Awards table in the “Estimated Possible Payments under Non-Equity Incentive Plan Awards” column below. See the discussion under “Determination of Annual Cash Incentive Awards for 2006 Performance” in the Compensation Discussion and Analysis for additional information on the determination of the annual cash incentive bonus for 2006 performance, including the 2006 performance goals, a table that reflects the funding of the annual incentive bonus pool and a table that reflects the adjustment factors for individual performance, beginning on page 34 of this prospectus. After the financial results were available for 2006, the Compensation Committee determined the appropriate funding of the annual incentive bonus pool based on the level of El Paso’s and its business units’ performance relative to the performance goals that were established for the year. Then El Paso management determined the specific percentage cash bonus to be awarded to Mr. Holmes based on the individual performance adjustment factors. See the discussion under “— Determination of Annual Cash Incentive Awards for 2006

Performance — El Paso Performance” and “— Determination of Annual Cash Incentive Awards for 2006 Performance — Compensation to Mr. Holmes” in the Compensation Discussion and Analysis for additional information about the financial and non-financial performance goals that were achieved and individual executive officer performance in 2006, beginning on page 36 of this prospectus. The dollar amount earned (as of December 31, 2006) as an annual cash incentive bonus for 2006 performance by Mr. Holmes is reflected in the Summary Compensation Table in the “Non-Equity Incentive Plan Compensation” column. The annual cash incentive bonus was paid to Mr. Holmes in April 2007.

Grants of Plan-Based Awards Table

The following table sets forth the range of potential annual cash incentive bonuses for 2006 performance as a dollar amount for Mr. Holmes. The table also sets forth the number of shares of restricted stock and the number of securities underlying stock options awarded during 2006 to Mr. Holmes. In satisfaction of applicable SEC regulations, the table further sets forth the date of grant for each restricted stock and stock option award and the date on which the management committee that administers the 2005 Omnibus Incentive Compensation Plan for non-Section 16 officers and other employees took action to approve the grant of such award. The table also sets forth the per-share exercise price of the stock options granted during 2006 and the grant date fair market value of the restricted stock and stock options awarded during 2006. The restricted stock and stock options in this table were granted under El Paso’s 2005 Omnibus Incentive Compensation Plan, which provides that the average between the high and low selling prices at which El Paso’s common stock traded on the date of grant is used as the exercise price (or strike price) for stock options. The exercise prices of the stock options granted to Mr. Holmes during 2006 were not less than the closing market price of El Paso’s common stock on the dates of grant. Therefore, in accordance with applicable SEC regulations, this table does not reflect the closing market price of El Paso’s common stock on the dates of grant of the stock options.

Grants of Plan-Based Awards
During the Year Ended December 31, 2006

						All Other	All Other
						Stock	Option
		Estimated Possible Payouts				Awards:	Awards:		Grant Date
		Under Non-Equity Incentive				Number of	Number of	Exercise or	Fair Value
		Plan Awards(1)				Shares of	Securities	Base Price	of Stock
		Threshold				Stock or	Underlying	of Option	and Option
	Grant	Not Met	Minimum	Target	Maximum	Units	Options	Awards	Awards
Name	Date	($)	($)	($)	($)	(#)(2)	(#)(3)	($/Sh)(4)	($)(5)

Norman G. Holmes	4/3/2006	$0	$60,750	$121,500	$273,375	6,869			$83,493
	4/3/2006						13,888	$12.155	$67,103

(1)	These columns show the potential value of the payout of the annual cash incentive bonuses for 2006 performance for Mr. Holmes if the minimum, target and maximum performance levels are achieved. The potential payout is performance-based and driven by company and individual performance. The actual amount of the annual cash incentive bonuses paid for 2006 performance is shown in the Summary Compensation Table under the “Non-Equity Incentive Plan Compensation” column.

(2)	This column shows the number of shares of restricted stock granted in 2006 to Mr. Holmes. The shares of restricted stock granted time vest in three equal annual installments beginning one year from the date of grant.

(3)	This column shows the number of stock options granted in 2006 to Mr. Holmes. The stock options time vest in three equal annual installments beginning one year from the date of grant.

(4)	This column shows the exercise price for the stock options granted during 2006, which was the average between the high and low selling prices at which El Paso’s common stock traded on the date of grant.

(5)	This column shows the grant date fair value of restricted stock computed in accordance with FAS 123R and the grant date fair value of stock options computed in accordance with FAS 123R granted to Mr. Holmes during 2006. Generally, the grant date fair value is the amount expensed in El Paso’s financial statements over the vesting schedule of the restricted stock and stock options.

The following is a description of material factors necessary to understand the information regarding the stock awards and option awards reflected in the Grants of Plan-Based Awards table. The awards reflected in the Grants of Plan-Based Awards table are shares of restricted stock and non-qualified stock options to purchase shares of El Paso’s common stock which were granted to Mr. Holmes on April 3, 2006, as part of El Paso’s 2006 annual grant of long-term incentive awards. The shares of restricted stock and stock options were granted under El Paso’s 2005 Omnibus Incentive Compensation Plan. The 2005 Omnibus Incentive Compensation Plan provides that the average between the high and low selling prices at which El Paso’s common stock traded on the grant date is used as the exercise price (or strike price) for stock options. In 2006, the value of restricted stock and stock option awards granted as part of El Paso’s annual grant of long-term incentive awards was based on both company and individual performance. The grant date fair value per share for the restricted stock granted on April 3, 2006 was $12.155, computed in accordance with FAS 123(R). The grant date fair value per option for the stock options granted on April 3, 2006, computed using a Black-Scholes option-pricing model based on several assumptions and in accordance with FAS 123(R). These assumptions are based on management’s best estimate at the time of grant and are listed below, as follows:

Expected Term in Years	6.0
Expected Volatility	37.83%
Expected Dividends	1.27%
Risk-Free Interest Rate	4.95%

Restricted stock carries voting and dividend rights. Dividends are paid on restricted stock directly to the holder of the restricted stock and at the same rate as other holders of El Paso’s common stock. Dividends are not paid on unexercised stock options. The amount of dividends received during 2006 on shares of unvested restricted stock granted to Mr. Holmes is factored into the grant date fair value per share in accordance with FAS 123(R) and is not required to be included in the Grants of Plan-Based Awards table but is reflected in the table below.

Dividends Received
during 2006 on
Restricted Stock
Name	($)

Norman G. Holmes	$3,218

The restrictions will lapse on any unvested shares of restricted stock and any unvested stock options become fully exercisable in the event of the holder’s termination of employment without cause or by the holder for “good reason”, if applicable, within two years following a “change in control” of El Paso. See page 37 of this prospectus for a description of El Paso’s 2005 Omnibus Incentive Compensation Plan and page 50 for the definitions of “good reason” and “change in control.” Under the terms of El Paso’s 2005 Omnibus Incentive Compensation Plan, the Compensation Committee may, in its sole discretion and at any time, change the vesting of shares of restricted stock or stock options. The total value of restricted stock can be realized only if the holders remain employees of El Paso for the required vesting period. Certain non-qualified stock options may be transferred to immediate family members, directly or indirectly or by means of a trust, corporate entity or partnership. Stock options generally expire ten years from the date of grant. However, stock options are subject to forfeiture and/or time limitations on exercise in the event of a termination of employment.

Outstanding Equity Awards Table

The following table sets forth, on an award-by-award basis, the number of securities underlying unexercised stock options and the total number and aggregate market value of shares of unvested restricted stock held by Mr. Holmes as of December 31, 2006. The table also provides the exercise price and date of expiration of each unexercised stock option.

Outstanding Equity Awards
at December 31, 2006

						Stock Awards
	Option Awards					Number of		Market Value
	Number of Securities					Shares or		of Shares or
	Underlying Unexercised			Option		Units of		Units of Stock
	Options at Fiscal Year-End			Exercise	Option	Stock That		Stock That
	(#)			Price	Expiration	Have Not Vested		Have Not Vested
Name	Exercisable	Unexercisable		($)(4)	Date	(#)		($)(8)

Norman G. Holmes	7,000			$43.813	12/4/2007	3,897	(5)	$59,546
	5,000			43.875	4/22/2008	8,185	(6)	125,067
	5,100			27.438	12/3/2008	6,869	(7)	104,958
	40,000			42.125	10/25/2009
	40,000			62.975	1/29/2011
	2,775			62.975	1/29/2011
	30,000			46.275	8/13/2011
	11,687	11,688	(1)	7.090	4/1/2014
	6,380	19,141	(2)	10.685	4/1/2015
		13,888	(3)	12.155	4/3/2016

(1)	These are stock options that were granted as part of the 2004 annual grant of long-term incentive awards and time vest in four equal annual installments beginning one year from the date of grant, with remaining vesting dates on April 1, 2007 and April 2, 2008.

(2)	These are stock options that were granted as part of the 2005 annual grant of long-term incentive awards and time vest in four equal annual installments beginning one year from the date of grant, with remaining vesting dates on April 1, 2007, April 1, 2008 and April 1, 2009.

(3)	These are stock options that were granted as part of the 2006 annual grant of long-term incentive awards and time vest in three equal annual installments beginning one year from the date of grant, with vesting dates on April 3, 2007, April 3, 2008 and April 3, 2009.

(4)	The average between the high and low selling prices at which El Paso’s common stock traded on the grant date is used as the exercise price (or strike price) for stock options. No cash is realized until the shares received upon exercise of an option are sold.

(5)	These are shares of restricted stock that were granted as part of the 2004 annual grant of long-term incentive awards and time vest in three equal annual installments beginning one year from the date of grant, with remaining vesting dates on April 1, 2007.

(6)	These are shares of restricted stock that were granted as part of the 2005 annual grant of long-term incentive awards and time vest in three equal annual installments beginning one year from the date of grant, with remaining vesting dates on April 1, 2007 and April 1, 2008.

(7)	These are shares of restricted stock that were granted as part of the 2006 annual grant of long-term incentive awards and time vest in three equal annual installments beginning one year from the date of grant, with vesting dates on April 3, 2007, April 3, 2008 and April 3, 2009.

(8)	The values represented in this column have been calculated by multiplying $15.28, the closing price of El Paso’s common stock on December 29, 2006 (the last trading day of 2006) by the number of shares of stock.

Option Exercises and Stock Vested Table

The following table sets forth information concerning stock option exercises and vesting of restricted stock during 2006 for Mr. Holmes. In satisfaction of applicable SEC regulations, the number of securities for which stock options were exercised (if any) and the aggregate dollar value realized upon the exercise of such stock options is reflected in this table. The number of shares of restricted stock that have vested and the aggregate dollar value realized upon the vesting of such restricted stock is also reflected.

Option Exercises and Stock Vested
During Fiscal Year 2006

	Option Awards		Stock Awards
	Number of Shares	Value Realized	Number of Shares	Value Realized
	Acquired on Exercise	on Exercise	Acquired on Vesting	on Vesting
Name	(#)	($)	(#)	($)(1)

Norman G. Holmes	0	$0	$10,407	$128,893

(1)	The values represented in this column for restricted stock have been calculated by multiplying the per share fair market value of the underlying shares on the vesting date by the number of shares of restricted stock that vested.

Pension Benefits

The following table sets forth information with respect to the pension benefits of Mr. Holmes. El Paso sponsors qualified pension and supplemental benefits plans in which Mr. Holmes participates. In satisfaction of applicable SEC regulations, this table provides the number of years of service credited to Mr. Holmes, the actuarial present value of Mr. Holmes’ accumulated benefits at the earliest unreduced retirement age and the dollar amount of benefits paid, if any, to Mr. Holmes under each of the plans during 2006. No pension benefits were paid to Mr. Holmes during the year.

Pension Benefits
as of December 31, 2006

		Number of Years	Present Value of	Payments During
		Credited Service	Accumulated Benefit	Last Fiscal Year
Name	Plan Name	(#)(1)	($)(2)	($)

Norman G. Holmes	Pension Plan	24	$486,781	$0
	Supplemental Benefits Plan	26	$336,628	$0
	2005 Supplemental Benefits Plan	2	$0	$0

(1)	Credited service shown for Mr. Holmes was 21.25 years as of December 31, 2004 for his Sonat Transition Benefit (as described below).

(2)	The present value of Mr. Holmes’ accumulated pension benefits in this column reflects a 5.75 percent discount rate and September 30, 2006 measurement date. The calculations reflect Mr. Holmes’ earliest unreduced retirement age. Mr. Holmes has a Sonat Transition Benefit (as described below) and would be eligible for an unreduced early retirement benefit at age 62.

The following is a description of material factors necessary to understand the information disclosed above in the Pension Benefits table for Mr. Holmes. Effective January 1, 1997, El Paso amended its qualified Pension Plan to provide pension benefits under a cash balance plan formula that defines participants’ accrued benefits in terms of a notational cash account balance. Eligible employees become participants in the Pension Plan immediately upon employment and are fully vested in their benefits upon the earliest of the completion of five years of service or attainment of age 65. At the end of each calendar quarter, participant cash account balances are increased by an interest credit based on 5-Year Treasury bond yields, subject to a minimum interest credit of 4 percent per year, plus a pay credit equal to a percentage of salary and bonus. The pay credit percentage is based on the sum of age plus service at the end of the prior calendar year according to the following schedule:

Age Plus Service	Pay Credit Percentage

Less than 35	4%
35 to 49	5%
50 to 64	6%
65 and over	7%

The Pension Plan also provides for a special transition benefit for former Sonat Inc. employees who were participants in the Sonat Retirement Plan on December 31, 1999, and who became active participants in the Pension Plan on January 1, 2000. These participants continued to accrue benefits under the Sonat retirement plan formula (the “Sonat Transition Benefit”) through December 31, 2004, or termination, if earlier. The Sonat Transition Benefit is based on years of credited service and the average of the highest five consecutive years of compensation out of the last ten years, subject to maximum limitations as defined under the Pension Plan. The initial cash account balance was equal to the present value of the Sonat Retirement Plan benefit as of December 31, 1999. Upon separation of employment, these participants (including Mr. Holmes) will receive the greater of the Sonat Transition Benefit or a benefit based on their cash account balance. Additionally, active participants in the Pension Plan on January 1, 2000, who had a Sonat cash account benefit on December 31, 1999, will receive this cash balance benefit upon their termination of employment.

Mr. Holmes’ letter agreement provides that he will receive a lump sum payment from El Paso representing a pension benefit earned during a break in service under the Sonat Retirement Plan. The payment is calculated by taking the present value of his retirement benefit using total service at termination (including the break in service time) minus the present value of his retirement benefit using actual service at termination minus the present value of his retirement benefit earned during the break in service.

The amount in the Pension Benefits table reported as the actuarial present value of Mr. Holmes’ accumulated benefits is calculated as of September 30, 2006 using FAS 87 assumptions. These are the same assumptions that are used for El Paso’s pension liability disclosure in Note 14 to its financial statements included in its 2006 Annual Report on Form 10-K filed with the SEC on February 28, 2007. However, the amounts in the Pension Benefits table assume no pre-retirement decrements (i.e., that the officers work and survive to retirement age) and reflect an age 62 commencement date.

Under El Paso’s qualified Pension Plan and applicable Code provisions, compensation in excess of $220,000 cannot be taken into account and the maximum payable benefit in 2006 was $175,000. For 2006, any excess benefits otherwise accruing under El Paso’s Pension Plan were payable under the 2005 Supplemental Benefits Plan which was adopted effective January 1, 2005 in connection with the implementation of Section 409A of the Code. The 2005 Supplemental Benefits Plan replaced El Paso’s prior Supplemental Benefits Plan for benefits accruing after 2004. The prior Supplemental Benefits Plan was amended to utilize certain grandfathering provisions under Section 409A and the proposed regulations. The benefits that accrue under the 2005 Supplemental Benefits Plan are supplemental benefits for officers and key management employees (including Mr. Holmes) who could not be paid under El Paso’s Pension Plan and/or Retirement Savings Plan due to certain Code limitations. The supplemental pension benefits under the 2005 Supplemental Benefits Plan, when combined with the supplemental pension benefits the participant is entitled to receive under El Paso’s prior Supplemental Benefits Plan and the amounts a participant is entitled to receive under the qualified Pension Plan, will be the actuarial equivalent of the Pension Plan’s benefit formula had the limitations of the Code not been applied. Mr. Holmes will receive his supplemental pension benefits upon termination of employment in the form of a lump sum payment (unless a valid irrevocable election was made to receive payment in a form other than lump sum prior to June 1, 2004), except that supplemental pension benefit payments under the 2005 Supplemental Benefits Plan to certain “key employees” (including Mr. Holmes), as determined pursuant to Section 409A of the Code, will be delayed until six months after their termination of employment. The supplemental Retirement Savings Plan benefits under the plan include a credit under the plan equal to the amount of the matching contribution to the Retirement Savings Plan that cannot be made due to Code limitations and the participant’s elective deferrals. See the Nonqualified Deferred

Compensation table below for additional information regarding Mr. Holmes’ supplemental Retirement Savings Plan benefits. The 2005 Supplemental Benefits Plan and prior Supplemental Benefits Plan may not be terminated so long as the Pension Plan and/or Retirement Savings Plan remain in effect. The management committee of the plans designates who may participate and also administers the plan. In the event of a change in control of El Paso, supplemental pension benefits become fully vested and nonforfeitable. A change in control under the plans has the same meaning as under the 2005 Omnibus Incentive Compensation Plan. See the description of the 2005 Omnibus Incentive Compensation Plan beginning on page 37 of this prospectus.

Nonqualified Defined Contribution and
Other Nonqualified Deferred Compensation Plans

The following table sets forth information with respect to nonqualified defined contribution plans for Mr. Holmes as of December 31, 2006. El Paso sponsors a supplemental benefits plan that provides for the deferral of benefits that could not be paid under the Retirement Savings Plan. We do not sponsor a traditional nonqualified deferred compensation plan that provides for deferrals of base salary and bonuses. Mr. Holmes did not have withdrawals or distributions of supplemental Retirement Savings Plan benefits during 2006.

Nonqualified Deferred Compensation
as of December 31, 2006

	Registrant	Aggregate	Aggregate
	Contributions in	Earnings in	Balance at Last
	Last Fiscal Year	Last Fiscal Year	Fiscal Year End
Name	($)(1)	($)	($)(2)

Norman G. Holmes	$5,506	$427	$15,418

(1)	The amounts in this column are reported as compensation to the officers in the Summary Compensation Table in the “All Other Compensation” column as supplemental company matching contributions for the Retirement Savings Plan which were accrued under the 2005 Supplemental Benefits Plan. See footnote 5 to the Summary Compensation Table beginning on page 39 of this prospectus.

(2)	Of the totals in this column, $5,506 was reported as compensation in the Summary Compensation Table included in this prospectus.

The following is a description of material factors necessary to understand the information disclosed above in the Nonqualified Deferred Compensation table for Mr. Holmes. The registrant’s contributions reflected in this table include supplemental company matching contributions for the Retirement Savings Plan which are accrued under El Paso’s supplemental benefits plans. The supplemental Retirement Savings Plan benefits are excess benefits in the form of company matching contributions that cannot be made under the Retirement Savings Plan due to Code limitations. During 2006, these excess benefits were credited to each participant’s supplemental Retirement Savings Plan account balance under the 2005 Supplemental Benefits Plan. The plan administrator determines the rate of interest, if any, periodically attributable to the balance of each supplemental Retirement Savings Plan account. Effective June 2006, the plan administrator determined that interest will be credited to the balance of each participant’s supplemental Retirement Savings Plan account balance on a monthly basis at a rate equal to the average of Moody’s Seasoned Aaa Corporate Bond Rate and Moody’s Seasoned Baa Corporate Bond Rate, as published by Moody’s Investors Services, Inc. The balance of each participant’s supplemental Retirement Savings Plan account will be paid upon termination of employment in a lump sum payment except that benefit payments under the 2005 Supplemental Benefits Plan to certain “key employees” (including Mr. Holmes), as determined pursuant to Section 409A of the Code, will be delayed until six months after termination. See the description of El Paso’s supplemental benefits plans beginning on page 45 of this prospectus for further information.

Potential Payments upon Termination or Change in Control

The following tables reflect the incremental value of compensation and benefits Mr. Holmes would receive in the event of an involuntary termination without cause, retirement, death, disability, termination with cause and a change in control of El Paso relative to a voluntary termination of employment by Mr. Holmes.

All amounts are based upon amounts payable in the event the termination event occurs as of December 31, 2006, and thus include amounts earned through such time. All amounts are estimates of the amounts which would be paid to Mr. Holmes upon his termination. The actual amounts to be paid can only be determined at the time of Mr. Holmes’ termination.

Potential Payments upon Termination or Change in Control
Assuming Termination Event Occurs
on December 31, 2006

Payments made upon Voluntary Termination

The following table reflects the total value of payments Mr. Holmes would receive in the event of a voluntary termination. In the event Mr. Holmes voluntarily terminates his or her employment, he is entitled to his vested benefits under El Paso’s Pension Plan and Retirement Savings Plan (including supplemental benefits). Mr. Holmes will make an election to commence the qualified component of his pension benefit. Supplemental pension and supplemental Retirement Savings Plan benefits are paid in lump sum. Under El Paso’s equity compensation plans, unvested restricted stock and stock options are forfeited in the event of a voluntary termination. Unless stock options expire by their own terms, vested stock options may be exercised for a period of three months.

Payments made upon Voluntary Termination

Retirement
		Supplemental	Savings	Supplemental
	Pension	Pension	Plan	RSP	Equity
	Benefits	Benefits	Benefits	Benefits	Awards	Total
Name	($)(1)(2)	($)(2)	($)	($)	($)(3)	($)

Norman G. Holmes	$462,651	$292,295	$318,923	$5,933	$125,032	$1,204,834

(1)	A participant in El Paso’s Pension Plan may elect to receive his or her qualified pension benefit in the form of a single lump sum payment if his or her vested balance is less than or equal to $100,000. The amount in this column reflects a lump sum payment even though Mr. Holmes’ vested qualified pension benefit is greater than $100,000.

(2)	The amounts in these columns may differ from the amounts in the Pension Benefits table due to several factors, including the use of different assumptions, a measurement date of December 31, 2006, and the timing of commencement of payment.

(3)	Unvested restricted stock and stock options are forfeited in the event of a voluntary termination. This column shows the value of vested stock options held by Mr. Holmes calculated using the difference between $15.28, the closing price of El Paso’s common stock on December 29, 2006 (the last trading day of the year) and the applicable exercise price for each stock option.

Incremental Payments made upon Involuntary Termination without Cause

The following table reflects the incremental value of enhanced benefits Mr. Holmes would receive in the event of an involuntary termination without cause above the compensation and benefits Mr. Holmes is entitled to as a result of a voluntary termination, which include a severance payment, continued medical benefits and the value of restricted stock that vests on a pro-rata basis. El Paso sponsors a Severance Pay Plan that provides benefits to Mr. Holmes following an involuntary termination without cause. The Severance Pay Plan is a broad-based employee plan providing severance benefits following a “qualifying termination” for all of El Paso’s salaried employees and employees of certain of its subsidiaries. A “qualifying termination” is (1) a termination upon the elimination of the participant’s position, or (2) a termination as a result of a reduction in force. The amount of severance pay is based on the individual’s years of service and his or her compensation level. The maximum amount of severance pay is equal to the participant’s annual base salary. Severance pay is paid in lump sum as soon as administratively practicable after the expiration of the revocation period. Participants are also entitled to receive continued medical and dental coverage for a period of three months following termination. Under El Paso’s equity compensation plans, restricted stock is vested on a pro-rata basis and unvested stock options are forfeited in the event of an involuntary termination without cause. Unless stock options expire by their own terms, vested stock options may be exercised for a period of one year.

Incremental Payments made upon Involuntary Termination without Cause

El Paso Corporation
Severance Pay Plan
Continued
	Severance	Medical	Equity
	Payment	Benefits	Awards	Total
Name	($)	($)	($)(1)	($)

Norman G. Holmes	$270,000	$2,379	$117,702	$390,081

(1)	This column shows the value of shares of restricted stock that vest on a pro-rata basis in the event of an involuntary termination without cause calculated using $15.28, the closing price of El Paso’s common stock on December 29, 2006 (the last trading day of the year).

Incremental Payments made upon Retirement

Mr. Holmes is not currently eligible for retirement. Participants in El Paso’s Pension Plan may commence their qualified pension benefits before age 65 if they are at least age 55 and have ten years of service. The commencement of pension benefits before age 65 may result in a participant’s qualified pension benefits being reduced to cover the cost of paying the benefits over a longer period of time. Under El Paso’s equity compensation plans, restricted stock is vested on a pro-rata basis and unvested stock options are forfeited in the event of retirement. Unless stock options expire by their own terms, vested stock options may be exercised for a period of three years following retirement. See page 44 of this prospectus for a description of El Paso’s Pension Plan.

Incremental Payments made upon Death

The following table reflects the incremental value of enhanced benefits Mr. Holmes would receive in the event of death above the compensation and benefits Mr. Holmes is entitled to as a result of a voluntary termination, which include survivor benefit coverage and the value of unvested stock options and restricted stock that become fully vested. In the event of Mr. Holmes’ death, El Paso’s group life insurance plan provides Mr. Holmes with survivor benefit coverage equal to one times his annual salary. Benefits are payable as a lump sum. Under El Paso’s equity compensation plans, outstanding stock options become fully vested and exercisable and the restriction periods applicable to shares of restricted stock immediately lapse in the event of death. Unless stock options expire by their own terms, the executive officer’s beneficiary would have one year to exercise all vested stock options.

Incremental Payments made upon Death

		Supplemental	Survivor	Equity Awards
	Pension	Pension	Benefit	Stock	Restricted
	Benefits	Benefits	Coverage	Options	Stock	Total
Name	($)	($)	($)	($)(1)	($)(2)	($)

Norman G. Holmes	$462,651	$292,295	$270,000	$227,078	$289,571	$1,541,595

(1)	This column shows the value of stock options that become fully vested and exercisable in the event of death calculated using $15.28, the closing price of El Paso’s common stock on December 29, 2006 (the last trading day of the year).

(2)	This column shows the value of shares of restricted stock that become fully vested in the event of death calculated using $15.28, the closing price of El Paso’s common stock on December 29, 2006 (the last trading day of the year).

Incremental Payments made upon Disability

The following table reflects the incremental value of enhanced benefits Mr. Holmes would receive in the event of permanent disability above the compensation and benefits he is entitled to as a result of a voluntary termination, which include disability benefits, the value of unvested stock options that become fully vested and the value of restricted stock that vests on a pro-rata basis. Mr. Holmes may elect to receive the disability benefits that are generally available to all eligible employees under El Paso’s subsidized health and group benefits plan. In the event of permanent disability, disability income would be payable on a monthly basis as long as the participant qualifies as permanently disabled. For purposes of this table, we have assumed Mr. Holmes is disabled for a period of one year. The restrictions on outstanding shares of restricted stock lapse on a prorated basis and all stock options become fully vested and exercisable in the event an employee permanently disabled. Unless stock options expire by their own terms, vested stock options may be exercised for a period of three years following permanent disability.

Incremental Payments made upon Disability

Equity Awards
	Disability	Stock	Restricted
	Income	Options	Stock	Total
Name	($)(1)	($)(2)	($)(3)	($)

Norman G. Holmes	$135,000	$227,078	$117,702	$479,780

(1)	In the event of an officer’s permanent disability, disability income would be payable on a monthly basis as long as the executive officer qualifies as permanently disabled. The amounts in this column assume disability income is paid to the executive officer for a period of one year.

(2)	This column shows the value of stock options that become fully vested and exercisable in the event of disability calculated using $15.28, the closing price of El Paso’s common stock on December 29, 2006 (the last trading day of the year).

(3)	This column shows the value of shares of restricted stock that vest on a pro-rata basis in the event of disability calculated using $15.28, the closing price of El Paso’s common stock on December 29, 2006 (the last trading day of the year).

Incremental Payments made upon Termination with Cause

In the event Mr. Holmes is terminated with cause, Mr. Holmes would not receive any enhanced benefits above the compensation and benefits he is entitled to as a result of a voluntary termination. In the event Mr. Holmes is terminated with cause, he is entitled to his vested benefits under El Paso’s Pension Plan and Retirement Savings Plan (including supplemental benefits). The value of these benefits is shown in the voluntary termination table above. Supplemental pension and supplemental Retirement Savings Plan benefits are paid in lump sum. Under El Paso’s equity compensation plans, unvested restricted stock and vested but unexercised stock options are forfeited in the event of a termination with cause.

Incremental Payments made upon a Change in Control of El Paso

The following table reflects the incremental value of enhanced benefits Mr. Holmes would receive in the event of termination of employment following a change in control of El Paso above the compensation and benefits Mr. Holmes is entitled to as a result of a voluntary termination, which include benefits under El Paso’s 2004 Key Executive Severance Protection Plan and the value of stock options and restricted stock that become fully vested. In March 2004, El Paso adopted the 2004 Key Executive Severance Protection Plan to more closely align its executive severance protection plans with current market arrangements. This plan provides severance benefits following a termination of employment within two years of a change in control of El Paso for El Paso’s executives and certain executives of El Paso’s subsidiaries designated by El Paso’s Board of Directors or the Compensation Committee, including Mr. Holmes. This plan is intended to replace El Paso’s prior severance protection plans and participants are required to waive their participation under the prior plans (if applicable) as a condition to becoming participants in this plan. The benefits of the plan include: (1) a cash severance payment in an amount equal to one times annual base salary and target bonus for participants such as Mr. Holmes; (2) a pro-rated portion of the participant’s target bonus for the year in which the termination of employment occurs; (3) continuation of life and health insurance following termination for a period of 12 months for participants such as Mr. Holmes; (4) a gross-up payment for any federal excise tax imposed on an executive in connection with any payment or distribution made by El Paso or any of its affiliates under the plan or otherwise; provided that in the event a reduction in payments in respect of the participant of ten percent or less would cause no excise tax to be payable in respect of that executive, then the participant will not be entitled to a gross-up payment and payments to the participant shall be reduced to the extent necessary so that the payments shall not be subject to the excise tax; and (5) payment of legal fees and expenses incurred by the participant to enforce any rights or benefits under the plan. Supplemental pension benefits become fully vested and payable to the participant in the event of a termination of employment following a change in control of El Paso. Under El Paso’s equity compensation plans, the restriction periods applicable to shares of restricted stock immediately lapse and all outstanding stock options become fully vested and exercisable.

Incremental Payments made upon a Change in Control of El Paso

		2004 Key Executive					Gross-Up
	Supplemental	Severance Protection Plan			Equity Awards		Payment
	Pension	Severance	Bonus	Medical	Stock	Restricted	for Excise
	Benefits	Payment	Payment	Benefits	Options	Stock	Taxes	Total
Name	($)	($)	($)	($)	($)(1)	($)(2)	($)	($)

Norman G. Holmes	$0	$391,500	$121,500	$9,515	$227,078	$289,571	$0	$1,039,164

(1)	This column shows the value of stock options that become fully vested and exercisable in the event of a change in control of El Paso calculated using $15.28, the closing price of El Paso’s common stock on December 29, 2006 (the last trading day of the year).

(2)	This column shows the value of shares of restricted stock that become fully vested in the event of a change in control of El Paso calculated using $15.28, the closing price of El Paso’s common stock on December 29, 2006 (the last trading day of the year).

Benefits are payable for any termination of employment of a participant in the 2004 Key Executive Severance Protection Plan within two years following the date of a change in control, except where termination is by reason of death, disability, for cause or instituted by the participant other than for “good reason”. Good reason means, as to any participant, the occurrence of any of the following events or conditions following a change in control: (a) a reduction in the participant’s status, title, position or responsibilities, (b) a reduction in the participant’s annual base salary, (c) the requirement that the participant’s principal place of employment be outside a fifty mile radius of his or her principal place of employment immediately prior to the change in control; (d) the termination of any material compensation and benefits provided to the participant immediately prior to the change in control, (e) any material breaches of any provision of the plan and (f) any termination of the participant’s employment for cause which does not comply with the plan. Benefits are also payable under the plan for terminations of employment prior to a change in control that arise in connection with, or in anticipation of, a change in control. Benefits are not payable for any termination of employment following a change in control if (i) the termination occurs in connection with the sale, divestiture or other disposition of El Paso’s designated subsidiaries, (ii) the purchaser or entity subject to the transaction agrees to provide severance benefits at least equal to the benefits available under the plan, and (iii) the participant is offered, or accepts, employment with the purchaser or entity subject to the transaction. A change in control generally occurs if: (i) any person or entity becomes the beneficial owner of more than 20 percent of El Paso’s common stock; (ii) a majority of the current members of El Paso’s Board of Directors or their approved successors cease to be El Paso’s directors (or, in the event of a merger, the ultimate parent following the merger); or (iii) a merger, consolidation, or reorganization, El Paso’s complete liquidation or dissolution, or the sale or disposition of all or substantially all of El Paso’s and El Paso’s subsidiaries’ assets (other than a transaction in which the same stockholders before the transaction own 50 percent of the outstanding common stock after the transaction is complete). The 2004 Key Executive Severance Protection Plan generally may be amended or terminated at any time prior to a change in control, provided that any amendment or termination that would adversely affect the benefits or protections of any participant under the plan shall be null and void as it relates to that participant if a change in control occurs within one year of the amendment or termination. In addition, any amendment or termination of the plan in connection with, or in anticipation of, a change in control which actually occurs shall be null and void. From and after a change in control, the plan may not be amended in any manner that would adversely affect the benefits or protections provided to any participant under the plan.

El Paso maintains the Benefits Protection Trust for the purpose of funding certain of El Paso’s employee benefit plans (including the 2004 Key Executive Severance Protection Plan described above). The trust consists of a trustee expense account, which is used to pay the fees and expenses of the trustee, and a benefit account, which is made up of three subaccounts and used to make payments to participants and beneficiaries in the participating plans. The trust is revocable at any time before a “threatened change in control” (which is generally defined to include the commencement of actions that would lead to a change in control) as to assets held in the trustee expense account, but is not revocable (except as provided below) as to assets held in the benefit account at any time. The trust generally becomes fully irrevocable as to assets held in the trust upon a threatened change in control. The trust is a grantor trust for federal tax purposes, and assets of the trust are subject to claims by El Paso’s general creditors in preference to the claims of plan participants and beneficiaries. Upon a threatened change in control, we are required to deliver $1.5 million in cash to the trustee expense account. Prior to a threatened change in control, we may freely withdraw and substitute the assets held in the benefit account, other than the initially funded amount; however, no such assets may be withdrawn from the benefit account during a threatened change in control period. Any assets contributed to the trust during a threatened change in control period may be withdrawn if the threatened change in control period ends and there has been no threatened change in control. In addition, after a change in control occurs, if the trustee determines that the amounts held in the trust are less than “designated percentages” (as defined in the Benefits Protection Trust Agreement) with respect to each subaccount in the benefit account, the trustee must make a written demand to us to deliver funds in an amount determined by the trustee sufficient to attain the designed percentages. Following a change in control and if the trustee has not been requested to pay benefits from any subaccount during a “determination period” (as defined in the Benefits Protection Trust Agreement), we may make a written request to the trustee to withdraw certain amounts which were allocated to the subaccounts after the change in control occurred. The trust generally may be amended or terminated at any time, provided that no amendment or termination may result, directly or indirectly, in the return of any assets of the benefit account to us prior to the satisfaction of all liabilities under the participating plans (except as described above) and no amendment may be made unless we reasonably believe that such amendment would have no material adverse effect on the amount of benefits payable under the trust to participants. In addition, no amendment may be made after the occurrence of a change in control which would (i) permit us to withdraw any assets from the trustee expense account, (ii) directly or indirectly reduce or restrict the trustee’s rights and duties under the trust, or (iii) permit us to remove the trustee following the date of the change in control.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

None of our common stock is held by any director or executive officer. No family relationship exists between any of our directors or executive officers. The following information relates to the only entity known to us to be the beneficial owner, as of August 28, 2007, of more than five percent of our voting securities.

		Amount and Nature of
Title of Class	Name	Beneficial Ownership	Percent of Class

Common Stock	El Paso Corporation(1)	1,000 shares	100%
	1001 Louisiana Street Houston, Texas 77002

(1)	We are a direct wholly-owned subsidiary of El Paso Corporation.

The following table sets forth, as of August 28, 2007, the number of shares of common stock of El Paso owned by each of our executive officers and directors and all of our directors and executive officers as a group.

	Shares of	Shares		Percentage of
	Common	Underlying	Total Shares	Total Shares
	Stock	Options	of Common	of Common
	Owned	Exercisable	Stock	Stock
	Directly or	Within	Beneficially	Beneficially
Name of Beneficial Owner	Indirectly	60 Days(1)	Owned	Owned(2)

James C. Yardley	176,947	273,280	450,227		*
John R. Sult	54,657	33,413	88,070		*
Daniel B. Martin	123,889	242,565	366,454		*
Norman G. Holmes	71,522	164,796	236,318
All directors and executive officers as a group (four persons)	427,015	714,054	1,141,069		*

*	Less than 1%.

(1)	The shares indicated represent stock options granted under El Paso’s current or previous stock option plans, which are currently exercisable or which will become exercisable within 60 days of August 28, 2007. Shares subject to options cannot be voted.

(2)	Based on 700,543,326 shares outstanding as of July 31, 2007.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Cash Management Program.  We participate in El Paso’s cash management program which matches short-term cash surpluses and needs of participating affiliates, thus minimizing total borrowings from outside sources. We have historically provided cash to El Paso in exchange for an affiliated note receivable that is due upon demand. At June 30, 2007 and December 31, 2006, we have a note receivable from El Paso of $323 million and $219 million, which was not intended to be settled within twelve months and therefore classified as non-current on our balance sheets. The interest rate on this note at June 30, 2007 and December 31, 2006 was 6.1% and 5.3%.

Other Notes Receivable.  At June 30, 2007 and December 31, 2006, we had a variable interest rate note receivable from El Paso of $89 million and $86 million. The interest rate at June 30, 2007 and December 31, 2006 was 6.1% and 5.3%. In addition, we had a non-interest bearing note receivable of approximately $2 million at December 31, 2006 which was settled during the second quarter of 2007. Each of these notes is due upon demand; however, as settlement was not anticipated within twelve months, we classified these notes as non-current on our balance sheets.

Accounts Receivable Sales Program.  We sell certain accounts receivable to a qualifying special purpose entity (QSPE) and reflect the subordinated interest in receivables as accounts receivable — affiliate on our balance sheets. We earn a fee for servicing the accounts receivable and performing all administrative duties for the QSPE. At June 30, 2007 and December 31, 2006, our subordinated beneficial interest in the receivables sold was $16 million and $23 million. The fair value of the fees earned was immaterial to our financial statements for the quarter and six months ended June 30, 2007.

Taxes.  El Paso files consolidated U.S. federal and certain state tax returns which include our taxable income. In certain states, we file and pay taxes directly to the state taxing authorities. At December 31, 2006 , we had state income taxes receivable of $2 million included in accounts receivable-other on our balance sheets and federal income taxes payable of $38 million. At June 30, 2007, we have federal and state income taxes payable of $70 million. The majority of these balances, as well as our deferred income taxes and amounts associated with unrecognized tax benefits, will become payable to or due from El Paso.

During the first quarter of 2007, we amended our tax sharing agreement and intercompany tax billing policy with El Paso to clarify the billing of taxes and tax related items to El Paso’s subsidiaries. El Paso billed us $20 million for certain tax attributes previously reflected as deferred income taxes in our financial statements through intercompany accounts.

Affiliate Revenues and Expenses.  We enter into transactions with affiliates in the normal course of our business to transport natural gas. Services provided to these affiliates are based on the same terms as non-affiliates.

El Paso bills us directly for certain general and administrative costs and allocates a portion of its general and administrative costs to us. In addition to allocations from El Paso, we are allocated costs from TGP associated with our pipelines services. These allocations are based on the estimated level of effort devoted to our operations and the relative size of our EBIT, gross property and payroll.

The following table shows revenues and charges from our affiliates for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2006	2005	2004	2007	2006
	(In millions)

Revenues from affiliates	$9	$7	$10	$3	$5
Operation and maintenance expenses from affiliates(1)	65	74	66	35	34

(1)  Includes expenses related to a long-term storage contract with an affiliate.

THE EXCHANGE OFFER

Exchange Terms

Old Notes in an aggregate principal amount of $500 million are currently issued and outstanding. The maximum aggregate principal amount of New Notes that will be issued in exchange for Old Notes is $500 million. The terms of the New Notes and the Old Notes are substantially the same in all material respects, except that the New Notes will not contain terms with respect to transfer restrictions, registration rights and payments of additional interest.

The New Notes will bear interest at a rate of 5.90% per year, payable semi-annually on April 1 and October 1 of each year, beginning on April 1, 2008. Interest on the Old Notes for the period from March 26, 2007 to October 1, 2007 was paid on October 1, 2007 to the holders of record of the Old Notes as of the close of business on September 15, 2007. Holders of New Notes will receive interest from October 1, 2007, the date of the last payment of interest on the Old Notes. Holders of New Notes will not receive any interest on Old Notes tendered and accepted for exchange. In order to exchange your Old Notes for transferable New Notes in the exchange offer, you will be required to make the following representations, which are included in the letter of transmittal:

•	any New Notes that you receive will be acquired in the ordinary course of your business;

•	you are not participating, and have no arrangement or understanding with any person or entity to participate, in the distribution of the New Notes;

•	you are not our “affiliate,” as defined in Rule 405 under the Securities Act, or a broker-dealer tendering Old Notes acquired directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

•	if you are not a broker-dealer, that you are not engaged in and do not intend to engage in the distribution of the New Notes.

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any Old Notes properly tendered in the exchange offer, and the exchange agent will deliver the New Notes promptly after the expiration date of the exchange offer.

If you tender your Old Notes, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the Old Notes in connection with the exchange offer. We will pay all charges, expenses and transfer taxes in connection with the exchange offer, other than the taxes described below under “— Transfer Taxes.”

We make no recommendation to you as to whether you should tender or refrain from tendering all or any portion of your existing Old Notes into this exchange offer. In addition, no one has been authorized to make this recommendation. You must make your own decision whether to tender into this exchange offer and, if so, the aggregate amount of Old Notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisors, if any, based on your financial position and requirements.

Expiration Date; Extensions; Termination; Amendments

The exchange offer expires at 5:00 p.m., New York City time, on          , 2007, unless we extend the exchange offer, in which case the expiration date will be the latest date and time to which we extend the exchange offer.

We expressly reserve the right, so long as applicable law allows:

•	to delay our acceptance of Old Notes for exchange;

•	to terminate the exchange offer if any of the conditions set forth under “— Conditions of the Exchange Offer” exist;

•	to waive any condition to the exchange offer;

•	to amend any of the terms of the exchange offer; and

•	to extend the expiration date and retain all Old Notes tendered in the exchange offer, subject to your right to withdraw your tendered Old Notes as described under “— Withdrawal of Tenders.”

Any waiver or amendment to the exchange offer will apply to all Old Notes tendered, regardless of when or in what order the Old Notes were tendered. If the exchange offer is amended in a manner that we think constitutes a material change, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment or waiver by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

We will promptly follow any delay in acceptance, termination, extension or amendment by oral or written notice of the event to the exchange agent, followed promptly by oral or written notice to the registered holders. Should we choose to delay, extend, amend or terminate the exchange offer, we will have no obligation to publish, advertise or otherwise communicate this announcement, other than by making a timely release to an appropriate news agency.

In the event we terminate the exchange offer, all Old Notes previously tendered and not accepted for payment will be returned promptly to the tendering holders.

In the event that the exchange offer is withdrawn or otherwise not completed, New Notes will not be given to holders of Old Notes who have validly tendered their Old Notes.

Resale of New Notes

Based on existing interpretations of the Securities Act by the staff of the SEC set forth in several no action letters issued to third parties, we believe that New Notes issued under the exchange offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery requirements of the Securities Act, if:

•	you are acquiring New Notes in the ordinary course of your business;

•	you are not participating, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes;

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act; and

•	you are not a broker-dealer who purchased Old Notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act.

If you tender Old Notes in the exchange offer with the intention of participating in any manner in a distribution of the New Notes:

•	you cannot rely on the interpretation of the staff of the SEC set forth in those letters, and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and that such a secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K.

Only broker-dealers that acquired the Old Notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of New Notes.

Acceptance of Old Notes for Exchange

We will accept for exchange Old Notes validly tendered pursuant to the exchange offer, or defectively tendered, if such defect has been waived by us. We will not accept Old Notes tendered for exchange subsequent to the expiration date of the exchange offer. Tenders of Old Notes will be accepted only in denominations of $1,000 and integral multiples thereof.

We expressly reserve the right, in our sole discretion, to:

•	delay acceptance for exchange of Old Notes tendered under the exchange offer, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders promptly after the termination or withdrawal of a tender offer, or

•	terminate the exchange offer and not accept for exchange any Old Notes not theretofore accepted for exchange, if any of the conditions set forth below under “— Conditions of the Exchange Offer” have not been satisfied or waived by us or in order to comply in whole or in part with any applicable law. In all cases, New Notes will be issued only after timely receipt by the exchange agent of (i) certificates representing Old Notes, or confirmation of book-entry transfer, (ii) a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof or an agent’s message (as defined below in “— Procedures for Tendering Old Notes — Tendering Old Notes Held Through Depository Trust Company”) instead of a Letter of Transmittal, and (iii) any other required documents. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered Old Notes, or defectively tendered Old Notes with respect to which we have waived such defect, if, as and when we give oral, confirmed in writing, or written notice to the exchange agent. Promptly after the expiration date, we will deposit the New Notes with the exchange agent, who will act as agent for the tendering holders for the purpose of receiving the New Notes and transmitting them to the holders. The exchange agent will deliver the New Notes to holders of Old Notes accepted for exchange after the exchange agent receives the New Notes.

If, for any reason, we delay acceptance for exchange of validly tendered Old Notes or we are unable to accept for exchange validly tendered Old Notes, then the exchange agent may, nevertheless, on our behalf, retain tendered Old Notes, without prejudice to our rights described under “— Expiration Date; Extensions; Termination; Amendments”, “— Conditions of the Exchange Offer” and ‘‘— Withdrawal of Tenders”, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.

If any tendered Old Notes are not accepted for exchange for any reason, or if certificates are submitted evidencing more Old Notes than those that are tendered, certificates evidencing Old Notes that are not exchanged will be returned, without expense, to the tendering holder, or, in the case of Old Notes tendered by book-entry transfer into the exchange agent’s account at a book-entry transfer facility under the procedure set forth under “— Procedures for Tendering Old Notes — Book-Entry Transfer”, such Old Notes will be credited to the account maintained at such book-entry transfer facility from which such Old Notes were delivered, unless otherwise requested by such holder under “Special Delivery Instructions” in the letter of transmittal, promptly following the expiration date or the termination of the exchange offer.

Tendering holders of Old Notes exchanged in the exchange offer will not be obligated to pay brokerage commissions or transfer taxes with respect to the exchange of their Old Notes other than as described in “Transfer Taxes” or in Instruction 7 to the letter of transmittal. We will pay all other charges and expenses in connection with the exchange offer.

Procedures for Tendering Old Notes

Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or held through a book-entry transfer facility and who wishes to tender Old Notes should contact such registered holder promptly and instruct such registered holder to tender Old Notes on such beneficial owner’s behalf.

Tender of Old Notes Held Through Depository Trust Company

The exchange agent and Depository Trust Company (“DTC”) have confirmed that the exchange offer is eligible for the DTC’s automated tender offer program. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer Old Notes to the exchange agent in accordance with DTC’s automated tender offer program procedures for transfer. DTC will then send an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering Old Notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant. In the case of an agent’s message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the exchange agent which states that DTC has received an express acknowledgment from the participant in DTC tendering Old Notes that they have received and agree to be bound by the notice of guaranteed delivery.

Tender of Old Notes Held in Certificated Form

For a holder to validly tender Old Notes held in certificated form:

•	the exchange agent must receive at its address set forth in this prospectus a properly completed and validly executed letter of transmittal, or a manually signed facsimile thereof, together with any signature guarantees and any other documents required by the instructions to the letter of transmittal, and

•	the exchange agent must receive certificates for tendered Old Notes at such address, or such Old Notes must be transferred pursuant to the procedures for book-entry transfer described below.

A confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date of the exchange offer. A holder who desires to tender Old Notes and who cannot comply with the procedures set forth herein for tender on a timely basis or whose Old Notes are not immediately available must comply with the procedures for guaranteed delivery set forth below.

Letters of Transmittal and Old Notes should be sent only to the exchange agent, and not to us or to DTC.

The method of delivery of Old Notes, Letters of Transmittal and all other required documents to the exchange agent is at the election and risk of the holder tendering Old Notes. Delivery of such documents will be deemed made only when actually received by the exchange agent. If such delivery is by mail, we suggest that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date of the exchange offer to permit delivery to the exchange agent prior to such date. No alternative, conditional or contingent tenders of Old Notes will be accepted.

Signature Guarantee

Signatures on the letter of transmittal must be guaranteed by an eligible institution unless:

•	the letter of transmittal is signed by the registered holder of the Old Notes tendered therewith, or by a participant in one of the book-entry transfer facilities whose name appears on a security position listing it as the owner of those Old Notes, or if any Old Notes for principal amounts not tendered are to be issued directly to the holder, or, if tendered by a participant in one of the book-entry transfer facilities, any Old Notes for principal amounts not tendered or not accepted for exchange are to be credited to the participant’s account at the book-entry transfer facility, and neither the “Special Issuance Instructions” nor the “Special Delivery Instructions” box on the letter of transmittal has been completed, or

•	the Old Notes are tendered for the account of an eligible institution.

An eligible institution is a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or a trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act.

Book-Entry Transfer

The exchange agent will seek to establish a new account or utilize an existing account with respect to the Old Notes at DTC promptly after the date of this prospectus. Any financial institution that is a participant in the DTC system and whose name appears on a security position listing as the owner of the Old Notes may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the exchange agent’s account. However, although delivery of Old Notes may be effected through book-entry transfer into the exchange agent’s account at DTC, (i) a properly completed and validly executed Letter of Transmittal, or a manually signed facsimile thereof or (ii) an agent’s message (as defined above in “— Procedures for Tendering Old Notes — Tendering Old Notes Held Through Depository Trust Company”) instead of the Letter of Transmittal, must be received by the exchange agent at one of its addresses set forth in this prospectus on or prior to the expiration date of the exchange offer, or else the guaranteed delivery procedures described below must be complied with. The confirmation of a book-entry transfer of Old Notes into the exchange agent’s account at DTC is referred to in this prospectus as a “book-entry confirmation.” Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the exchange agent.

Guaranteed Delivery

If you wish to tender your Old Notes and:

(1) certificates representing your Old Notes are not lost but are not immediately available,

(2) time will not permit your letter of transmittal, certificates representing your Old Notes and all other required documents to reach the exchange agent on or prior to the expiration date of the exchange offer, or

(3) the procedures for book-entry transfer cannot be completed on or prior to the expiration date of the exchange offer,

you may nevertheless tender if all of the following conditions are complied with:

•	your tender is made by or through an eligible institution; and

•	on or prior to the expiration date of the exchange offer, the exchange agent has received from the eligible institution a properly completed and validly executed notice of guaranteed delivery, by manually signed facsimile transmission, mail or hand delivery, in substantially the form provided with this prospectus. The notice of guaranteed delivery must:

(a) set forth your name and address, the registered number(s) of your Old Notes and the principal amount of Old Notes tendered;

(b) state that the tender is being made thereby;

(c) guarantee that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof properly completed and validly executed, together with certificates representing the Old Notes, or a book-entry confirmation, and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by the eligible institution with the exchange agent; and

(d) the exchange agent receives the properly completed and validly executed letter of transmittal or facsimile thereof with any required signature guarantees, together with certificates for all Old Notes in proper form for transfer, or a book-entry confirmation, and any other required documents, within three New York Stock Exchange trading days after the expiration date.

Other Matters

New Notes will be issued in exchange for Old Notes accepted for exchange only after timely receipt by the exchange agent of:

•	certificates for (or a timely book-entry confirmation with respect to) your Old Notes,

•	a properly completed and duly executed letter of transmittal or facsimile thereof with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message, and

•	any other documents required by the letter of transmittal.

We will determine, in our sole discretion, all questions as to the form of all documents, validity, eligibility, including time of receipt, and acceptance of all tenders of Old Notes. Our determination will be final and binding on all parties. Alternative, conditional or contingent tenders of Old Notes will not be considered valid. We reserve the absolute right to reject any or all tenders of Old Notes that are not in proper form or the acceptance of which, in our opinion, would be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Old Notes.

Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding.

Any defect or irregularity in connection with tenders of Old Notes must be cured within the time we determine, unless waived by us. We will not consider the tender of Old Notes to have been validly made until all defects and irregularities have been waived by us or cured. Neither we, the exchange agent, or any other person will be under any duty to give notice of any defects or irregularities in tenders of Old Notes, or will incur any liability to holders for failure to give any such notice.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender of Old Notes at any time prior to the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal at one of the addresses set forth below under “— Exchange Agent”, or

•	you must comply with the appropriate procedures of DTC’s automated tender offer program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the Old Notes to be withdrawn, and

•	identify the Old Notes to be withdrawn, including the principal amount of the Old Notes.

If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes and otherwise comply with the procedures of DTC.

We will determine all questions as to validity, form, eligibility and time of receipt of any withdrawal notices. Our determination will be final and binding on all parties. We will deem any Old Notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any Old Notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder or, in the case of Old Notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such Old Notes will be credited to an account maintained with DTC for the Old Notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn Old Notes by following one of the procedures described under “— Procedures for Tendering Old Notes” at any time on or prior to the expiration date.

Conditions of the Exchange Offer

Notwithstanding any other provisions of the exchange offer, if, on or prior to the expiration date, we determine, in our reasonable judgment, that the exchange offer, or the making of an exchange by a holder of Old Notes, would violate applicable law or any applicable interpretation of the staff of the SEC, we will not be required to accept for exchange, or to exchange, any tendered Old Notes. We may also terminate, waive any conditions to or amend the exchange offer. In addition, we may postpone the acceptance for exchange of tendered Old Notes, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of the exchange offer.

Transfer Taxes

We will pay all transfer taxes applicable to the transfer and exchange of Old Notes pursuant to the exchange offer. If, however:

•	delivery of the New Notes and/or certificates for Old Notes for principal amounts not exchanged, are to be made to any person other than the record holder of the Old Notes tendered;

•	tendered certificates for Old Notes are recorded in the name of any person other than the person signing any letter of transmittal; or

•	a transfer tax is imposed for any reason other than the transfer and exchange of Old Notes to us or our order,

the amount of any such transfer taxes, whether imposed on the record holder or any other person, will be payable by the tendering holder prior to the issuance of the New Notes.

Consequences of Failing to Exchange

If you do not exchange your Old Notes for New Notes in the exchange offer, you will remain subject to the restrictions on transfer of the Old Notes:

•	as set forth in the legend printed on the Old Notes as a consequence of the issuance of the Old Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise set forth in the offering circular distributed in connection with the private offering of the Old Notes.

In general, you may not offer or sell the Old Notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the Old Notes under the Securities Act.

Accounting Treatment

The New Notes will be recorded at the same carrying value as the Old Notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the expenses of the exchange offer over the term of the New Notes.

Exchange Agent

The Bank of New York Trust Company, N.A. has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus, the letter of transmittal or any other documents to the exchange agent. You should send certificates for Old Notes, letters of transmittal and any other required documents to the exchange agent addressed as follows:

The exchange agent for the exchange offers is:

The Bank of New York Trust Company, N.A.

By Mail/ Hand/ Overnight Delivery:
The Bank of New York Trust Company, N.A.
c/o The Bank of New York
Corporate Trust Operations
Reorganization Unit
101 Barclay Street — 7 East
New York, NY 10286
Attn: Corporate Reorganization Unit
For Assistance Call:
(212) 815-6331
Fax Number: (212) 298-1915

DESCRIPTION OF THE NOTES

The New Notes will be, and the Old Notes are, our direct, unsecured and unsubordinated general obligations. The New Notes will be issued, and the Old Notes were issued, under an indenture, dated as of June 1, 1987, between us and Wilmington Trust Company, as successor in interest to JPMorgan Chase Bank, which was successor by merger to Manufacturers Hanover Trust Company, as indenture trustee, and a Third Supplemental Indenture thereto dated as of March 26, 2007 between us and The Bank of New York Trust Company, N.A., as series trustee with respect to the notes (the “trustee”), a Fourth Supplemental Indenture thereto dated as of May 4, 2007 among us, Wilmington Trust Company and the trustee, and a Fifth Supplemental Indenture thereto dated as of October 15, 2007 among us, Wilmington Trust Company, and the trustee (as so supplemented, the “indenture”). You may obtain a copy of the indenture from the trustee at its corporate trust office in Houston, Texas. The terms of the notes include those stated in the indenture and made a part thereof by reference to the Trust Indenture Act of 1939, as amended, and in effect on the date of the indenture.

We have summarized selected provisions of the indenture below. This summary of the material terms of the notes and the indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the indenture, including the definitions of terms therein, and the Trust Indenture Act. We have included at the end of this section a summary of capitalized terms used in this section. Terms used in this section and not otherwise defined in this section have the respective meanings assigned to them in the indenture. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes.

As required by the indenture, as amended and supplemented, governing the notes, in connection with the change of our form of legal entity from a Delaware corporation to a Delaware general partnership as described under “Prospectus Summary — Recent Developments,” we will be required to supplement the indenture to add a corporation as a co-issuer that will be jointly and severally liable for our obligations under the indenture and each series of securities issued under the indenture, including the notes. In accordance with this requirement, upon our conversion to a Delaware general partnership, the indenture will be supplemented to add Southern Natural Issuing Corporation as a co-issuer under the indenture and each series of securities issued under the indenture, including the notes. Southern Natural Issuing Corporation is a Delaware corporation and a recently formed, wholly owned finance subsidiary of SNG. It has and will have no assets, operations, revenues or cash flows other than those related to its service as co-issuer of our securities. Southern Natural Issuing Corporation will act as co-issuer of the notes, so as to allow institutional investors to invest in the notes if they might not otherwise be able to invest in securities issued by a partnership by reason of legal investment laws of their states of organization or their charters. You should not expect Southern Natural Issuing Corporation to have the ability to service obligations on the notes.

General

The notes:

•	are our general unsecured obligations;

•	rank equally with all of our other existing and future senior, unsecured and unsubordinated debt; and

•	rank senior to any of our future subordinated debt.

As of June 30, 2007, we had total indebtedness of approximately $1.2 billion, all of which was senior unsecured indebtedness.

Principal, Maturity and Interest

We will issue up to $500,000,000 aggregate principal amount of New Notes in the exchange offer in exchange for an equal amount of our Old Notes. We issued an aggregate of $500,000,000 aggregate principal amount of Old Notes. The notes will mature on April 1, 2017. We may issue additional notes of this series from time to time in the future which would contain the same terms as the notes offered hereby, without the consent of the holders of the notes.

Interest on the New Notes will:

•	accrue at the rate of 5.90% per year accruing from October 1, 2007, the date of the last payment of interest on the Old Notes;

•	be payable semiannually in arrears on April 1 and October 1 of each year, commencing April 1, 2008;

•	be payable to the person in whose name the notes are registered at the close of business on the relevant March 15 and September 15 (whether or not a business day) preceding the applicable interest payment date;

•	be computed on the basis of a 360-day year comprised of twelve 30-day months; and

•	be payable on overdue interest to the extent permitted by law at the same rate as interest is payable on principal.

If any interest payment date, maturity date or redemption date falls on a day that is not a business day, the payment will be made on the next business day (and without any interest or other payment in respect of such delay), except that if such business day is in the next succeeding calendar year, then the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the relevant interest payment date, maturity date or redemption date. Unless we default on a payment, no interest will accrue for the period from and after the applicable interest payment date, maturity date or redemption date.

Denominations

The notes will be issued in registered form in denominations of $1,000 each or integral multiples thereof.

Optional Redemption of Notes

The notes will be redeemable, in whole or in part, at our option at any time in whole, or from time to time in part, prior to their maturity date, at the Make-Whole Price, on not less than 30 calendar days nor more than 60 calendar days notice prior to the date of redemption and in accordance with the provisions of the indenture.

The notice of redemption will set forth the manner of calculation of the Make-Whole Price, but not necessarily its amount. We will notify the trustee of the amount of the Make-Whole Price with respect to any redemption promptly after the calculation thereof, and the trustee will not be responsible for the accuracy of the calculation.

We may purchase notes in the open market, by tender or otherwise. Notes so purchased may be held, resold or surrendered to the trustee for cancellation. If applicable, we will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended, and other securities laws and regulations in connection with any such purchase. The notes may be defeased in the manner provided in the indenture.

Additional Notes

We may, without the consent of the holders of the notes, create and issue additional notes of this series ranking equally with these notes in all respects, so that such additional notes shall be consolidated and form a single series with these notes and shall have the same terms as to status, redemption or otherwise as these notes. No additional notes may be issued if an event of default under the indenture has occurred and is continuing with respect to the notes.

Sinking Fund

We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Consolidation, Merger or Sale

Nothing in the indenture prohibits our consolidation or merger with or into any other corporation, or the sale or conveyance of substantially all of our properties to any other person (including any subsidiary), without the consent of the holders of the debt securities, provided that the successor assumes all of our obligations under the indenture and the debt securities and we meet certain other conditions.

Modification of Indenture

Except for some modifications and amendments that are not adverse to holders of outstanding debt securities, we and the trustee may modify and amend the indenture only with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series issued under the indenture which is affected by the modification or amendment, provided that no modification or amendment may: (1) change the stated maturity date of the principal of, or any interest on, any debt security, reduce the principal amount of, or the interest or premium, if any, on any debt security (including in the case of a discounted debt security the amount payable upon acceleration of the maturity thereof or provable in bankruptcy), change the currency of payment of principal of or interest, or premium, if any, on any debt security, or impair the right to institute suit for the enforcement of any payment of the principal of, and premium, if any, and interest on any debt security, without the consent of the holder of the debt security; or (2) reduce the percentage of debt securities that are required to consent to modify or amend the indenture without the consent of the holders of all affected securities.

Events of Default

“Event of default” when used in the indenture, means any of the following with respect to the notes:

•	default in the payment of any installment of interest on the notes when due, continued for 30 days;

•	default in the payment of principal or premium, if any, on the notes when due;

•	default in the payment or satisfaction of any sinking fund obligation with respect to the notes when due;

•	failure to observe or perform any other covenant (other than a covenant included in the indenture for the benefit of any series of debt securities other than the notes) for 90 days, or 30 days in certain cases, after notice by the trustee or by the holders of 25% in principal amount of the outstanding notes;

•	certain events of default on other funded indebtedness of us or our restricted subsidiaries; or

•	certain events of bankruptcy, insolvency or reorganization with respect to us or our restricted subsidiaries.

An event of default with respect to a particular series of debt securities issued under the indenture will not necessarily be an event of default with respect to any other series of debt securities issued thereunder. In case an event of default shall occur and be continuing with respect to any series of debt securities, the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of the series then outstanding may declare the principal (or, if the debt securities of such series are discounted debt securities, the portion of the principal as may be specified in the terms of that series) of such series and the interest accrued thereon to be due and payable immediately.

The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive any default resulting in acceleration of maturity of the debt securities of such series but only if all defaults with respect to such series have been remedied and all payments due (other than by acceleration) with respect to such series have been made. Prior to acceleration of maturity of a particular series of debt securities, the holders of a majority in aggregate principal amount of the outstanding debt securities of such series may on behalf of the holders of all debt securities of such series waive any past default under the indenture and its consequences, except a default in the payment of interest or premium, if any, on or the principal of any of the debt securities of such series.

Covenants

Under the indenture, we will:

•	pay the principal of, and interest and any premium on, the notes when due;

•	maintain a place of payment;

•	deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indenture;

•	file with the trustee copies of the annual reports and of the information, documents and other reports which the Company may be required to file with the SEC; and

•	deposit sufficient funds with any paying agent (or if the Company is acting as its own paying agent, set aside, segregate and hold in trust sufficient funds) on or before the due date for any principal, interest or premium.

Limitation on Liens.  The indenture provides that we will not, nor will we permit our restricted subsidiaries to, create, assume, incur or suffer to exist any lien upon any properties or assets, real, personal or mixed, whether owned on the date of the indenture or thereafter acquired, to secure any of our debt or any other person (other than the senior debt securities issued under the indenture), without causing all of the debt securities outstanding under the indenture to be secured equally and ratably with, or prior to, the new debt so long as the new debt is so secured. This restriction does not prohibit us from creating the following:

•	purchase money mortgages and preexisting mortgages (whether or not assumed) on acquired property;

•	liens on property acquired or constructed by us or a restricted subsidiary and created within one year after the later of the completion of the acquisition or construction or the commencement of operation of the project;

•	liens of our restricted subsidiaries outstanding at the time they become restricted subsidiaries;

•	liens created by us or our restricted subsidiaries to secure funded indebtedness of ours or any restricted subsidiary which in the aggregate does not exceed 15% of our “consolidated net tangible assets,” as defined in the indenture;

•	liens on certain equipment, inventory and contract rights;

•	any lien on coal, geothermal resources, natural gas, liquefied natural gas or synthetic fuel owned by us or any restricted subsidiary;

•	liens securing short-term indebtedness;

•	various public, governmental grantors’ liens and encumbrances;

•	liens arising in connection with production payments, reserved interests and other similar transactions;

•	leases and easements; and

•	various other liens.

The holders of a majority in principal amount of the outstanding debt securities of any series may waive compliance by us with this covenant with respect to that series of debt securities.

Definitions

The following is a summary of capitalized terms used in this summary description of the notes:

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) that is the same as the Comparable Treasury Price for such redemption date, plus 0.25%.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Independent Investment Banker” means any of Banc of America Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, and their respective successors, or, if any such firm or their successors, if any, as the case may be, are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee after consultation with us.

“Make-Whole Price” means an amount equal to the greater of:

(1) 100% of the principal amount of the notes to be redeemed; and

(2) an amount equal to, as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to the maturity date, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate;

plus, in the case of both (1) and (2), accrued and unpaid interest thereon to the date of redemption. Unless we default in payment of the Make-Whole Price, on and after the applicable redemption date, interest will cease to accrue on the notes or portions thereof called for redemption. If we redeem a note in part only, a new note of like tenor for the unredeemed portion thereof and otherwise having the same terms as the note partially redeemed will be issued in the name of the holder of the note upon the presentation and surrender thereof.

“Reference Treasury Dealer” means Banc of America Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and one additional primary U.S. government securities dealers in New York City selected by the trustee after consultation with us, and their respective successors (provided, however, that if any such firm or any such successor shall cease to be a primary U.S. government securities dealer in New York City, the trustee, after consultation with us, shall substitute therefor another dealer).

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Restricted subsidiary” means an operating subsidiary, substantially all of the business of which is carried on, in the continental United States, the primary business of which consists of exploration for, or purchase, development, storage, conservation, processing, production or transmission of, natural gas, oil or other hydrocarbons or reserves thereof, and all of the shares of capital stock of which at the time outstanding are owned by us or other restricted subsidiaries; provided, that once an operating subsidiary has become a restricted subsidiary, it remains a restricted subsidiary so long as at least a majority of the outstanding shares of its capital stock having ordinary voting rights is so owned.

Defeasance and Covenant Defeasance

The indenture provides that we may elect either or both (1) to be discharged from any and all obligations with respect to the notes, or “defeasance,” (except for the obligations to register the transfer or exchange of the notes, to replace temporary or mutilated, destroyed, lost or stolen notes, to maintain an office or agency in respect of the notes and to hold moneys for payment in trust) or (2) to be released from our obligations described above under “ — Covenants — Limitation on Liens” with respect to those notes, or “covenant defeasance,” and any omission to comply with those obligations will not constitute an event of default with respect to the notes, upon the irrevocable deposit with the trustee of funds which, through the payment of principal and interest in accordance with their terms, will provide money in an amount sufficient to pay the principal of and premium, if any, and interest on the notes, and any mandatory sinking fund or analogous payments on them, on the scheduled due dates.

Under current federal income tax law, in the event we elect defeasance it is likely that any deposit with the trustee of funds as described above and discharge of the indenture with respect to the notes will be treated as a taxable exchange of the notes for interests in the trust. In that event, a holder of the notes will recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the notes and the value of the holder’s interest in the trust, and then will be required to include in income a share of the income, gain and loss of the trust. Purchasers of the notes should consult their own tax advisers with respect to the tax consequences to them of such deposit and discharge, including the applicability and effect of tax laws other than the federal income tax law.

In the event we elect covenant defeasance with respect to the notes, and the notes are declared due and payable because an event of default occurs (other than the event of default described above in the fourth bullet point under “ — Events of Default”), the amount of funds on deposit with the trustee will be sufficient to pay amounts due on the notes at the time of their stated maturity, but may not be sufficient to pay amounts due on the notes when payments of principal, premium, if any, and interest are accelerated due the event of default. However, we will remain liable for those payments.

Methods of Receiving Payments on the Notes

If a holder has given wire transfer instructions to us, we will make all payments of principal of, premium, if any, and interest and additional interest, if any, on the notes in accordance with those instructions. All other payments on these notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to the holders at their address set forth in the security register.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar.

Governing Law

The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

Notices

Notices to holders of the notes will be given by mail to the addresses of such holders as they appear in the security register. No periodic evidence is required to be furnished as to the absence of default or as to compliance with the terms of the indenture.

No Personal Liability of Officers, Directors, Employees, Partners or Stockholders

Neither any general partner of Southern Natural Gas nor such general partner’s assets (nor any of its affiliates other than Southern Natural Gas or any corporate co-issuer, nor their respective assets) shall be liable for any of the obligations of Southern Natural Gas or any corporate co-issuer under the indenture or the notes, and no director, officer, employee, stockholder, member, manager, limited partner or other holder of the equity securities, as such, of Southern Natural Gas or any corporate co-issuer, the trustee, any general partner of Southern Natural Gas or any affiliate of any of the foregoing entities shall have any personal liability in respect of the obligations of Southern Natural Gas or any corporate co-issuer under the indenture or notes by reason of his, her or its status. Accordingly, without limiting the generality of the foregoing, obligations of

Southern Natural Gas and any corporate co-issuer under the indenture and the notes are non-recourse to any general partner, director, officer, employee, stockholder, member, manager, limited partner or other holder of the equity securities, as such, of Southern Natural Gas, any corporate co-issuer and their respective affiliates (other than Southern Natural Gas or any corporate co-issuer), and are payable only out of the cash flow and assets of Southern Natural Gas and any corporate co-issuer.

Concerning the Trustee

The Bank of New York Trust Company, N.A. is the trustee for the notes under the indenture. The Bank of New York Trust Company, N.A. or its affiliates has from time to time made loans to and performed other services for Southern Natural Gas, El Paso and other affiliates of El Paso in the normal course of its business. The trustee makes no representation or warranty, express or implied, as to the accuracy or completeness of any information contained or incorporated by reference in this offering memorandum, except for such information that specifically pertains to the trustee.

BOOK-ENTRY AND SETTLEMENT; DEPOSITARY PROCEDURES

The New Notes will be issued in the form of a permanent global certificate, which we refer to as a global note. The following is a summary of the depository arrangements applicable to New Notes issued in permanent global form and for which The Depository Trust Company, or DTC, acts as depositary.

The global note will be deposited with, or on behalf of, DTC, as depositary, and registered in the name of Cede & Co., as DTC’s partnership nominee, or such other name as may be requested by an authorized representative of DTC. One fully-registered global note will be issued with respect to the $500 million of principal amount of the New Notes. Except under the limited circumstances described below, global notes are not exchangeable for definitive certificated notes.

DTC has advised us that DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC, in turn, is owned by a number of DTC participants and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, FICC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others, such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of New Notes under the DTC system must be made by or through direct participants, which will receive a credit for the New Notes on DTC’s records. The ownership interest of each actual purchaser of each New Note will be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. Transfers of ownership interests in the New Notes are to be accomplished by entries made on the books of the participants acting on behalf of the beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in New Notes, except in the event that use of the book-entry system for the New Notes is discontinued. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global note.

To facilitate subsequent transfers, all New Notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of New Notes with DTC and their registration in the name of Cede & Co., or such other DTC nominee, will not change the beneficial ownership of the New Notes. DTC has no knowledge of the actual beneficial owners of the New Notes; DTC’s records reflect only the identity of the direct participants to whose accounts the New Notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC. If less than all of the New Notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to New Notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the New Notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal and interest payments on the New Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC has told us that its practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the Trustee on the applicable payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of that participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the Trustee. Disbursement of payments from Cede & Co. to direct participants is DTC’s responsibility. Disbursement of payments to beneficial owners is the responsibility of direct and indirect participants.

A beneficial owner must give notice through a participant to a tender agent to elect to have its New Notes purchased or tendered. The beneficial owner must deliver New Notes by causing the direct participant to transfer the participant’s interest in the New Notes, on DTC’s records, to a tender agent. The requirement for physical delivery of New Notes in connection with an optional tender or a mandatory purchase is satisfied when the ownership rights in the New Notes are transferred by direct participants on DTC’s records and followed by a book-entry credit of tendered New Notes to the tender agent’s account. Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global note or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

DTC may discontinue providing its services as securities depositary at any time by giving reasonable notice to us or the Trustee, as agent. Under such circumstances, we would attempt to obtain a successor securities depositary. If we were unable to obtain a successor depositary, we would issue New Notes in definitive form.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, we would issue New Notes in definitive form.

The information in this section concerning DTC and DTC’s book entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of such information.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC set forth in no action letters issued to third parties, we believe that you may transfer New Notes issued under the exchange offer in exchange for Old Notes unless you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	a broker-dealer that acquired Old Notes directly from us; or

•	a broker-dealer that acquired Old Notes as a result of market-making or other trading activities without compliance with the registration and prospectus delivery provisions of the Securities Act;

provided that you acquire the New Notes in the ordinary course of your business and you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the New Notes. Broker-dealers receiving New Notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of the New Notes.

To date, the staff of the SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the Old Notes, with the prospectus contained in the exchange offer registration statement.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. In addition, until          , 2007, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of New Notes by brokers-dealers or any other persons. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to this exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Each broker-dealer must acknowledge and agree that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus to make the statements in the prospectus not misleading, which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material United States federal income tax considerations applicable to the exchange of Old Notes for New Notes in the exchange offer and of owning and disposing of the notes. This discussion applies only to holders of the notes who hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	partnerships and other pass-through entities.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to you in light of your particular investment or other circumstances. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. We encourage partners of partnerships holding notes to consult their tax advisors. In addition, this discussion does not address any U.S. non-income taxes or any state, local or foreign income or other tax consequences.

This discussion is based on U.S. federal income tax law, including the provisions of the Internal Revenue Code, Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this document. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences, the exchange offer or owning and disposing of notes as described in this discussion. We encourage you to consult your own tax advisor regarding the particular U.S. federal, state and local and foreign income and other tax consequences of the exchange offer and of owning and disposing of the notes that may be applicable to you.

The Exchange Offer

The exchange of Old Notes for New Notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. Holders will not recognize any taxable gain or loss as a result of the exchange and will have the same tax basis and holding period in the New Notes as they had in the Old Notes immediately before the exchange.

U.S. Holders

The following summary applies to you only if you are a U.S. holder. A “U.S. holder” is a beneficial owner of notes who or which is for U.S. federal income tax purposes:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity classified as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or of any political subdivision of the U.S., including any state;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of the source of that income; or

•	a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, within the meaning of the Internal Revenue Code, have the authority to control all of the trust’s substantial decisions, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Payments of Interest

Interest on your notes will be taxed as ordinary interest income at the time it is paid or at the time it accrues in accordance with your method of accounting for U.S. federal income tax purposes.

Special rules governing the treatment of market discount and amortizable premium are described below.

Market Discount

If you purchase a note at a discount, you may be subject to the “market discount” rules of the Internal Revenue Code. These rules provide, in part, that gain on the sale or other disposition of a note and partial principal payments on a note are treated as ordinary income to the extent of accrued market discount. The market discount rules also provide for deferral of interest deductions with respect to debt incurred to purchase or carry a note that has market discount.

Amortizable Premium

If you purchase a note at a premium over the sum of all amounts payable thereafter on the note that are treated as stated redemption price at maturity, you may elect to offset the premium against interest income over the remaining term of the note in accordance with the “premium amortization” provisions of the Internal Revenue Code.

Sale or Other Disposition of Notes

When you sell or otherwise dispose of your notes in a taxable transaction, you generally will recognize taxable gain or loss equal to the difference, if any, between:

•	the amount realized on the sale or other disposition, less any amount attributable to accrued interest, which will be taxable in the manner described under “— Payments of Interest;” and

•	your adjusted tax basis in the notes.

Your adjusted tax basis in your notes generally will equal the amount you paid for the notes, increased by the amount of any market discount previously included in your gross income with respect to the note, decreased by the portion of any premium applied to reduce interest payments as described above and any principal payments you receive. Your gain or loss generally will be capital gain or loss except to the extent the gain represents market discount on the note not previously included in gross income, to which extent the gain would be treated as ordinary income. This capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income. If you are a non-corporate U.S. holder, your long-term capital gain generally is subject to a current maximum tax rate of 15%.

Information Reporting And Backup Withholding

Information reporting requirements apply to interest and principal payments and to the proceeds of sales before maturity. These amounts generally must be reported to the Internal Revenue Service (IRS). In general, “backup withholding” may apply:

•	to any payments made to you of interest on your notes, and

•	to payment of the proceeds of a sale or other disposition of your notes before maturity,

if you are a non-corporate U.S. holder and fail to provide a correct taxpayer identification number, certified under penalties of perjury, or otherwise fail to comply with applicable requirements of the backup withholding rules.

The backup withholding rate is currently 28%. After December 31, 2010, the backup withholding rate is scheduled to be increased to 31%. The backup withholding tax is not an additional tax and may be credited against your U.S. federal income tax liability if the required information is provided to the IRS.

Non-U.S. Holders

The following summary applies to you if you are a non-U.S. holder. The term “non-U.S. holder” means a beneficial owner of a note or notes that is for U.S. federal income tax purposes either an individual who is not a citizen or resident of the U.S. or a corporation, estate or trust that is not a U.S. holder.

U.S. Federal Withholding Tax

Under current U.S. federal income tax laws, and subject to the discussion below, U.S. federal withholding tax will not apply to payments by us or our paying agent, in its capacity as such, of interest on your notes under the “portfolio interest” exception of the Internal Revenue Code, provided that:

•	you do not, directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Internal Revenue Code); and

•	you certify as to your foreign status by providing a properly executed Form W-8BEN or appropriate substitute form to us or our paying agent, or a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.

If you are a foreign partnership or a foreign trust, we encourage you to consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed IRS Form W-8BEN or successor form claiming an exemption from or a reduction of withholding under the benefit of a U.S. income tax treaty, or you provide us with a properly executed IRS Form W-8ECI claiming that the payments of interest are effectively connected with your conduct of a trade or business in the United States.

U.S. Federal Income Tax

Except for the possible application of U.S. withholding tax (please read ‘‘— U.S. Federal Withholding Tax” above) and backup withholding tax (please read “— Backup Withholding and Information Reporting” below), you generally will not have to pay U.S. federal income tax on payments of principal and interest on your notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes if, in the case of proceeds representing accrued interest, the conditions described in ‘‘— U.S. Federal Withholding Tax” are met, unless:

•	in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other taxable disposition of your notes and specific other conditions are present; or

•	the income or gain is effectively connected with your conduct of a U.S. trade or business, or, if a U.S. income tax treaty applies, is generally attributable to a U.S. “permanent establishment” maintained by you.

If you are engaged in a trade or business in the United States and interest, gain or any other income regarding your notes is effectively connected with the conduct of your trade or business, or, if a U.S. income tax treaty applies, you maintain a U.S. “permanent establishment” to which the interest, gain or other income is generally attributable, you may be subject to U.S. income tax on a net income basis on such interest, gain or income. In this instance, however, the interest on your notes will be exempt from the 30% U.S. withholding tax discussed under the caption “— U.S. Federal Withholding Tax”, if you provide a properly executed IRS Form W-8ECI or appropriate substitute form to us or our paying agent on or before any payment date to claim the exemption.

In addition, if you are a foreign corporation, you may be subject to a U.S. branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a U.S. income tax treaty with your country of residence. For this purpose, you must include interest, gain and income on your notes in the earnings and profits subject to the U.S. branch profits tax if these amounts are effectively connected with the conduct of your U.S. trade or business.

Backup Withholding and Information Reporting

Payments made to you of interest on the notes and amounts, if any, withheld from such payments will be reported to the IRS and to you. U.S. backup withholding tax generally will not apply to payments of interest and principal on the notes if you have provided the required certification that you are a non-U.S. holder as described in “— U.S. Federal Withholding Tax” above or otherwise established an exemption, and if neither we nor our paying agent has actual knowledge or reason to know that you are a U.S. holder or that the conditions of any other exemptions are not in fact satisfied.

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding tax. Payments of the proceeds of a sale of your notes effected through a U.S. office of a broker, will be subject to both U.S. backup withholding and information reporting unless you provide an IRS Form W-8BEN certifying that you are a non-U.S. person and specific other conditions are met or you otherwise establish an exemption. If you sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-U.S. office of a broker that:

•	is a United States person as defined in the Internal Revenue Code;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by U.S. persons or is engaged in the conduct of a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and specific other conditions are met or you otherwise establish an exemption.

We encourage you to consult your own tax advisor regarding application of backup withholding in your particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS.

LEGAL MATTERS

The validity of the notes and certain other matters will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas.

EXPERTS

The consolidated financial statements and schedule of Southern Natural Gas Company at December 31, 2006, and for the year ended December 31, 2006, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, which is based in part on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm. The financial statements referred to above are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and consolidated financial statement schedule of Southern Natural Gas Company as of December 31, 2005 and for each of the two years in the period ended December 31, 2005 included in this registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Citrus Corp. as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 included in this registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SOUTHERN NATURAL GAS COMPANY

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2007 and
for the Six Months Ended June 30, 2007 and 2006, and
the Years Ended December 31, 2006, 2005 and 2004

Introduction

In September 2007, a subsidiary of El Paso filed a Registration Statement with the Securities and Exchange Commission under which it intends to offer common units in a master limited partnership (MLP). If the unit offering is completed, El Paso will serve as the general partner of the MLP and intends to contribute 10% of its ownership in us to the MLP in conjunction with the unit offering. Additionally, SNG will distribute certain entities and assets to El Paso, primarily consisting of its 50 percent interest in Citrus Corp. and its wholly-owned subsidiaries, Southern LNG Inc. and Elba Express Company, LLC, and adjust its notes receivable from affiliates. In addition, SNG will convert its legal structure to a general partnership. Accordingly, it will no longer be subject to income taxes.

The attached unaudited pro forma consolidated financial statements present the effects on SNG’s historical financial information of these distributions and change in legal structure to a general partnership. These unaudited pro forma consolidated financial statements are based on SNG’s historical consolidated financial statements as of June 30, 2007, and the six-month periods ended June 30, 2007 and 2006 and for each of the three years ended December 31, 2006, 2005, and 2004 adjusted for the effects of the events described above. The unaudited pro forma consolidated balance sheet as of June 30, 2007, assumes these events occurred on the balance sheet date, while the unaudited pro forma consolidated statements of income for the six months ended June 30, 2007 and 2006, and the years ended December 31, 2006, 2005, and 2004 assume these events occurred at the beginning of the earliest period covered by a statement of income (January 1, 2004). The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements included elsewhere in this prospectus. These unaudited pro forma consolidated financial statements should not be construed to be indicative of future results or results that actually would have occurred had these events occurred at the dates presented. In addition, these unaudited pro forma consolidated financial statements were prepared in accordance with Article 11 of Regulation S-X. Accordingly, no cost savings or synergies that might have occurred related to these transactions have been reflected or assumed.

Subsequent to the completion of the common unit offering by the MLP, SNG’s indebtedness is expected to be reduced from the levels as of June 30, 2007. Because the reduction will not occur until after the offering and because the overall amount of the reduction is uncertain, the impact of these transactions have not been reflected in the accompanying unaudited pro forma consolidated financial statements.

SOUTHERN NATURAL GAS COMPANY

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
As of June 30, 2007

	SNG	Pro Forma		SNG
	Historical	Adjustments		As Adjusted
	(In millions)

ASSETS
Current assets
Accounts receivable, net	$28	$(6	)(a)	$22
Other	30	(6	)(a)	19
		(5	)(e)

Total current assets	58	(17)		41
Property, plant and equipment, net	2,370	(296	)(a)	2,074
Other assets
Investments in unconsolidated affiliates	671	(565	)(b)	106
Notes receivable from affiliates	412	468	(d)	524
		(356	)(e)
Regulatory assets	53	(20	)(a)	33
Other	32	2	(a)	34

Total assets	$3,596	$(784)		$2,812

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$74	(4	)(a)	$48
		(22	)(e)
Current maturities of long-term debt	48	—		48
Taxes payable	83	(28	)(a)	12
		(43	)(e)
Other	38	—		38

Total current liabilities	243	(97)		146
Long-term debt, less current maturities	1,198	—		1,198
Other liabilities
Deferred income taxes	342	(55	)(a)	—
		(287	)(e)
Other	65	(2	)(a)	54
		(9	)(e)
Commitments and contingencies
Stockholder’s equity/partners’ capital	1,748	(237	)(a)	1,414
		(565	)(b)
		468	(d)

Total liabilities and equity	$3,596	$(784)		$2,812

See accompanying notes.

SOUTHERN NATURAL GAS COMPANY

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Six Months Ended June 30, 2007

	SNG	Pro Forma		SNG
	Historical	Adjustments		As Adjusted
	(In millions)

Operating revenues	$268	$(34	)(c)	$234
Operating expenses
Operation and maintenance	90	(16	)(c)	74
Depreciation and amortization	29	(3	)(c)	26
Taxes, other than income taxes	14	(4	)(c)	10

	133	(23)		110

Operating income	135	(11)		124
Earnings from unconsolidated affiliates	51	(43	)(c)	8
Other income, net	11	(1	)(c)	10
Interest and debt expense	(43)	(1	)(c)	(44)
Affiliated interest income, net	9	7	(f)	16

Income before income taxes	163	(49)		114
Income taxes	50	(50	)(e)	—

Net income	$113	$1		$114

See accompanying notes.

SOUTHERN NATURAL GAS COMPANY

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Six Months Ended June 30, 2006

	SNG	Pro Forma		SNG
	Historical	Adjustments		As Adjusted
	(In millions)

Operating revenues	$262	$(31	)(c)	$231
Operating expenses
Operation and maintenance	94	(10	)(c)	84
Depreciation and amortization	27	(3	)(c)	24
Taxes, other than income taxes	14	(2	)(c)	12

	135	(15)		120

Operating income	127	(16)		111
Earnings from unconsolidated affiliates	36	(29	)(c)	7
Other income, net	3	(1	)(c)	2
Interest and debt expense	(47)	(1	)(c)	(48)
Affiliated interest income, net	9	6	(f)	15

Income before income taxes	128	(41)		87
Income taxes	40	(40	)(e)	—

Net income	$88	$(1)		$87

See accompanying notes.

SOUTHERN NATURAL GAS COMPANY

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2006

	SNG	Pro Forma		SNG
	Historical	Adjustments		As Adjusted
	(In millions)

Operating revenues	$528	$(65	)(c)	$463
Operating expenses
Operation and maintenance	193	(24	)(c)	169
Depreciation and amortization	55	(6	)(c)	49
Taxes, other than income taxes	28	(4	)(c)	24

	276	(34)		242

Operating income	252	(31)		221
Earnings from unconsolidated affiliates	78	(62	)(c)	16
Other income, net	9	(2	)(c)	7
Interest and debt expense	(94)	(1	)(c)	(95)
Affiliated interest income, net	18	9	(f)	27

Income before income taxes	263	(87)		176
Income taxes	79	(79	)(e)	—

Net income	$184	$(8)		$176

See accompanying notes.

SOUTHERN NATURAL GAS COMPANY

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2005

	SNG	Pro Forma		SNG
	Historical	Adjustments		As Adjusted
	(In millions)

Operating revenues	$477	$(40	)(c)	$437
Operating expenses
Operation and maintenance	177	(21	)(c)	156
Depreciation and amortization	51	(4	)(c)	47
Gain on sale of long-lived assets	(9)			(9)
Taxes, other than income taxes	30	(5	)(c)	25

	249	(30)		219

Operating income	228	(10	)(c)	218
Earnings from unconsolidated affiliates	80	(66	)(c)	14
Other income, net	22	(14	)(c)	8
Interest and debt expense	(93)	(4	)(c)	(97)
Affiliated interest income, net	11	12	(f)	23

Income before income taxes	248	(82)		166
Income taxes	74	(74	)(e)	—

Net income	$174	$(8)		$166

See accompanying notes.

SOUTHERN NATURAL GAS COMPANY

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2004

	SNG	Pro Forma		SNG
	Historical	Adjustments		As Adjusted
	(In millions)

Operating revenues	$527	$(42	)(c)	$485
Operating expenses
Operation and maintenance	206	(20	)(c)	186
Depreciation and amortization	50	(4	)(c)	46
Taxes, other than income taxes	25	(2	)(c)	23

	281	(26)		255

Operating income	246	(16)		230
Earnings from unconsolidated affiliates	78	(65	)(c)	13
Other income, net	9	(6	)(c)	3
Interest and debt expense	(94)	(1	)(c)	(95)
Affiliated interest income, net	4	8	(f)	12

Income before income taxes	243	(80)		163
Income taxes	74	(74	)(e)	—

Net income	$169	$(6)		$163

See accompanying notes.

SOUTHERN NATURAL GAS COMPANY

NOTES TO UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

Southern Natural Gas Company Historical

These amounts represent SNG’s historical interim condensed consolidated balance sheet as of June 30, 2007, its historical interim condensed consolidated statements of income for the six-month periods ended June 30, 2007 and 2006, each derived from its interim condensed consolidated financial statements included elsewhere in this prospectus, and its historical consolidated statements of income for the years ended December 31, 2006, 2005, and 2004 derived from the annual consolidated financial statements included elsewhere in this prospectus.

Pro Forma Adjustments

Asset Distributions

SNG’s historical amounts have been adjusted to eliminate historical results and balances related to certain transactions prior to El Paso’s MLP unit offering including distributions to El Paso or its subsidiaries of SNG’s equity investment in Citrus Corp. and its wholly-owned subsidiaries, Southern LNG Inc. (SLNG) and Elba Express Company, LLC. Citrus Corp. was accounted for as an equity investment as of and for the periods presented. Entries are as follows:

(a) To eliminate the carrying values of the assets and liabilities distributed to El Paso or its subsidiaries;

(b) To eliminate SNG’s historical equity earnings and equity investment from Citrus Corp.; and

(c) To reflect the pro forma effects of the distributions on SNG’s consolidated statements of income.

Change in Legal Structure

SNG’s historical amounts have been adjusted to reflect the settlement of income tax and certain other tax balances to reflect the conversion of SNG into a general partnership and related transactions as follows:

(d) To reflect a capital contribution from El Paso primarily to settle income tax and certain other tax balances with the partners; and

(e) To reflect the settlement of income and certain other tax balances and related tax expenses with the partners through the cash management program with El Paso.

Other

(f) To reflect the interest impact of changes to notes receivable from El Paso and affiliates under the cash management program.

SOUTHERN NATURAL GAS COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	(In millions)
	(Unaudited)

Operating revenues	$131	$127	$268	$262

Operating expenses
Operation and maintenance	49	47	90	94
Depreciation and amortization	15	14	29	27
Taxes, other than income taxes	8	6	14	14

	72	67	133	135

Operating income	59	60	135	127
Earnings from unconsolidated affiliates	25	23	51	36
Other income, net	4	—	11	3
Interest and debt expense	(21)	(24)	(43)	(47)
Affiliated interest income	5	5	9	9

Income before income taxes	72	64	163	128
Income taxes	22	20	50	40

Net income	50	44	113	88
Other comprehensive income	1	1	1	1

Comprehensive income	$51	$45	$114	$89

See accompanying notes.

SOUTHERN NATURAL GAS COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2007	2006
	(In millions, except
	share amounts)
	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$—	$—
Accounts and notes receivable
Customer	9	9
Affiliates	17	33
Other	2	3
Materials and supplies	13	12
Deferred income taxes	5	9
Other	12	14

Total current assets	58	80

Property, plant and equipment, at cost	3,736	3,652
Less accumulated depreciation and amortization	1,366	1,404

Total property, plant and equipment, net	2,370	2,248

Other assets
Investments in unconsolidated affiliates	671	695
Notes receivable from affiliate	412	307
Other	85	63

	1,168	1,065

Total assets	$3,596	$3,393

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable
Trade	$18	$36
Affiliates	33	16
Other	23	16
Current maturities of long-term debt	48	100
Taxes payable	83	51
Accrued interest	26	30
Other	12	8

Total current liabilities	243	257

Long-term debt, less current maturities	1,198	1,096

Other liabilities
Deferred income taxes	342	360
Other	65	36

	407	396

Commitments and contingencies
Stockholder’s equity
Common stock, par value $1 per share; 1,000 shares authorized, issued and outstanding	—	—
Additional paid-in capital	340	340
Retained earnings	1,412	1,304
Accumulated other comprehensive loss	(4)	—

Total stockholder’s equity	1,748	1,644

Total liabilities and stockholder’s equity	$3,596	$3,393

See accompanying notes.

SOUTHERN NATURAL GAS COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2007	2006
	(In millions)
	(Unaudited)

Cash flows from operating activities
Net income	$113	$88
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	29	27
Deferred income taxes	16	8
Earnings from unconsolidated affiliates, adjusted for cash distributions	25	(5)
Other non-cash income items	(5)	(1)
Asset and liability changes	40	(5)

Net cash provided by operating activities	218	112

Cash flows from investing activities
Additions to property, plant and equipment	(137)	(104)
Net change in notes receivable from affiliate	(105)	(14)
Other	—	6

Net cash used in investing activities	(242)	(112)

Cash flows from financing activities
Net proceeds from issuance of long-term debt	494	—
Payment to retire long-term debt	(470)	—

Net cash provided by financing activities	24	—

Net change in cash and cash equivalents	—	—
Cash and cash equivalents
Beginning of period	—	—

End of period	$—	$—

See accompanying notes.

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

We are a wholly owned subsidiary of El Paso Corporation (El Paso). We prepared these historical consolidated financial statements under the rules and regulations of the United States Securities and Exchange Commission (SEC). Because these are an interim period financial statements presented using a condensed format, these do not include all of the disclosures required by U.S. generally accepted accounting principles. You should read these financial statements along with our 2006 annual historical consolidated financial statements, which includes a summary of our significant accounting policies and other disclosures. The financial statements as of June 30, 2007, and for the six months ended June 30, 2007 and 2006, are unaudited. We derived the balance sheet as of December 31, 2006, from the audited balance sheet in our 2006 annual historical consolidated financial statements included in this prospectus. In our opinion, we have made all adjustments which are of a normal, recurring nature to fairly present our interim period results. Due to the seasonal nature of our business, information for interim periods may not be indicative of our operating results for the entire year.

Significant Accounting Policies

The information below provides an update of our significant accounting policies and accounting pronouncements issued but not yet adopted discussed in our 2006 annual historical consolidated financial statements.

Accounting for Uncertainty in Income Taxes.  On January 1, 2007, we adopted the Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes. FIN No. 48 clarifies Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, and requires us to evaluate our tax positions for all jurisdictions and for all years where the statute of limitations has not expired. FIN No. 48 requires companies to meet a more-likely-than-not threshold (i.e. a greater than 50 percent likelihood that a tax position would be sustained under examination) prior to recording a benefit for their tax positions. Additionally, for tax positions meeting this more-likely-than-not threshold, the amount of benefit is limited to the largest benefit that has a greater than 50 percent probability of being realized upon ultimate settlement. For further information on the impact on our financial statements of the adoption of this interpretation, see Note 2.

2.	Income Taxes

El Paso files consolidated U.S. federal and certain state tax returns which include our taxable income. In certain states, we file and pay taxes directly to the state taxing authorities. With few exceptions, we and El Paso are no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 1999. Certain issues raised on examinations by tax authorities on El Paso’s 2003 and 2004 federal tax years are currently being appealed. For our open tax years, we have unrecognized tax benefits (liabilities for uncertain tax matters) which could increase or decrease our income tax expense and effective income tax rates as these matters are finalized.

Upon the adoption of FIN No. 48, and a related amendment to our tax sharing agreement with El Paso, we recorded a reduction of $5 million to the January 1, 2007 balance of retained earnings. As of January 1, 2007, we had unrecognized tax benefits of $8 million (including interest and penalties) which have not materially changed as of June 30, 2007. These unrecognized tax benefits (net of federal tax benefits) would favorably affect our income tax expense and effective income tax rate if recognized in future periods. While the amount of our unrecognized tax benefits could change in the next twelve months, we do not expect this change to have a significant impact on our results of operations or financial position.

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense on our income statement. As of January 1, 2007, we had liabilities for interest and penalties related to our unrecognized tax benefits of approximately $3 million which have not materially changed as of June 30, 2007.

3.	Debt

In March 2007, we issued $500 million of 5.90% notes due in April 2017. A portion of the net proceeds were used to repurchase all of our $400 million, 8.875% notes that were scheduled to mature in March 2010 and $52 million of our $100 million, 6.70% notes due in October 2007. The retirement of the $400 million, 8.875% notes removed our most restrictive covenants which limited dividend payments and the incurrence of debt, among other limitations.

4.	Commitments and Contingencies

Legal Proceedings

Gas Measurement Cases.  We and a number of our affiliates were named defendants in actions that generally allege mismeasurement of natural gas volumes and/or heating content resulting in the underpayment of royalties. These cases were filed in 1997 by an individual under the False Claims Act, which has been consolidated for pretrial purposes (In re: Natural Gas Royalties Qui Tam Litigation, U.S. District Court for the District of Wyoming). These complaints allege an industry-wide conspiracy to underreport the heating value as well as the volumes of the natural gas produced from federal and Native American lands. In October 2006, the U.S. District Judge issued an order dismissing all claims against all defendants. An appeal has been filed.

Royalty Claim.  In five contract settlements reached in the late 1980s with Elf Aquitaine (Elf) pertaining to the pricing of gas produced from certain federal offshore blocks, we indemnified Elf against royalty claims that potentially could have been asserted by the Minerals Management Service (MMS). Following its settlements with us, Elf received demands from the MMS for royalty payments related to the settlements. With our approval, Elf protested the demands for over a decade while trying to reach a settlement with the MMS. Elf, which is now TOTAL E&P USA (TOTAL), advised us that it had renewed efforts to settle these claims. TOTAL has informed us that the MMS is claiming royalties in excess of $13 million, a large portion of which is interest for the settlements. We advised TOTAL that not all of the amounts sought by the MMS are covered by our indemnity. If TOTAL cannot resolve these claims administratively with the MMS, then an appeal can be taken to the federal courts. We have the right under a pre-existing settlement with our customers to recover, through a surcharge payable by our customers, a portion of the amount ultimately paid under the royalty indemnity with TOTAL.

Calpine Corporation (Calpine).  In connection with its bankruptcy proceeding, Calpine filed its plan of reorganization in June 2007, which rejected its firm transportation contract with us. The term on the contract runs through 2019. Our current undiscounted claim for this contract rejection is approximately $75 million.

In addition to the above matters, we and our subsidiaries and affiliates are also named defendants in numerous lawsuits and governmental proceedings that arise in the ordinary course of our business. For each of our outstanding legal matters, we evaluate the merits of the case, our exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If we determine that an unfavorable outcome is probable and can be estimated, we establish the necessary accruals. While the outcome of these matters, including those discussed above, cannot be predicted with certainty, and there are still uncertainties related to the costs we may incur, based upon our evaluation and experience to date, we believe we have established appropriate reserves for these matters. However, it is possible that new information or future developments could require us to reassess our potential exposure related to these matters and adjust our accruals accordingly, and these adjustments could be material. At June 30, 2007, we had accrued approximately $2 million for our outstanding legal matters.

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Environmental Matters

We are subject to federal, state and local laws and regulations governing environmental quality and pollution control. These laws and regulations require us to remove or remedy the effect on the environment of the disposal or release of specified substances at current and former operating sites. At June 30, 2007, we had accrued approximately $1 million for expected remediation costs and associated onsite, offsite and groundwater technical studies. Our accrual represents a combination of two estimation methodologies. First, where the most likely outcome can be reasonably estimated, that cost has been accrued. Second, where the most likely outcome cannot be estimated, a range of costs is established and if no one amount in that range is more likely than any other, the lower end of the expected range has been accrued.

It is possible that new information or future developments could require us to reassess our potential exposure related to environmental matters. We may incur significant costs and liabilities in order to comply with existing environmental laws and regulations. It is also possible that other developments, such as increasingly strict environmental laws and regulations and claims for damages to property, employees, other persons and the environment resulting from our current or past operations, could result in substantial costs and liabilities in the future. As this information becomes available, or other relevant developments occur, we will adjust our accrual amounts accordingly. While there are still uncertainties related to the ultimate costs we may incur, based upon our evaluation and experience to date, we believe our reserves are adequate.

5.	Retirement Benefits

In December 2006, we adopted the recognition provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R), and began reflecting the assets and liabilities related to our postretirement benefit plans based on their funded or unfunded status and reclassifying all actuarial deferrals as a component of accumulated other comprehensive income. In March 2007, the Federal Energy Regulatory Commission (FERC) issued guidance requiring regulated pipeline companies to recognize a regulatory asset or liability for the funded status asset or liability that would otherwise be recorded in accumulated other comprehensive income under SFAS No. 158, if it is probable that amounts calculated on the same basis as SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, would be included in our rates in future periods. Upon adoption of this FERC guidance, we reclassified approximately $5 million of the beginning balance of accumulated other comprehensive income to other non-current liabilities on our balance sheet.

6.	Investments in Unconsolidated Affiliates and Transactions with Affiliates

Investments in Unconsolidated Affiliates

Our investments in unconsolidated affiliates consist of our 50 percent ownership interests in Bear Creek Storage Company and Citrus Corp. (Citrus). Summarized income statement information of our proportionate share of the income of these investments for the periods ended June 30 is as follows:

	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	(In millions)

Operating results data:
Operating revenues	$69	$70	$129	$128
Operating expenses	28	28	56	57
Income from continuing operations and net income(1)	26	22	50	36

(1)	The difference between our proportionate share of our equity investments’ net income and our earnings from unconsolidated affiliates is due primarily to the excess purchase price amortization related to Citrus and differences between the estimated and actual equity earnings on our investments.

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the six months ended June 30, 2007 and 2006, we received $76 million and $31 million in dividends from Citrus.

Transactions with Affiliates

Cash Management Program.  We participate in El Paso’s cash management program which matches short-term cash surpluses and needs of participating affiliates, thus minimizing total borrowings from outside sources. We have historically provided cash to El Paso in exchange for an affiliated note receivable that is due upon demand. At June 30, 2007 and December 31, 2006, we have a note receivable from El Paso of $323 million and $219 million, which we did not intend to settle within twelve months and therefore have classified this note as non-current on our balance sheets. The interest rate on this note at June 30, 2007 and December 31, 2006 was 6.1% and 5.3%.

Other Notes Receivable.  At June 30, 2007 and December 31, 2006, we have a variable interest rate note receivable from El Paso of $89 million and $86 million. The interest rate at June 30, 2007 and December 31, 2006 was 6.1% and 5.3%. In addition, we had a non-interest bearing note receivable of approximately $2 million at December 31, 2006 which was settled during the second quarter of 2007. Each of these notes is due upon demand; however, as settlement is not anticipated within twelve months, we classified these notes as non-current on our balance sheets.

Accounts Receivable Sales Program.  We sell certain accounts receivable to a qualifying special purpose entity (QSPE) and reflect the subordinated interest in receivables as accounts receivable — affiliate on our balance sheets. We earn a fee for servicing the accounts receivable and performing all administrative duties for the QSPE. At June 30, 2007 and December 31, 2006, our subordinated beneficial interest in the receivables sold was $16 million and $23 million. The fair value of the fees earned was immaterial to our financial statements for the quarter and six months ended June 30, 2007.

Taxes.  El Paso files consolidated U.S. federal and certain state tax returns which include our taxable income. In certain states, we file and pay taxes directly to the state taxing authorities. At December 31, 2006, we had state income taxes receivable of $2 million included in accounts receivable-other on our balance sheets and federal income taxes payable of $38 million. At June 30, 2007, we have federal and state income taxes payable of $70 million. The majority of these balances, as well as our deferred income taxes and amounts associated with unrecognized tax benefits, will become payable to or due from El Paso.

During the first quarter of 2007, we amended our tax sharing agreement and intercompany tax billing policy with El Paso to clarify the billing of taxes and tax related items to El Paso’s subsidiaries. El Paso billed us $20 million for certain tax attributes previously reflected as deferred income taxes in our financial statements through intercompany accounts.

Affiliate Revenues and Expenses.  The following table shows revenues and charges from our affiliates for the periods ended June 30:

	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
		(In millions)

Revenues from affiliates	$1	$3	$3	$5
Operation and maintenance expenses from affiliates(1)	18	16	35	34

(1)	Includes expenses related to a long-term storage contract with an affiliate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of Southern Natural Gas Company

We have audited the accompanying consolidated balance sheet of Southern Natural Gas Company (the Company) as of December 31, 2006, and the related consolidated statements of income and comprehensive income, stockholder’s equity, and cash flows for the year then ended. Our audit also included the accompanying financial statement schedule for the year ended December 31, 2006. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The consolidated financial statements of Citrus Corp. and Subsidiaries (a corporation in which the Company has a 50% interest), have been audited by other auditors whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Citrus Corp. and Subsidiaries, is based solely on the report of the other auditors. In the consolidated financial statements, the Company’s investment in Citrus Corp. and Subsidiaries represents approximately 18% of total assets as of December 31, 2006, and earnings from this investment represent approximately 24% of income before income taxes for the year then ended.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southern Natural Gas Company at December 31, 2006, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted the Federal Energy Regulatory Commission’s accounting release related to pipeline assessment costs, and effective December 31, 2006, the Company adopted the recognition provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements No. 87, 88, 106, and 132(R).

/s/  Ernst & Young LLP

Houston, Texas
February 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Southern Natural Gas Company:

In our opinion, the consolidated balance sheet as of December 31, 2005 and the related consolidated statements of income, of stockholder’s equity, and of cash flows for each of the two years in the period ended December 31, 2005 present fairly, in all material respects, the consolidated financial position of Southern Natural Gas Company and its subsidiaries (the “Company”) at December 31, 2005, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the consolidated financial statement schedule for each of the two years in the period ended December 31, 2005 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP

Birmingham, Alabama
March 15, 2006

SOUTHERN NATURAL GAS COMPANY

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31,
	2006	2005	2004
	(In millions)

Operating revenues	$528	$477	$527

Operating expenses
Operation and maintenance	193	177	206
Depreciation, depletion and amortization	55	51	50
Gain on sale of long-lived assets	—	(9)	—
Taxes, other than income taxes	28	30	25

	276	249	281

Operating income	252	228	246
Earnings from unconsolidated affiliates	78	80	78
Other income, net	9	22	9
Interest and debt expense	(94)	(93)	(94)
Affiliated interest income	18	11	4

Income before income taxes	263	248	243
Income taxes	79	74	74

Net income	184	174	169
Other comprehensive income	1	2	—

Comprehensive income	$185	$176	$169

See accompanying notes.

SOUTHERN NATURAL GAS COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(In millions, except share amounts)

ASSETS
Current assets
Cash and cash equivalents	$—	$—
Accounts receivable
Customer, net of allowance of $1 in 2005	9	58
Affiliates	33	—
Other	3	5
Materials and supplies	12	12
Deferred income taxes	9	9
Other	14	17

Total current assets	80	101

Property, plant and equipment, at cost	3,652	3,369
Less accumulated depreciation, depletion and amortization	1,404	1,368

Total property, plant and equipment, net	2,248	2,001

Other assets
Investments in unconsolidated affiliates	695	697
Notes receivable from affiliate	307	339
Other	63	52

	1,065	1,088

Total assets	$3,393	$3,190

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable
Trade	$36	$40
Affiliates	16	17
Other	16	12
Current maturities of long-term debt	100	—
Taxes payable	51	67
Accrued interest	30	30
Other	8	11

Total current liabilities	257	177

Long-term debt, less current maturities	1,096	1,195

Other liabilities
Deferred income taxes	360	320
Other	36	44

	396	364

Commitments and contingencies
Stockholder’s equity
Common stock, par value $1 per share; 1,000 shares authorized, issued and outstanding	—	—
Additional paid-in capital	340	340
Retained earnings	1,304	1,120
Accumulated other comprehensive loss	—	(6)

Total stockholder’s equity	1,644	1,454

Total liabilities and stockholder’s equity	$3,393	$3,190

See accompanying notes.

SOUTHERN NATURAL GAS COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2006	2005	2004
	(In millions)

Cash flows from operating activities
Net income	$184	$174	$169
Adjustments to reconcile net income to net cash from operating activities
Depreciation, depletion and amortization	55	51	50
Deferred income tax expense	37	19	26
Gain on sale of long-lived assets	—	(9)	—
Earnings from unconsolidated affiliates, adjusted for cash distributions	2	45	(8)
Other non-cash income items	(3)	(8)	(3)
Asset and liability changes
Accounts receivable	19	18	3
Accounts payable	(6)	18	3
Taxes payable	(14)	6	—
Other, net	(16)	(6)	(23)

Net cash provided by operating activities	258	308	217

Cash flows from investing activities
Additions to property, plant and equipment	(298)	(177)	(199)
Net change in notes receivable affiliates	32	(168)	(18)
Proceeds from the sale of assets	3	32	—
Net change in restricted cash	5	5	(1)
Other	—	—	1

Net cash used in investing activities	(258)	(308)	(217)

Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents
Beginning of period	—	—	—

End of period	$—	$—	$—

See accompanying notes.

SOUTHERN NATURAL GAS COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Retained	Comprehensive	Stockholder’s
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
	(In millions, except share amounts)

January 1, 2004	1,000	$—	$340	$777	$(8)	$1,109
Net income				169		169

December 31, 2004	1,000	—	340	946	(8)	1,278
Net income				174		174
Other comprehensive income		—	—	—	2	2

December 31, 2005	1,000	—	340	1,120	(6)	1,454
Net income				184		184
Other comprehensive income		—	—	—	1	1
Adoption of SFAS No. 158, net of income taxes of $2		—	—	—	5	5

December 31, 2006	1,000	$—	$340	$1,304	$—	$1,644

See accompanying notes.

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

We are a Delaware corporation incorporated in 1935, and a wholly owned subsidiary of El Paso Corporation (El Paso). Our primary business consists of the interstate transportation and storage of natural gas and LNG terminalling operations. We conduct our business activities through natural gas pipeline systems, which include our Southern Natural Gas pipeline system and our 50 percent indirect ownership interest in the Florida Gas Transmission Company (FGT) pipeline system, a LNG receiving terminal and storage facilities. Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and we include the accounts of all majority owned and controlled subsidiaries after the elimination of all significant intercompany accounts and transactions. Our financial statements for prior periods also include reclassifications that were made to conform to the current year presentation. Those reclassifications had no impact on reported net income or stockholder’s equity.

We consolidate entities when we either (i) have the ability to control the operating and financial decisions and policies of that entity or (ii) are allocated a majority of the entity’s losses and/or returns through our variable interests in that entity. The determination of our ability to control or exert significant influence over an entity and whether we are allocated a majority of the entity’s losses and/or returns involves the use of judgment. We apply the equity method of accounting where we can exert significant influence over, but do not control, the policies and decisions of an entity and where we are not allocated a majority of the entity’s losses and/or returns. We use the cost method of accounting where we are unable to exert significant influence over the entity.

Use of Estimates

The preparation of our financial statements requires the use of estimates and assumptions that affect the amounts we report as assets, liabilities, revenues and expenses and our disclosures in the financial statements. Actual results can, and often do, differ from those estimates.

Regulated Operations

Our natural gas transmission system, storage and LNG terminalling operations are subject to the jurisdiction of the Federal Energy Regulatory Commission (FERC) under the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and the Energy Policy Act of 2005. We apply the regulatory accounting principles prescribed under Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation. Under SFAS No. 71, we record regulatory assets and liabilities that would not be recorded under GAAP for non-regulated entities. Regulatory assets and liabilities represent probable future revenues or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate making process. Items to which we apply regulatory accounting requirements include certain postretirement employee benefit plan costs, an equity return component on regulated capital projects and certain items included in, or expected to be included in, future rates.

Cash and Cash Equivalents

We consider short-term investments with an original maturity of less than three months to be cash equivalents.

We maintain cash on deposit with banks that is pledged for a particular use or restricted to support a potential liability. We classify these balances as restricted cash in other current or non-current assets in our balance sheet based on when we expect this cash to be used. We had $5 million of restricted cash in current assets as of December 31, 2005 that was returned to us as of December 31, 2006.

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allowance for Doubtful Accounts

We establish provisions for losses on accounts receivable and for natural gas imbalances due from shippers and operators if we determine that we will not collect all or part of an outstanding receivable balance. We regularly review collectibility and establish or adjust our allowance as necessary using the specific identification method.

Materials and Supplies

We value materials and supplies at the lower of cost or market value with cost determined using the average cost method.

Natural Gas Imbalances

Natural gas imbalances occur when the actual amount of natural gas received on a customer’s contract at the supply point differs from the actual amount of natural gas delivered under the customer’s transportation contract at the delivery point. We value imbalances due to or from shippers at specified index prices set forth in our tariff, based on the production month in which the imbalances occur. Customer imbalances are aggregated and netted on a monthly basis, and settled in cash, subject to the terms of our tariff. For differences in value between the amounts we pay or receive for the purchase or sale of gas used to resolve shipper imbalances over the course of a year, we have the right under our tariff to recover applicable losses or refund applicable gains through a storage cost reconciliation charge. This charge is applied to volumes as they are transported on our system. Annually, we true-up any losses or gains obtained during the year by adjusting the following years’ storage cost reconciliation charge.

Imbalances due from others are reported in our balance sheet as either accounts receivable from customers or accounts receivable from affiliates. Imbalances owed to others are reported on the balance sheet as either trade accounts payable or accounts payable to affiliates. In addition, we classify all imbalances as current as we expect to settle them within a year.

Property, Plant and Equipment

Our property, plant and equipment is recorded at its original cost of construction or, upon acquisition, at the fair value of the assets acquired. For assets we construct, we capitalize direct costs, such as labor and materials, and indirect costs, such as overhead, interest and an equity return component, as allowed by the FERC. We capitalize major units of property replacements or improvements and expense minor items. Prior to January 1, 2006, we capitalized certain costs incurred related to our pipeline integrity programs as part of our property, plant and equipment. Beginning January 1, 2006, we began expensing certain of these costs based on FERC guidance. During the year ended December 31, 2006, we expensed approximately $3 million as a result of the adoption of this accounting release.

We use the composite (group) method to depreciate property, plant and equipment. Under this method, assets with similar lives and characteristics are grouped and depreciated as one asset. We apply the FERC-accepted depreciation rate to the total cost of the group until its net book value equals its salvage value. Currently, our depreciation rates vary from less than one percent to 20 percent per year. Using these rates, the remaining depreciable lives of these assets range from one to 65 years. We re-evaluate depreciation rates each time we file with the FERC for a change in our transportation and storage service rates.

When we retire property, plant and equipment, we charge accumulated depreciation and amortization for the original cost of the assets in addition to the cost to remove, sell or dispose of the assets, less their salvage value. We do not recognize a gain or loss unless we sell or retire an entire operating unit. We include gains or losses on dispositions of operating units in operating income.

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2006 and 2005, we had approximately $203 million and $182 million of construction work in progress included in our property, plant and equipment.

We capitalize a carrying cost, or an allowance for funds used during construction, on funds related to our construction of long-lived assets. This carrying cost consists of a return on the investment financed by debt and a return on the investment financed by equity. The debt portion is calculated based on our average cost of debt. Interest costs on debt amounts capitalized during the years ended December 31, 2006, 2005 and 2004, were $3 million, $5 million and $3 million. These debt amounts are included as a reduction to interest and debt expense in our income statement. The equity portion of capitalized costs is calculated using the most recent FERC-approved equity rate of return. The equity amounts capitalized during the years ended December 31, 2006, 2005 and 2004, were $5 million, $10 million and $6 million (exclusive of any tax related impacts). These equity amounts are included as other non-operating income on our income statement. Capitalized carrying costs for debt and equity financed construction are reflected as an increase in the cost of the asset on our balance sheet.

Asset and Investment Impairments

We evaluate assets and investments for impairment when events or circumstances indicate that their carrying values may not be recovered. These events include market declines that are believed to be other than temporary, changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset or investment and adverse changes in the legal or business environment such as adverse actions by regulators. When an event occurs, we evaluate the recoverability of our long-lived assets’ carrying values based on either (i) our long-lived assets’ ability to generate future cash flows on an undiscounted basis or (ii) the fair value of our investments in unconsolidated affiliates. If an impairment is indicated or if we decide to sell a long-lived asset or group of assets, we adjust the carrying value of these assets downward, if necessary, to their estimated fair value. Our fair value estimates are generally based on market data obtained through the sales process or an analysis of expected discounted cash flows. The magnitude of any impairment is impacted by a number of factors, including the nature of the assets being sold and our established time frame for completing the sales, among other factors.

Revenue Recognition

Our revenues are primarily generated from transportation, storage and LNG terminalling services. Revenues for all services are based on the thermal quantity of gas delivered or subscribed at a price specified in the contract. For our transportation and storage services, we recognize reservation revenues on firm contracted capacity ratably over the contract period regardless of the amount of natural gas that is transported or stored. For interruptible or volumetric-based services, we record revenues when physical deliveries of natural gas are made at the agreed upon delivery point or when gas is injected or withdrawn from the storage facility. Gas not used in operations is based on the volumes of natural gas we are allowed to retain and dispose of relative to the amounts we use for operating purposes. We recognize revenues on gas not used in operations when the volumes are retained according to our tariff. We are subject to FERC regulations and, as a result, revenues we collect may be subject to refund in a rate proceeding. We establish reserves for these potential refunds.

Price Risk Management Activities

Our equity investee, Citrus Corp. (Citrus), historically used derivatives to mitigate, or hedge, cash flow risk associated with its variable interest rates on long-term debt. Citrus accounts for these derivatives under the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and records changes in the fair value of these derivatives in other comprehensive income. We reflect our proportionate share of the impact these derivative instruments have on Citrus’ financial statements as adjustments to our other comprehensive income and our investment in unconsolidated affiliates.

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Environmental Costs and Other Contingencies

Environmental Costs.  We record environmental liabilities at their undiscounted amounts on our balance sheet in other current and long-term liabilities when environmental assessments indicate that remediation efforts are probable and the costs can be reasonably estimated. Estimates of our liabilities are based on currently available facts, existing technology and presently enacted laws and regulations taking into consideration the likely effects of other societal and economic factors, and include estimates of associated legal costs. These amounts also consider prior experience in remediating contaminated sites, other companies’ clean-up experience and data released by the Environmental Protection Agency or other organizations. Our estimates are subject to revision in future periods based on actual costs or new circumstances. We capitalize costs that benefit future periods and we recognize a current period expense when clean-up efforts do not benefit future periods.

We evaluate any amounts paid directly or reimbursed by government sponsored programs and potential recoveries or reimbursements of remediation costs from third parties, including insurance coverage, separately from our liability. Recovery is evaluated based on the creditworthiness or solvency of the third party, among other factors. When recovery is assured, we record and report an asset separately from the associated liability on our balance sheet.

Other Contingencies.  We recognize liabilities for other contingencies when we have an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Where the most likely outcome of a contingency can be reasonably estimated, we accrue a liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than any other, the lower end of the range is accrued.

Income Taxes

El Paso maintains a tax accrual policy to record both regular and alternative minimum taxes for companies included in its consolidated federal and state income tax returns. The policy provides, among other things, that (i) each company in a taxable income position will accrue a current expense equivalent to its federal and state income taxes, and (ii) each company in a tax loss position will accrue a benefit to the extent its deductions, including general business credits, can be utilized in the consolidated returns. El Paso pays all consolidated U.S. federal and state income taxes directly to the appropriate taxing jurisdictions and, under a separate tax billing agreement, El Paso may bill or refund its subsidiaries for their portion of these income tax payments.

Pursuant to El Paso’s policy, we record current income taxes based on our taxable income and we provide for deferred income taxes to reflect estimated future tax payments and receipts. Deferred taxes represent the tax impacts of differences between the financial statement and tax bases of assets and liabilities and carryovers at each year end. We account for tax credits under the flow-through method, which reduces the provision for income taxes in the year the tax credits first become available. We reduce deferred tax assets by a valuation allowance when, based on our estimates, it is more likely than not that a portion of those assets will not be realized in a future period. The estimates utilized in the recognition of deferred tax assets are subject to revision, either up or down, in future periods based on new facts or circumstances.

Accounting for Asset Retirement Obligations

We account for our asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations and Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 47, Accounting for Conditional Asset Retirement Obligations. We record a liability for legal obligations associated with the replacement, removal, or retirement of our long-lived assets. Our asset retirement liabilities are

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recorded at their estimated fair value with a corresponding increase to property, plant and equipment. This increase in property, plant and equipment is then depreciated over the useful life of the long-lived asset to which that liability relates. An ongoing expense is also recognized for changes in the value of the liability as a result of the passage of time, which we record as depreciation, depletion and amortization expense in our income statement. Because we believe it is probable that we will recover certain of these costs through our rates, we have recorded an asset (rather than expense) associated with certain of the depreciation of the property, plant and equipment and certain of the accretion of the liabilities described above.

We have legal obligations associated with our natural gas pipelines and related transmission facilities and storage wells. We have obligations to plug storage wells when we no longer plan to use them and when we abandon them. Our legal obligations associated with our natural gas transmission facilities relate primarily to purging and sealing the pipelines if they are abandoned. We also have obligations to remove hazardous materials associated with our natural gas transmission facilities if they are replaced. We accrue a liability for legal obligations based on an estimate of the timing and amount of their settlement.

We are required to operate and maintain our natural gas pipeline and storage systems, and intend to do so as long as supply and demand for natural gas exists, which we expect for the foreseeable future. Therefore, we believe that the substantial majority of our natural gas pipeline and storage system assets have indeterminate lives. Accordingly, our asset retirement liabilities as of December 31, 2006 and 2005 were not material to our financial statements. We continue to evaluate our asset retirement obligations and future developments could impact the amounts we record.

Pension and Other Postretirement Benefits

In December 2006, we adopted the provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements No. 87, 88, 106, and 132(R). Under SFAS No. 158, we record an asset or liability for our pension and other postretirement benefit plans based on their funded or unfunded status. We also record any deferred amounts related to unrealized gains and losses or changes in actuarial assumptions in accumulated other comprehensive income, a component of stockholder’s equity, until those gains and losses are recognized in the income statement. For a further discussion of our adoption of SFAS No. 158, see Note 8.

Evaluation of Prior Period Misstatements in Current Financial Statements

In December 2006, we adopted the provisions of the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin (SAB) No. 108. Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on how to evaluate the impact of financial statement misstatements from prior periods that have been identified in the current year. The adoption of these provisions did not have any impact on our financial statements.

New Accounting Pronouncements Issued But Not Yet Adopted

As of December 31, 2006, the following accounting standards and interpretations had not yet been adopted by us.

Accounting for Uncertainty in Income Taxes.  In July 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes. FIN No. 48 clarifies SFAS No. 109, Accounting for Income Taxes, and requires us to evaluate our tax positions for all jurisdictions and all years where the statute of limitations has not expired. FIN No. 48 requires companies to meet a more likely than not threshold (i.e. greater than a 50 percent likelihood of a tax position being sustained under examination) prior to recording a benefit for their tax positions. Additionally, for tax positions meeting this more likely than not threshold, the amount of benefit is limited to the largest benefit that has a greater than 50 percent probability of being realized upon ultimate

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

settlement. The cumulative effect of applying this interpretation will be recorded as an adjustment to the beginning balance of retained earnings, or other components of stockholder’s equity as appropriate, in the period of adoption. This interpretation is effective for fiscal years beginning after December 15, 2006, and we do not anticipate that it will have a material impact on our financial statements.

Fair Value Measurements.  In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides guidance on measuring the fair value of assets and liabilities in the financial statements. We will be required to adopt the provisions of this standard no later than in 2008, and are currently evaluating the impact, if any, that it will have on our financial statements.

Measurement Date of Other Postretirement Benefits.  In December 2006, we adopted the recognition provisions of SFAS No. 158. This standard will also require us to change the measurement date of our other postretirement benefit plans from September 30, the date we currently use, to December 31 beginning in 2008. We are evaluating the impact, if any, that the measurement date provisions of this standard will have on our financial statements.

2.	Income Taxes

Components of Income Taxes.  The following table reflects the components of income taxes included in net income for each of the three years ended December 31:

	2006	2005	2004
	(In millions)

Current
Federal	$39	$48	$42
State	3	7	6

	42	55	48

Deferred
Federal	32	18	22
State	5	1	4

	37	19	26

Total income taxes	$79	$74	$74

Effective Tax Rate Reconciliation.  Our income taxes differ from the amount computed by applying the statutory federal income tax rate of 35 percent for the following reasons for each of the three years ended December 31:

	2006	2005	2004
	(In millions, except
	for rates)

Income taxes at the statutory federal rate of 35%	$92	$87	$85
Increase (decrease)
State income taxes, net of federal income tax benefit	5	5	6
Earnings from unconsolidated affiliates where we anticipate receiving dividends	(17)	(18)	(17)
Other	(1)	—	—

Income taxes	$79	$74	$74

Effective tax rate	30%	30%	30%

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Tax Assets and Liabilities.  The following are the components of our net deferred tax liability at December 31:

	2006	2005
	(In millions)

Deferred tax liabilities
Property, plant and equipment	$330	$294
Investment in unconsolidated affiliates	25	25
Other	36	35

Total deferred tax liability	391	354

Deferred tax assets
U.S. net operating loss and tax credit carryovers	2	2
Other	39	42
Valuation allowance	(1)	(1)

Total deferred tax asset	40	43

Net deferred tax liability	$351	$311

Tax Carryovers.  The following are the components of our tax carryovers as of December 31, 2006:

		Expiration
	Amount	Year
	(In millions)

General business credit	$1	2016-2022
Net operating loss	4	2018-2021

Usage of these carryovers is subject to the limitations provided under Sections 382 and 383 of the Internal Revenue Code as well as the separate return limitation year rules of IRS regulations. We have recorded a valuation allowance to reserve for the deferred taxes related to our general business credits.

Valuation Allowances.  Deferred tax assets are recorded on net operating losses and temporary differences in the book and tax basis of assets and liabilities expected to produce tax deductions in future periods. The realization of these assets depends on recognition of sufficient future taxable income in specific tax jurisdictions during periods in which those temporary differences or net operating losses are deductible. In assessing the need for a valuation allowance on our deferred tax assets, we consider whether it is more likely than not that some portion or all of them will not be realized. We believe it is more likely than not that we will realize the benefit of our deferred tax assets, net of any existing valuation allowances, due to the effect of future reversals of existing taxable temporary differences primarily related to depreciation.

3.	Financial Instruments

The carrying amounts and estimated fair values of our financial instruments are as follows at December 31:

	2006		2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(In millions)

Balance sheet financial instruments:
Long-term debt, including current maturities(1)	$1,196	$1,302	$1,195	$1,277

(1)	We estimated the fair value of our debt with fixed interest rates based on quoted market prices for the same or similar issues.

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2006 and 2005, the carrying amounts of cash and cash equivalents and trade receivables and payables are representative of their fair value because of the short-term maturity of these instruments.

4.	Regulatory Assets and Liabilities

Below are the details of our regulatory assets and liabilities at December 31:

Description	2006	2005
	(In millions)

Non-current regulatory assets
Deferred taxes on capitalized funds used during construction	$47	$44
Other	7	2

Total non-current regulatory assets(1)	$54	$46

Non-current regulatory liabilities
Cost of removal of offshore assets	$12	$15
Excess deferred federal income taxes	2	2
Other	—	3

Total non-current regulatory liabilities(1)	$14	$20

(1)	Amounts are included as other non-current assets and liabilities on our balance sheets.

5.	Accounting for Hedging Activities

As of December 31, 2006 and 2005, our accumulated other comprehensive loss included an unrealized loss of approximately $5 million and $6 million, net of income taxes related to our proportionate interest in the value of Citrus’ cash flow hedges. This amount will be reclassified to earnings over the terms of Citrus’ outstanding debt. We estimate that $1 million of this unrealized loss will be reclassified from accumulated other comprehensive loss over the next twelve months. For the years ended December 31, 2006, 2005 and 2004, no ineffectiveness was recorded in earnings related to these cash flow hedges.

6.	Debt and Credit Facilities

Debt

Our long-term debt outstanding consisted of the following at December 31:

	2006	2005
	(In millions)

6.70% Notes due October 2007	$100	$100
6.125% Notes due September 2008	100	100
8.875% Notes due March 2010	400	400
7.35% Notes due February 2031	300	300
8.0% Notes due March 2032	300	300

	1,200	1,200
Less: Current maturities	100	—
Unamortized discount	4	5

Total long-term debt, less current maturities	$1,096	$1,195

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Aggregate maturities of the principal amounts of long-term debt are as follows:

Year
(In millions)

2007	$100
2008	100
2010	400
Thereafter	600

Total maturities of long-term debt	$1,200

We have the ability to call $1.0 billion of our notes at any time prior to their stated maturity date. If we were to exercise our option to call these notes, we would be obligated to pay principal, accrued interest and a make-whole premium to redeem the debt.

Under our indentures, we are subject to a number of restrictions and covenants. The most restrictive of these include (i) limitations on the incurrence of additional debt, based on a ratio of debt to EBITDA (as defined in the agreements), the most restrictive of which shall not exceed 6 to 1; (ii) limitations on the use of proceeds from borrowings; (iii) limitations, in some cases, on transactions with our affiliates; (iv) limitations on the incurrence of liens; (v) potential limitations on our ability to declare and pay dividends; and (vi) potential limitations on our ability to participate in El Paso’s cash management program discussed in Note 11. For the year ended December 31, 2006, we were in compliance with our debt-related covenants.

Our long-term debt contains cross-acceleration provisions, the most restrictive of which is a $10 million cross-acceleration clause. If triggered, repayment of the long-term debt that contains these provisions could be accelerated.

7.	Commitments and Contingencies

Legal Proceedings

Gas Measurement Cases.  We and a number of our affiliates were named defendants in actions that generally allege mismeasurement of natural gas volumes and/or heating content resulting in the underpayment of royalties. These cases were filed in 1997 by an individual under the False Claims Act, which has been consolidated for pretrial purposes (In re: Natural Gas Royalties Qui Tam Litigation, U.S. District Court for the District of Wyoming). These complaints allege an industry-wide conspiracy to underreport the heating value as well as the volumes of the natural gas produced from federal and Native American lands. In May 2005, a representative appointed by the court issued a recommendation to dismiss most of the actions. In October 2006, the U.S. District Judge issued an order dismissing all measurement claims against all defendants. An appeal has been filed.

Royalty Claim.  In five contract settlements reached in the late 1980s with Elf Aquitaine (Elf) pertaining to the pricing of gas produced from certain federal offshore blocks, we indemnified Elf against royalty claims that potentially could have been asserted by the Minerals Management Service (MMS). Following its settlements with us, Elf received demands from the MMS for royalty payments related to the settlements. With our approval, Elf protested the demands for over a decade while trying to reach a settlement with the MMS. Elf, which is now TOTAL E&P USA (TOTAL), advised us that it had renewed efforts to settle these claims. TOTAL has informed us that the MMS is claiming royalties in excess of $13 million, a large portion of which is interest for the settlements. We advised TOTAL that not all of the amounts sought by the MMS are covered by our indemnity. If TOTAL cannot resolve these claims administratively with the MMS, then an appeal can be taken to the federal courts. We have the right under a pre-existing settlement with our customers to recover, through a surcharge payable by our customers, a portion of the amount ultimately paid under the royalty indemnity with TOTAL.

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition to the above matters, we and our subsidiaries and affiliates are also named defendants in numerous lawsuits and governmental proceedings that arise in the ordinary course of our business.

For each of our outstanding legal matters, we evaluate the merits of the case, our exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If we determine that an unfavorable outcome is probable and can be estimated, we establish the necessary accruals. As further information becomes available, or other relevant developments occur, we adjust our accrual amounts accordingly. While there are still uncertainties related to the ultimate costs we may incur, based upon our evaluation and experience to date, we believe our current reserves are adequate. At December 31, 2006, we had accrued approximately $2 million for our outstanding legal matters.

Environmental Matters

We are subject to federal, state and local laws and regulations governing environmental quality and pollution control. These laws and regulations require us to remove or remedy the effect on the environment of the disposal or release of specified substances at current and former operating sites. At December 31, 2006, we had accrued approximately $1 million for expected remediation costs and associated onsite, offsite and groundwater technical studies. Our accrual represents a combination of two estimation methodologies. First, where the most likely outcome can be reasonably estimated, that cost has been accrued. Second, where the most likely outcome cannot be estimated, a range of costs is established and if no one amount in that range is more likely than the other, the lower end of the expected range has been accrued.

It is possible that new information or future developments could require us to reassess our potential exposure related to environmental matters. We may incur significant costs and liabilities in order to comply with existing environmental laws and regulations. It is also possible that other developments, such as increasingly strict environmental laws and regulations and claims for damages to property, employees, other persons and the environment resulting from our current or past operations, could result in substantial costs and liabilities in the future. As this information becomes available, or other relevant developments occur, we will adjust our accrual amounts accordingly. While there are still uncertainties related to the ultimate costs we may incur, based upon our evaluation and experience to date, we believe our reserves are adequate.

Other Matter

Duke Litigation.  Citrus Trading Corporation, a direct subsidiary of Citrus, filed a suit against Spectra LNG Sales, formerly Duke Energy LNG Sales, Inc., for wrongful termination of a gas supply contract that had been entered into by the parties in 1998. In January 2007, the claim was settled.

Capital Commitments and Purchase Obligations

At December 31, 2006, we had capital and investment commitments of approximately $100 million related to our expansion projects. Our other planned capital and investment projects are discretionary in nature, with no substantial contractual capital commitments made in advance of the actual expenditures. In addition, we have entered into unconditional purchase obligations for products and services totaling $50 million at December 31, 2006. Our annual obligations under these agreements are $19 million in 2007, $19 million in 2008, $10 million in 2009 and $1 million in both 2010 and 2011.

Operating Leases

We lease property, facilities and equipment under various operating leases. The majority of our commitments for operating leases is the lease of the AmSouth Center located in Birmingham, Alabama. Beginning in September 2007, we will replace our lease of the AmSouth Center with a ten year lease of Colonial Brookwood Center, which is also located in Birmingham, Alabama. El Paso guarantees our

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

obligations under these lease agreements. Minimum future annual rental commitments on our operating leases as of December 31, 2006, were as follows:

Year Ending December 31,
(In millions)

2007	$3
2008	3
2009	1
2010	1
2011	1

Total	$9

Rental expense on our operating leases for each of the years ended December 31, 2006, 2005 and 2004 was $3 million. These amounts include our share of rent allocated to us from El Paso.

8.	Retirement Benefits

Pension and Retirement Benefits.  El Paso maintains a pension plan to provide benefits determined under a cash balance formula covering substantially all of its U.S. employees, including our employees. Prior to January 1, 2000, Sonat Inc. (Sonat), our former parent company, maintained a pension plan for our employees. On January 1, 2000, the Sonat pension plan was merged into El Paso’s cash balance plan. El Paso also maintains a defined contribution plan covering its U.S. employees, including our employees. El Paso matches 75 percent of participant basic contributions up to 6 percent of eligible compensation and can make additional discretionary matching contributions. El Paso is responsible for benefits accrued under its plans and allocates the related costs to its affiliates.

Postretirement Benefits.  We provide medical benefits for a closed group of retirees. These benefits may be subject to deductibles, co-payment provisions, and other limitations and dollar caps on the amount of employer costs. El Paso reserves the right to change these benefits. Employees who retire after June 30, 2000, continue to receive limited postretirement life insurance benefits. Our postretirement benefit plan costs are prefunded to the extent these costs are recoverable through our rates. We expect to contribute approximately $3 million to our postretirement benefit plan in 2007.

On December 31, 2006, we adopted the provisions of SFAS No. 158, and upon adoption reflected the liabilities related to our postretirement benefit plan based on its funded status. The adoption of this standard decreased our non-current liabilities by approximately $7 million, increased our other non-current deferred tax liabilities by approximately $3 million, and increased our accumulated other comprehensive income by approximately $5 million. We anticipate that less than $1 million of our accumulated other comprehensive loss will be recognized as part of our net periodic benefit cost in 2007.

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Change in Accumulated Postretirement Benefit Obligation, Plan Assets and Funded Status. Our benefits are presented and computed as of and for the twelve months ended September 30:

	2006	2005
	(In millions)

Change in accumulated postretirement benefit obligation:
Accumulated postretirement benefit obligation at beginning of period	$85	$89
Interest cost	4	5
Participant contributions	1	1
Actuarial gain	(11)	(4)
Benefits paid	(6)	(6)

Accumulated postretirement benefit obligation at end of period	$73	$85

Change in plan assets:
Fair value of plan assets at beginning of period	$56	$53
Actual return on plan assets	4	4
Employer contributions	4	4
Participant contributions	1	1
Benefits paid	(6)	(6)

Fair value of plan assets at end of period	$59	$56

Reconciliation of funded status:
Fair value of plan assets at September 30	$59	$56
Less: Accumulated postretirement benefit obligation at end of period	73	85

Funded status at September 30	(14)	(29)
Unrecognized net actuarial loss(1)	—	6

Net liability at December 31(2)	$(14)	$(23)

(1)	Amounts were reclassified to accumulated other comprehensive income upon the adoption of SFAS No. 158 in 2006.

(2)	Amounts at December 31, 2006 are included in other non-current liabilities on our balance sheet.

Expected Payment of Future Benefits.  As of December 31, 2006, we expect the following payments under our plans (in millions):

Year Ending December 31,

2007	$5
2008	6
2009	6
2010	6
2011	6
2012 — 2016	26

Total	$55

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Components of Net Benefit Cost.  For each of the years ended December 31, the components of net benefit costs are as follows:

	2006	2005	2004
	(In millions)

Interest cost	$4	$5	$6
Expected return on plan assets	(3)	(3)	(3)
Amortization of actuarial loss	—	—	2

Net postretirement benefit cost	$1	$2	$5

Actuarial Assumptions and Sensitivity Analysis.  Accumulated postretirement benefit obligations and net benefit costs are based on actuarial estimates and assumptions. The following table details the weighted average actuarial assumptions used in determining our postretirement plan obligations for 2006, 2005 and 2004:

	2006	2005	2004
	(Percent)

Assumptions related to benefit obligations at September 30:
Discount rate	5.50	5.25
Assumptions related to benefit costs at December 31:
Discount rate	5.25	5.75	6.00
Expected return on plan assets(1)	8.00	7.50	7.50

(1)	The expected return on plan assets is a pre-tax rate (before a tax rate ranging from 29 percent to 30 percent on postretirement benefits) that is primarily based on an expected risk-free investment return, adjusted for historical risk premiums and specific risk adjustments associated with our debt and equity securities. These expected returns were then weighted based on the target asset allocations of our investment portfolio.

Actuarial estimates for our postretirement benefits plan assumed a weighted average annual rate of increase in the per capita costs of covered health care benefits of 10.3 percent in 2006, gradually decreasing to 5.0 percent by the year 2015. Assumed health care cost trends can have a significant effect on the amounts reported for our postretirement benefit plan. A one-percentage point change would not have had a significant effect on interest costs in 2006 or 2005. A one-percentage point change in these trends would have the following increase (decrease) on our accumulated post retirement benefit obligation as of September 30:

	2006	2005
	(In millions)

One percentage point increase:
Accumulated postretirement benefit obligation	$6	$8
One percentage point decrease:
Accumulated postretirement benefit obligation	$(5)	$(6)

Plan Assets.  The following table provides the actual asset allocations in our postretirement plan as of September 30:

	Actual	Actual
Asset Category	2006	2005
	(Percent)

Equity securities	64	60
Debt securities	34	31
Other	2	9

Total	100	100

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The primary investment objective of our plan is to ensure that, over the long-term life of the plan, an adequate pool of sufficiently liquid assets exists to support the benefit obligation to participants, retirees and beneficiaries. In meeting this objective, the plan seeks to achieve a high level of investment return consistent with a prudent level of portfolio risk. Investment objectives are long-term in nature covering typical market cycles of three to five years. Any shortfall in investment performance compared to investment objectives is the result of general economic and capital market conditions.

The target allocation for the invested assets is 65 percent equity and 35 percent fixed income. Other assets are held in cash for payment of benefits upon presentment. Any El Paso stock held by the plan is held indirectly through investments in mutual funds.

9.	Transactions with Major Customers

The following table shows revenues from our major customers for each of the three years ended December 31:

	2006	2005	2004
	(In millions)

Scana Corporation(1)	$71	$62	$64
Southern Company Services(2)	53	55	48
BG LNG(3)	66	46	47

(1)	A significant portion of revenues received from a subsidiary of Scana Corporation resulted from firm capacity released by Atlanta Gas Light Company under terms allowed by our tariff.

(2)	In 2004, Southern Company Services did not represent more than 10 percent of our revenues.

(3)	In 2005 and 2004, BG LNG did not represent more than 10 percent of our revenues.

10.	Supplemental Cash Flow Information

The following table contains supplemental cash flow information for each of the three years ended December 31:

	2006	2005	2004
	(In millions)

Interest paid, net of capitalized interest	$94	$93	$94
Income tax payments	58	49	48

11.	Investments in Unconsolidated Affiliates and Transactions with Affiliates

Investments in Unconsolidated Affiliates

Citrus.  We have a 50 percent ownership interest in Citrus. CrossCountry Energy, LLC (CrossCountry) owns the other 50 percent of Citrus. The ownership agreements of Citrus provide each partner with a right of first refusal to purchase the ownership interest of the other partner. Our investment in Citrus is limited to our ownership of the voting stock of Citrus, and we have no financial obligations, commitments or guarantees, either written or oral, to support Citrus.

Our investment in Citrus at December 31, 2006 and 2005 was $597 million and $596 million. During 2006, 2005 and 2004, we received $63 million, $61 million and $70 million in dividends from Citrus.

Bear Creek Storage Company (Bear Creek).  We have a 50 percent ownership interest in Bear Creek, a joint venture with Tennessee Gas Storage Company, our affiliate. Our investment in Bear Creek at December 31, 2006 and 2005 was $98 million and $101 million. During 2006 and 2005, we received $17 million and $64 million in dividends from Bear Creek.

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summarized financial information of our proportionate share of our unconsolidated affiliates as of and for the years ended December 31 is presented as follows:

	2006	2005	2004
	(In millions)

Operating results data:
Operating revenues	$262	$256	$249
Operating expenses	113	109	100
Income from continuing operations and net income(1)	78	76	74

	2006	2005
	(In millions)

Financial position data:
Current assets	$71	$74
Non-current assets	1,589	1,573
Short-term debt	42	7
Other current liabilities	54	32
Long-term debt	418	461
Other non-current liabilities	400	402
Equity in net assets(1)	746	745

(1)	The differences between our proportionate share of our equity investments’ net income and our earnings from unconsolidated affiliates and our share of their equity in net assets and our overall investment are due primarily to the excess purchase price amortization related to Citrus and differences between the estimated and actual equity earnings on our investments.

Transactions with Affiliates

Cash Management Program.  We participate in El Paso’s cash management program which matches short-term cash surpluses and needs of participating affiliates, thus minimizing total borrowings from outside sources. We have historically provided cash to El Paso in exchange for an affiliated note receivable that is due upon demand. However, we do not anticipate settlement within the next twelve months and therefore, have classified this receivable as non-current on our balance sheets. At December 31, 2006 and 2005, we had a note receivable from El Paso of $219 million and $272 million. The interest rate at December 31, 2006 and 2005 was 5.3% and 5.0%.

Note Receivables.  At December 31, 2006 and 2005, we also had a variable interest rate note receivable from El Paso of $86 million and $65 million. The interest rate at December 31, 2006 and 2005 was 5.3% and 5.0%. In addition, we had a non-interest bearing note receivable of approximately $2 million at December 31, 2006 and 2005. We classified these notes as non-current on our balance sheets.

Accounts Receivable Sales Program.  During the fourth quarter of 2006, we entered into agreements to sell certain accounts receivable to a qualifying special purpose entity (QSPE) under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. As of December 31, 2006, we sold approximately $49 million of receivables, net of an allowance of approximately $1 million, received cash of approximately $26 million, received subordinated beneficial interests of approximately $23 million and recognized a loss of less than $1 million. In conjunction with the sale, the QSPE also issued senior beneficial interests on the receivables sold to a third party financial institution, which totaled $26 million on the closing date. Prior to its redemption, we reflect the subordinated beneficial interest in receivables sold as accounts receivable — affiliates on our balance sheet. We reflect accounts receivable sold under this program and the related redemption of the subordinated beneficial interests as operating cash flows in our statement of cash

SOUTHERN NATURAL GAS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

flows. Under the agreements, we earn a fee for servicing the accounts receivable and performing all administrative duties for the QSPE, which is reflected as a reduction of operation and maintenance expense in our income statement. The fair value of these servicing and administrative agreements as well as the fees earned were not material to our financial statements for the year ended December 31, 2006.

Taxes.  El Paso files consolidated U.S. federal and certain state tax returns which include our taxable income. In certain states, we file and pay taxes directly to the state taxing authorities. We had state income taxes receivable of $2 million at December 31, 2006, which are included in accounts receivable-other on our balance sheets. We had income taxes payable of $38 million and $52 million at December 31, 2006 and 2005. The majority of these balances will become payable to El Paso. See Note 1 for a discussion of our tax accrual policy.

Other Affiliate Balances.  The following table shows other balances with our affiliates arising in the ordinary course of business:

	December 31,	December 31,
	2006	2005
	(In millions)

Accounts receivable-other	$—	$4
Other current liabilities	1	1

Affiliate Revenues and Expenses.  We enter into transactions with affiliates in the normal course of our business to transport natural gas. Services provided to these affiliates are based on the same terms as non-affiliates.

El Paso bills us directly for certain general and administrative costs and allocates a portion of its general and administrative costs to us. In addition to allocations from El Paso, we are allocated costs from TGP associated with our pipeline services. These allocations are based on the estimated level of effort devoted to our operations and the relative size of our EBIT, gross property and payroll.

The following table shows revenues and charges from our affiliates for each of the three years ended December 31:

	2006	2005	2004
	(In millions)

Revenues from affiliates	$9	$7	$10
Operation and maintenance expenses from affiliates	65	74	66

12.	Supplemental Selected Quarterly Financial Information (Unaudited)

Our financial information by quarter is summarized below. Due to the seasonal nature of our business, information for interim periods may not be indicative of our results of operations for the entire year.

	Quarters Ended
	March 31	June 30	September 30	December 31	Total
	(In millions)

2006
Operating revenues	$135	$127	$130	$136	$528
Operating income	67	60	60	65	252
Net income	44	44	45	51	184
2005
Operating revenues	$125	$112	$116	$124	$477
Operating income	72	58	49	49	228
Net income	52	43	39	40	174

SCHEDULE II

SOUTHERN NATURAL GAS COMPANY
VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2006, 2005 and 2004

	Balance at	Charged to			Charged to	Balance
	Beginning	Costs and			Other	at End
Description	of Period	Expenses	Deductions		Accounts	of Period
	(In millions)

2006
Allowance for doubtful accounts	$1	$—	$—		$(1)	$—
Valuation allowance on deferred tax assets	1	—	—		—	1
Legal reserves	2	—	—		—	2
Environmental reserves	—	1	—		—	1
2005
Allowance for doubtful accounts	$3	$—	$—		$(2)	$1
Valuation allowance on deferred tax assets	1	—	—		—	1
Legal reserves	2	—	—		—	2
2004
Allowance for doubtful accounts	$3	$—	$—		$—	$3
Valuation allowance on deferred tax assets	1	—	—		—	1
Legal reserves	1	—	—		1	2
Environmental reserves	3	1	(4	)(1)	—	—

(1)	Primarily payments made for environmental remediation activities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Citrus Corp. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders’ equity, of comprehensive income and of cash flows present fairly, in all material respects, the financial position of Citrus Corp. and subsidiaries (the “Company”) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with the accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2 and 6 to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R),” as of December 31, 2006.

/s/  PricewaterhouseCoopers LLP

Houston, Texas
February 26, 2007

CITRUS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2006	2005
	(In thousands)

ASSETS
Current Assets
Cash and cash equivalents	$15,267	$21,406
Accounts receivable — net of allowance for doubtful accounts of $282 and $23	45,049	41,072
Income tax receivable	—	872
Materials and supplies	2,954	3,077
Exchange gas receivable	—	508
Other	1,025	1,184

Total Current Assets	64,295	68,119

Property, Plant and Equipment, at Cost
Plant in service	4,163,082	4,118,518
Construction work in progress	85,746	9,693
Less — accumulated depreciation and amortization	(1,304,133)	(1,211,663)

Property, Plant and Equipment, Net	2,944,695	2,916,548

Other Assets
Unamortized debt expense	4,687	5,735
Regulatory assets	19,260	24,092
Other	88,176	74,893

Total Other Assets	112,123	104,720

Total Assets	$3,121,113	$3,089,387

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Long-term debt due within one year	$84,000	$14,000
Accounts payable — trade and other	37,741	21,325
Accounts payable — affiliated companies	2,823	5,501
Accrued interest	14,805	15,091
Accrued income taxes	2,375	—
Accrued taxes, other than income	9,332	9,090
Exchange gas payable	24,225	5,182
Other	16,040	6,161

Total Current Liabilities	191,341	76,350

Deferred Credits
Deferred income taxes	777,404	758,775
Regulatory liabilities	14,256	9,049
Other	8,129	33,070

Total Deferred Credits	799,789	800,894

Long-Term Debt	836,882	922,355
Stockholders’ Equity
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1	1
Additional paid-in capital	634,271	634,271
Accumulated other comprehensive loss	(10,524)	(13,162)
Retained earnings	669,353	668,678

Total Stockholders’ Equity	1,293,101	1,289,788

Total Liabilities and Stockholders’ Equity	$3,121,113	$3,089,387

The accompanying notes are an integral part of these consolidated financial statements.

CITRUS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004
	(In thousands)

Revenues
Transportation of natural gas	$485,189	$476,049	$467,422
Gas Sales	—	—	44,996

Total Revenues	485,189	476,049	512,418

Costs and Expenses
Natural gas purchased	—	—	48,921
Operations and maintenance	77,941	78,829	81,306
Depreciation and amortization	98,653	91,125	68,053
Taxes, other than income taxes	34,765	34,306	29,565

Total Costs and Expenses	211,359	204,260	227,845

Operating Income	273,830	271,789	284,573

Other Income (Expense)
Interest expense and related charges, net	(76,428)	(79,290)	(93,771)
Other, net	4,633	6,531	15,262

Total Other Income (Expense)	(71,795)	(72,759)	(78,509)

Income Before Income Taxes	202,035	199,030	206,064
Income Tax Expense	75,960	75,086	79,220

Net Income	$126,075	$123,944	$126,844

The accompanying notes are an integral part of these consolidated financial statements.

CITRUS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004
	(In thousands)

Common Stock
Balance, beginning and end of period	$1	$1	$1

Additional Paid-in Capital
Balance, beginning and end of period	634,271	634,271	634,271

Accumulated Other Comprehensive Income
Balance, beginning of period	(13,162)	(15,800)	(17,247)
Recognition in earnings of previously deferred net losses related to derivative instruments used as cash flow hedges	2,638	2,638	1,447

Balance, end of period	(10,524)	(13,162)	(15,800)

Retained Earnings
Balance, beginning of period	668,678	665,934	679,090
Net income	126,075	123,944	126,844
Dividends	(125,400)	(121,200)	(140,000)

Balance, end of period	669,353	668,678	665,934

Total Stockholders’ Equity	$1,293,101	$1,289,788	$1,284,406

CITRUS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004
	(In thousands)

Net income	$126,075	$123,944	$126,844
Recognition in earnings of previously deferred net losses related to derivative instruments used as cash flow hedges	2,638	2,638	1,447

Total Comprehensive Income	$128,713	$126,582	$128,291

The accompanying notes are an integral part of these consolidated financial statements.

CITRUS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004
	(In thousands)

Cash flows provided by operating activities
Net income	$126,075	$123,944	$126,844
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	98,653	91,125	68,053
Amortization of hedge loss in other comprehensive income	2,638	2,638	1,447
Amortization of discount and swap hedge loss in long term debt	527	530	535
Amortization of regulatory assets and other deferred charges	3,274	3,380	5,205
Amortization of debt costs	1,048	1,053	922
Deferred income taxes	18,629	12,740	69,694
Price risk management fair market valuation revaluation	—	—	10,980
Price risk gain on buy out of gas contracts	—	—	(19,884)
Allowance for funds used during construction	(1,630)	(1,441)	(1,136)
Gain on sale of assets	—	(1,236)	—
Changes in operating assets and liabilities:
Accounts receivable	(3,327)	403	(1,762)
Accounts payable	(3,316)	(10,567)	(17,258)
Accrued interest	(286)	(324)	(3,639)
Accrued income tax	3,247	(7,204)	5,183
Other current assets and liabilities	18,749	3,234	(9,680)
Price risk management assets and liabilities	—	—	(23,162)
Other assets and liabilities	(24,627)	36,140	2,169

Net cash provided by operating activities	239,654	254,415	214,511

Cash flows used in investing activities
Capital expenditures	(106,023)	(37,610)	(48,982)
Allowance for funds used during construction	1,630	1,441	1,136
Proceeds from sale of assets	—	1,715	—

Net cash used in investing activities	(104,393)	(34,454)	(47,846)

Cash flows used in financing activities
Dividends	(125,400)	(121,200)	(140,000)
Net (payments) borrowings on the revolving credit facility	(2,000)	(75,000)	117,000
Long-term debt finance costs	—	—	(746)
Payments on long-term debt	(14,000)	(14,000)	(256,500)

Net cash used in financing activities	(141,400)	(210,200)	(280,246)

Net increase (decrease) in cash and cash equivalents	(6,139)	9,761	(113,581)
Cash and cash equivalents, beginning of period	21,406	11,645	125,226

Cash and cash equivalents, end of period	$15,267	$21,406	$11,645

Supplemental disclosure of cash flow information
Interest paid (net of amounts capitalized)	$72,067	$74,714	$95,770
Income tax paid	$56,814	$66,954	$4,432

The accompanying notes are an integral part of these consolidated financial statements.

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Corporate Structure

Citrus Corp.  (Citrus), a holding company formed in 1986, owns 100 percent of the membership interest in Florida Gas Transmission Company, LLC (FGT), and 100 percent of the stock of Citrus Trading Corp. (Trading) and Citrus Energy Services, Inc. (CESI), collectively the Company. At December 31, 2006 the stock of Citrus was owned 50 percent by El Paso Citrus Holdings, Inc. (EPCH), a wholly-owned subsidiary of Southern Natural Gas Company (Southern), and 50 percent by CrossCountry Citrus, LLC (CCC), a wholly-owned subsidiary of CrossCountry Energy, LLC (CrossCountry). Southern’s 50 percent ownership had previously been contributed by its parent, El Paso Corporation (El Paso) in March 2003. CrossCountry was a wholly-owned subsidiary of Enron Corp. (Enron) and certain of its subsidiary companies. Effective November 17, 2004, CrossCountry became a wholly-owned subsidiary of CCE Holdings, LLC (CCE Holdings), which was a joint venture owned by subsidiaries of Southern Union Company (Southern Union) (50 percent), GE Commercial Finance Energy Financial Services (GE) (approximately 30 percent) and four minority interest owners (approximately 20 percent in the aggregate).

On December 1, 2006, a series of transactions were completed which resulted in Southern Union increasing its indirect ownership interest in Citrus from 25 percent to 50 percent. On September 14, 2006, Energy Transfer Partners, L.P. (Energy Transfer), an unaffiliated company, entered into a definitive purchase agreement to acquire the 50 percent interest in CCE Holdings from GE and other investors. At the same time, Energy Transfer and CCE Holdings entered into a definitive redemption agreement, pursuant to which Energy Transfer’s 50 percent ownership interest in CCE Holdings would be redeemed in exchange for 100 percent of the equity interest in Transwestern Pipeline Company, LLC (TW) (Redemption Agreement). Upon closing of the Redemption Agreement on December 1, 2006, Southern Union became the indirect owner of 100 percent of CCE Holdings, whose principal remaining asset was its 50 percent interest in Citrus, with the remaining 50 percent of Citrus continuing to be owned by EPCH.

FGT, an interstate gas pipeline extending from South Texas to South Florida, is engaged in the interstate transmission of natural gas and is subject to the jurisdiction of the Federal Energy Regulatory Commission (FERC).

On September 1, 2006, FGT converted its legal entity type from a corporation to a limited liability company, pursuant to the Delaware Limited Liability Company Act.

(2)	Significant Accounting Policies

Basis of Presentation — The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Regulatory Accounting — FGT’s accounting policies generally conform to Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation. Accordingly, certain assets and liabilities that result from the regulated ratemaking process are recorded that would not be recorded under accounting principles generally accepted in the United States for non-regulated entities. FGT is subject to regulation by the FERC.

Revenue Recognition — Revenues consist primarily of fees earned from gas transportation services. Reservation revenues on firm contracted capacity are recognized ratably over the contract period. For interruptible or volumetric based services, commodity revenues are recorded upon the delivery of natural gas to the agreed upon delivery point. Revenues for all services are generally based on the thermal quantity of gas delivered or subscribed at a rate specified in the contract.

Because FGT is subject to FERC regulations, revenues collected during the pendency of a rate proceeding may be required by the FERC to be refunded in the final order. FGT establishes reserves for such potential

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

refunds, as appropriate. There were no potential rate refund reserves at December 31, 2006 and 2005, respectively.

Derivative Instruments — The Company was previously engaged in price risk management activities for both trading and non-trading activities and accounted for those contracts under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (Note 4). Instruments utilized in connection with trading activities were accounted for on a mark-to-market basis and were reflected at fair value as Assets and Liabilities from Price Risk Management Activities in the Consolidated Balance Sheets. The Company classified price risk management activities as either current or non-current assets or liabilities based on their anticipated settlement date. Earnings from revaluation of price risk management assets and liabilities were included in Other Income (Expense). Cash flow hedge accounting is utilized for non-trading purposes to hedge the impact of interest rate fluctuations associated with the Company’s debt. Unrealized gains and losses from cash flow hedges, to the extent such amounts are effective, are recognized as a component of other comprehensive income, and subsequently recognized in earnings in the same periods as the hedged forecasted transaction affects earnings. The ineffective component from cash flow hedges is recognized in Other Income (Expense) each period. In instances where the hedge no longer qualifies as being effective, hedge accounting is terminated prospectively and the accumulated gain or loss is recognized in earnings in the same periods during which the hedged forecasted transaction affects earnings. Where fair value hedge accounting is appropriate, the offset that is attributed to the risk being hedged is recorded as an adjustment to the carrying amount of the hedged item and is recognized in earnings (Note 4). In the Company’s cash flow statement, cash inflows and outflows associated with the settlement of the price risk management activities are recognized in operating cash flows, and any receivables and payables resulting from these settlements are reported as trade receivables or payables on the balance sheet.

Property, Plant and Equipment (Note 10) — Property, Plant and Equipment consists primarily of natural gas pipeline and related facilities and is recorded at its original cost. FGT capitalizes direct costs, such as labor and materials, and indirect costs, such as overhead, interest and an equity return component (see second following paragraph). Costs of replacements and renewals of units of property are capitalized. The original costs of units of property retired are charged to the accumulated depreciation, net of salvage and removal costs. FGT charges to maintenance expense the costs of repairs and renewal of items determined to be less than units of property.

The Company amortized that portion of its investment in FGT and other subsidiaries which is in excess of historical cost (acquisition adjustment) on a straight-line basis at an annual composite rate of 1.6 percent based upon the estimated remaining useful life of the pipeline system.

FGT has provided for depreciation of assets net of estimated salvage value, on a straight-line basis, at an annual composite rate of 2.78 percent, 2.56 percent and 1.74 percent for the years ended December 31, 2006, 2005 and 2004, respectively. The increase was due to higher depreciation reflecting the settlement of FGT’s rate case effective April 1, 2005.

The recognition of an allowance for funds used during construction (AFUDC) is a utility accounting practice calculated under guidelines prescribed by the FERC and capitalized as part of the cost of utility plant. It represents the cost of servicing the capital invested in construction work-in-progress. AFUDC has been segregated into two component parts — borrowed funds and equity funds. The allowance for borrowed and equity funds used during construction, including related gross up, totaled $3.4 million, $1.4 million and $1.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. AFUDC borrowed is included in Interest Expense and AFUDC equity is included in Other Income in the accompanying statements of income.

The Company applies the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations to record a liability for the estimated removal costs of assets where there is a legal obligation associated with

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

removal. Under this standard, the liability is recorded at its fair value, with a corresponding asset that is depreciated over the remaining useful life of the long-lived asset to which the liability relates. An ongoing expense will also be recognized for changes in the value of the liability as a result of the passage of time.

FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN No. 47) issued by the FASB in March 2005 clarifies that the term “conditional asset retirement obligation” as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation (ARO) when incurred, if the fair value of the liability can be reasonably estimated. FIN No. 47 provides guidance for assessing whether sufficient information is available to record an estimate. This interpretation was effective for the Company beginning on December 31, 2005. Upon adoption of FIN No. 47, FGT recorded an increase in plant in service and a liability for an ARO of $0.5 million. This new asset and liability related to obligations associated with the removal and disposal of asbestos and asbestos containing materials on FGT’s pipeline system. The ARO asset at December 31, 2006 had a net book value of $0.5 million.

The table below provides a reconciliation of the carrying amount of the ARO liability for the period indicated.

	Year Ended	Year Ended
	December 31,	December 31,
	2006	2005
	(In thousands)

Beginning balance	$493	$—
Incurred	—	493
Settled	(36)	—
Accretion Expense	24	—

Ending balance	$481	$493

The Company applies the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets to account for asset impairments. Under this standard, an asset is evaluated for impairment when events or circumstances indicate that a long-lived asset’s carrying value may not be recovered. These events include market declines, changes in the manner in which an asset was intended to be used, decisions to sell an asset, and adverse changes in the legal or business environment such as adverse actions by regulators.

Gas Imbalances — Gas imbalances occur as a result of differences in volumes of gas received and delivered by a pipeline system. These imbalances due to or from shippers and operators are valued at an appropriate index price. Imbalances are settled in cash or made up in-kind subject to terms of FGT’s tariff, and generally do not impact earnings.

Environmental Expenditures — Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future generation, are expensed. Environmental expenditures relating to current or future revenues are expensed or capitalized as appropriate based on the nature of the cost incurred. Liabilities are recorded when environmental assessments and/or clean ups are probable and the cost can be reasonably estimated (Note 13).

Cash and Cash Equivalents — Cash equivalents consist of highly liquid investments with original maturities of three months or less. The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of these investments.

Materials and Supplies — Materials and supplies are valued at the lower of cost or market value. Materials transferred out of warehouses are priced at average cost.

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fuel Tracker — A liability is recorded for net volumes of gas owed to customers collectively. Whenever fuel is due from customers from prior under recovery based on contractual and specific tariff provisions an asset is recorded. Gas owed to or from customers is valued at market. Changes in the balances have no effect on the consolidated income of the Company.

Income Taxes (Note 5) — The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 provides for an asset and liability approach to accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

Accounts Receivable — The Company establishes an allowance for doubtful accounts on accounts receivable based on the expected ultimate recovery of these receivables. The Company considers many factors including historical customer collection experience, general and specific economic trends and known specific issues related to individual customers, sectors and transactions that might impact collectibility. Unrecovered accounts receivable charged against the allowance for doubtful accounts were $0.3 million, $0.0 million and $0.0 million in the years ended December 31, 2006, 2005 and 2004, respectively.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Principles

Accounting Principles Recently Adopted

FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”:  Issued by the FASB in September 2006, the Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The recognition and disclosure provisions of the Statement, which is effective for fiscal years ending after December 15, 2006, was adopted by the Company effective December 31, 2006. The measurement provisions of the Statement are effective for fiscal years ending after December 15, 2008. (Note 6)

SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB No. 108).  In September 2006, the SEC provided guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes a dual approach that requires quantification of financial statement errors based on the effects of the error on each of the company’s financial statements and the related financial statement disclosures. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not materially impact the Company’s consolidated financial statements.

Accounting Principles Not Yet Adopted

FIN 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109” (FIN 48 or the Interpretation):  Issued by the Financial Accounting Standards Board (FASB) in July 2006, this Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition and measurement threshold attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has evaluated this guidance and does not believe its consolidated financial statements will be materially impacted.

FASB Statement No. 157, “Fair Value Measurements” (FASB Statement No. 157 or the Statement):  Issued by the FASB in September 2006, this Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Where applicable, this Statement simplifies and codifies related guidance within generally accepted accounting principles. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of this Statement on its consolidated financial statements.

(3)	Long Term Debt

The table below sets forth the long-term debt of the Company as of the dates indicated.

	Years	December 31, 2006		December 31, 2005
	Due	Book Value	Fair Value	Book Value	Fair Value
		(In thousands)

Citrus
8.490% Senior Notes	2007-2009	$90,000	$95,011	$90,000	$95,624
FGT
9.750% Senior B Notes	1999-2008	13,000	13,663	19,500	20,139
10.110% Senior C Notes	2009-2013	70,000	82,773	70,000	85,513
9.190% Senior Notes	2005-2024	135,000	167,004	142,500	182,012
7.625% Senior Notes	2010	325,000	348,137	325,000	353,940
7.000% Senior Notes	2012	250,000	271,893	250,000	275,737
Revolving Credit Agreement	2007	40,000	40,000	42,000	42,000

Total debt outstanding		923,000	$1,018,481	939,000	$1,054,965

Unamortized Debt Discount and Swap Loss		(2,118)		(2,645)

Total debt		920,882		936,355
Current portion of long-term debt		(84,000)		(14,000)

Total long-term debt		$836,882		$922,355

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Annual maturities of long-term debt outstanding as of the date indicated were as follows:

December 31,
Year	2006
(In thousands)

2007	$84,000
2008	44,000
2009	51,500
2010	346,500
2011	21,500
Thereafter	375,500

$923,000

On August 13, 2004 FGT entered into a Revolving Credit Agreement (“2004 Revolver”) with an initial commitment level of $50.0 million. Effective November 15, 2004 the commitment level was increased by $125.0 million to $175.0 million. Since that time, FGT has routinely utilized the 2004 Revolver to fund working capital needs. On December 31, 2006 and 2005 the amounts drawn under the 2004 Revolver were $40.0 million and $42.0 million, respectively, with a weighted average interest rate of 6.08 percent and 5.11 percent (based on LIBOR plus 0.70 percent), respectively. Additionally, a commitment fee of 0.15 percent is payable quarterly on the unused commitment balance. The debt issuance costs accumulated for the 2004 Revolver at December 31, 2006 and 2005 were $0.2 million and $0.4 million, respectively. The Revolving Credit Agreement will terminate in August 2007. It is anticipated that a new revolving credit agreement will be entered into with similar terms and purpose, but there can be no assurance that management will be successful in renegotiating the revolving credit agreement.

The book value of the 2004 Revolver approximates its market value given the variable rate of interest. Estimated fair value amounts of other long-term debt were obtained from independent parties, and are based upon market quotations of similar debt at interest rates currently available. Judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates determined as of December 31, 2006 and 2005 are not necessarily indicative of the amounts the Company could have realized in current market exchanges.

The agreements relating to FGT’s debt include, among other things, restrictions as to the payment of dividends and maintaining certain restrictive financial covenants, including a required ratio of consolidated funded debt to total capitalization. As of December 31, 2006 and 2005, FGT was in compliance with both affirmative and restrictive covenants of the note agreements.

Under the terms of its debt agreements, FGT may incur additional debt to refinance maturing obligations if the refinancing does not increase aggregate indebtedness, and thereafter, if Citrus’ and FGT’s consolidated debt does not exceed specific debt to total capitalization ratios, as defined in certain debt instruments. Incurrence of additional indebtedness to refinance the current maturities would not result in a debt to capitalization ratio exceeding these limits.

All of the debt obligations of Citrus and FGT have events of default that contain commonly used cross-default provisions. An event of default by either Citrus or FGT on any of their borrowed money obligations, in excess of certain thresholds which is not cured within defined grace periods, would cause the other debt obligations of Citrus and FGT to be accelerated.

Management believes that cash flow from operations and its ability to refinance its existing revolver provides the Company adequate liquidity to meet its working capital needs through December 31, 2007. Should the Company not be successful in its refinancing efforts, the Company would implement alternative plans that include obtaining other liquidity sources, including new borrowings from third parties, deferring certain capital spending and deferring dividends to its partners. While the Company believes that it could successfully complete the alternative plans, if necessary, there can be no assurance the Company would be successful in its implementation of such plans.

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)	Derivative Instruments

The Company determined that its gas purchase contracts for resale and related gas sales contracts were derivative instruments and recorded these at fair value as price risk management assets and liabilities under SFAS No. 133, as amended. The valuation was calculated using a discount rate adjusted for the Company’s borrowing premium of 250 basis points, which created an implied reserve for credit and other related risks. The Company estimated the fair value of all derivative instruments based on quoted market prices, current market conditions, estimates obtained from third-party brokers or dealers, or amounts derived using internal valuation models. The Company performed a quarterly revaluation on the carrying balances that were reflected in current earnings. The impact to earnings from revaluation, mostly due to price fluctuations, was a loss of $11.0 million for the year ended December 31, 2004 and was included in Other Expenses. During the fourth quarter of 2004 the Company sold its remaining derivative contract without a material impact on the consolidated statements of income.

Trading ceased all trading activities effective the fourth quarter of 1997. It subsequently sold its remaining contracts and no longer has any gas purchase or gas sale contracts.

(5)	Income Taxes

The principal components of the Company’s net deferred income tax liabilities as of the dates indicated were as follows:

	December 31,	December 31,
	2006	2005
	(In thousands)

Deferred income tax asset
Regulatory and other reserves	$8,595	$8,841
Other	—	176

	8,595	9,017

Deferred income tax liabilities
Depreciation and amortization	742,566	728,444
Deferred charges and other assets	27,981	27,972
Regulatory costs	9,298	4,901
Other	6,154	6,475

	785,999	767,792

Net deferred income tax liabilities	$777,404	$758,775

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total income tax expense for the periods indicated was as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004
	(In thousands)

Current Tax Provision
Federal	$52,135	$53,526	$7,561
State	5,196	8,820	1,965

	57,331	62,346	9,526

Deferred Tax Provision
Federal	15,863	11,079	60,808
State	2,766	1,661	8,886

	18,629	12,740	69,694

Total income tax expense	$75,960	$75,086	$79,220

The differences between taxes computed at the U.S. federal statutory rate of 35 percent and the Company’s effective tax rate for the periods indicated are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004
	(In thousands)

Statutory federal income tax provision	$70,712	$69,661	$72,122
State income taxes, net of federal benefit	5,176	6,813	7,053
Other	72	(1,388)	45

Income tax expense	$75,960	$75,086	$79,220

Effective Tax Rate	37.6%	37.7%	38.4%

The Company had an alternative minimum tax (AMT) credit of $8.8 million which was used to offset regular income taxes payable in 2005. The AMT credit had an indefinite carry-forward period. For financial statement purposes, the Company had recognized the benefit of the AMT credit carry-forward as a reduction of deferred tax liabilities. The credit was fully utilized in 2005.

The Company files a consolidated federal income tax return separate from that of its parents.

(6)	Employee Benefit Plans

The employees of the Company were covered under Enron’s employee benefit plans until November 2004.

Certain retirees of FGT were covered under a deferred compensation plan managed and funded by Enron subsidiaries, one previously sold and the other now in bankruptcy. This matter has been included as part of the claim filed by FGT against Enron and another affiliated bankrupt company. FGT and Enron agreed in principle to a settlement, resulting in an allowed claim by FGT of approximately $3.4 million against Enron for the deferred compensation plan. Documents were approved by the bankruptcy court in May 2005. As a result of this settlement FGT assumed a deferred compensation plan liability of $1.8 million, which was recorded in 2004. The balances at December 31, 2006 and 2005 were $1.4 million and $1.8 million, respectively, and were reported in Other Current Liabilities ($0.3 million and $0.4 million, respectively) and in Other Deferred Credits ($1.1 million and $1.4 million, respectively) (Note 12). The anticipated proceeds from Enron for the bankruptcy claim described above were $0.5 million and were recorded as a long term

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

receivable at December 31, 2004. In 2005 FGT assigned its claim to a third party and in June 2005 a payment of $0.8 million was received and recorded against the receivable. The excess $0.3 million was recorded as Other Income in the year ended December 31, 2005 (Note 8).

Enron maintained a pension plan that was a noncontributory defined benefit plan, the Enron Corp. Cash Balance Plan (the Cash Balance Plan), covering certain Enron employees in the United States and certain employees in foreign countries. The basic benefit accrual was 5 percent of eligible annual base pay. Pension expense charged to the Company by Enron was $0.3 million for the year ended December 31, 2004. This excludes the Cash Balance termination amount discussed below.

In 2003 the Company recognized its portion of the expected Cash Balance Plan settlement by recording a $9.6 million current liability, which was cash settled in 2005 (Note 8), and a charge to operating expense. In 2004, with the settlement of the rate case (Note 9), FGT recognized a regulatory asset for its portion, $9.3 million, with a reduction to operating expense. Per the rate case settlement FGT will amortize, over five years retroactive to April 1, 2004, its allocated share of costs to fully fund and terminate the Cash Balance Plan. Amortization recorded was $1.8 million, $1.9 million and $1.4 million for the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006 and 2005 the remaining regulatory asset balance was $4.2 million and $6.0 million, respectively (Note 11). Based on the current status of the Cash Balance Plan termination cost and the amount expected to be allocated to the Company as its proportionate share of the plan’s termination liability, the Company continues to believe its accruals related to this matter are adequate. Although there can be no assurance that amounts ultimately allocated to and paid by the Company will not be materially different, we do not believe that the ultimate resolution of these matters will have a materially adverse effect on the Company’s consolidated financial position or cash flows, but it could have significant impact on the results of operations in future periods.

Effective November 1, 2004 all employees of the Company were transferred to an affiliated entity, CrossCountry Energy Services, LLC (CCES) and during November 2004, employee insurance coverage migrated (without lapse) from Enron plans to new CCES welfare and benefit plans. Effective March 1, 2005 essentially all such employees were transferred to FGT and became eligible at that time to participate in employee welfare and benefit plan adopted by FGT.

Effective March 1, 2005 FGT adopted the Florida Gas Transmission Company 401(k) Savings Plan (the Plan). All employees of FGT are eligible to participate and, within one Plan, may contribute up to 50 percent of pre-tax compensation, subject to IRS limitations. This Plan allows additional “catch-up” contributions by participants over age 50, and allows FGT to make discretionary profit sharing contributions for the benefit of all participants. FGT matches 50 percent of participant contributions under this Plan up to a maximum of 4% of eligible compensation. Participants vest in such matching and any profit sharing contributions at the rate of 20 percent per year, except that participants with five years of service at the date of adoption of the Plan were immediately vested. Administrative costs of the Plan and certain asset management fees are paid from Plan assets. FGT’s expensed its contribution of $0.4 million and $0.3 million for the years ended December 31, 2006 and 2005, respectively.

Other Post — Employment Benefits

Prior to December 1, 2004 FGT was a participating employer in the Enron Gas Pipelines Employee Benefit Trust (the Trust), a voluntary employees’ beneficiary association (VEBA) under Section 501(c)(9) of the Internal Revenue Code of 1986, as amended (Tax Code), which provided certain post-retirement medical, life insurance and dental benefits to employees of FGT and certain other Enron affiliates pursuant to the Enron Corp. Medical Plan and the Enron Corp. Medical Plan for Inactive Participants. Enron has made the determination that it will partition the Trust and distribute the assets and liabilities of the Trust among the participating employers of the Trust on a pro rata basis according to the contributions and liabilities associated with each participating employer. The Trust Committee has final approval on allocation methodology for the

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Trust assets. Enron filed a motion in the Enron bankruptcy proceedings on July 22, 2003 which was stayed and then refiled and amended on June 17, 2005 and again refiled and amended on December 1, 2006 which provides that each participating employer expressly assumes liability for its allocable portion of retiree benefits and releases Enron from any liability with respect to the Trust in order to receive the assets of the Trust. On June 7, 2005 a class action suit captioned Lou Geiler et al v. Robert W. Jones, et al., was filed in United States District Court for the District of Nebraska by, among others, former employees of Northern Natural Gas Company (Northern) on behalf of the participants in the Northern Medical and Dental Plan for Retirees and Surviving Spouses against former and present members of the Trust Committee, the Trustee and the participating employers of the Trust, including FGT, claiming the Trust Committee and the Trustee have violated their fiduciary duties under ERISA and seeking a declaration from the Court binding on all participating employers of an accounting and distribution of the assets held in the Trust and a complete and accurate listing of the individuals properly allocated to Northern from the Enron Plan. On the same date essentially the same group filed a motion in the Enron bankruptcy proceedings to strike the Enron motion from further consideration. On February 6, 2006 the Nebraska action was dismissed. The plaintiffs filed an appeal of the dismissal on March 8, 2006. An agreement was reached on the conditions of the partition of the Trust among the VEBA participating employers, Enron and the Trust Committee and approved by the Enron bankruptcy court on December 21, 2006. As a result the Nebraska action appeal was dismissed on January 25, 2007.

The net periodic post-retirement benefit cost charged to the Company by Enron was $0.6 million for the year ended December 31, 2004. Substantially all of this amount relates to FGT and was recovered through rates.

During the period December 1, 2004 through February 28, 2005, following FGT’s November 17, 2004 acquisition by CCE Holdings, coverage to eligible employees and their eligible dependents was provided by CrossCountry Energy Retiree Health Plan, which provides only medical benefits. FGT continues to provide certain retiree benefits through employer contributions to a qualified contribution plan, with the amounts generally varying based on age and years of service.

Effective March 1, 2005 such benefits are provided under an identical plan sponsored by FGT as a single employer post-retirement benefit plan.

With regard to its sponsored plan, FGT has entered into a VEBA trust (the “VEBA Trust”) agreement with JPMorgan Chase Bank Trust Company as a trustee. The VEBA Trust has established or adopted plans to provide certain post-retirement life, health, accident and other benefits. The VEBA Trust is a voluntary employees’ beneficiary association under Section 501(c)(9) of the Tax Code, which provides benefits to employees of the Company. FGT contributed $1.2 million and $1.5 million to the VEBA Trust for the years ended December 31, 2006 and 2005, respectively. Upon settlement of the Trust, any distribution of assets FGT receives from the Trust, estimated to be approximately $6.3 million per the Enron filing described above will be contributed to the VEBA Trust.

Prior to 2005, FGT’s general policy was to fund accrued post-retirement health care costs as allocated by Enron. As a result of FGT’s change in 2005 from a participant in a multi employer plan to a single employer plan, FGT now accounts for its OPEB liability and expense on an actuarial basis, recording its health and life benefit costs over the active service period of employees to the date of full eligibility for the benefits. At December 31, 2005 FGT recognized its OPEB liability by recording a deferred credit of $2.2 million (Note 12) and a corresponding regulatory asset of $2.2 million (Note 11).

The Company has postretirement health care plans which cover substantially all employees. The health care plans generally provide for cost sharing in the form of retiree contributions, deductibles, and coinsurance between the Company and its retirees, and a fixed cost cap on the amount the Company pays annually to provide future retiree health care coverage under certain of these plans.

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement No. 158. Statement No. 158 requires employers to recognize in their balance sheets the overfunded or underfunded status of defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. Employers must recognize the change in the funded status of the plan in the year in which the change occurs through Accumulated other comprehensive income in stockholder’s equity. Effective for years beginning after December 15, 2008 (with early adoption permitted), Statement No. 158 also requires plan assets and benefit obligations to be measured as of the employers’ balance sheet date. The Company has not yet adopted the measurement provisions of Statement No. 158.

Prior to adoption of the recognition provisions of Statement No. 158, the Company accounted for its defined benefit postretirement plans under Statement No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” Statement No. 106 required that the liability recorded should represent the actuarial present value of all future benefits attributable to an employee’s service rendered to date. Under Statement No. 106, changes in the funded status were not immediately recognized; rather they were deferred and recognized ratably over future periods. Upon adoption of the recognition provisions of Statement No. 158, the Company recognized the amounts of these prior changes in the funded status of its postretirement benefit plans. The Company’s plan is in an overfunded position as of December 31, 2006. As the plan assets are derived through rates charged to customers, under Statement No. 71, to the extent the Company has collected amounts in excess of what is required to fund the plan, the Company has an obligation to refund the excess amounts to customers through rates. As such, the Company recorded the previously unrecognized changes in the funded status (i.e., actuarial gains) as a regulatory liability and not as an adjustment to accumulated other comprehensive income.

The following table summarizes the impact of adopting Statement No. 158 on the Company’s postretirement plan reported in the Consolidated Balance Sheet at December 31, 2006:

		SFAS 158
	Pre-SFAS	Adoption	Post-SFAS
	158	Adjustment	158
	(In thousands)

Prepaid postretirement benefit cost (non-current) (Note 11)	$(721)	$3,423	$2,702
Regulatory asset	1,951	(1,951)	—
Regulatory liability	—	(1,472)	(1,472)

The adoption of SFAS No. 158 had no effect on the Consolidated Statement of Operations for the year ended December 31, 2006, or for any prior period presented, does not affect any financial covenants, and will not affect the Company’s operating results in future periods.

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Postretirement benefit liabilities are accrued on an actuarial basis during the years an employee provides services. The following table represents a reconciliation of FGT’s OPEB plan for the periods indicated.

	Year Ended	Year Ended
	December 31,	December 31,
	2006	2005
	(In thousands)

Change in Benefit Obligation
Benefit obligation at the beginning of period(1)	$6,665	$9,872
Service cost	46	71
Interest cost	312	490
Actuarial gain	(691)	(3,522)
Retiree premiums	427	757
Benefits paid	(964)	(1,003)

Benefit obligation at end of year	5,795	6,665

Change in Plan Assets
Fair value of plan assets at the beginning of period(1)(2)	7,840	6,240
Return on plan assets	(37)	352
Employer contributions	1,231	1,494
Retiree premiums	427	757
Benefits paid	(964)	(1,003)

Fair value of plan assets at end of year	8,497	7,840

Funded Status
Funded status at the end of the year	$2,702	$1,175

Unrecognized net actuarial gain		(3,348)

Net liability recognized		$(2,173)

Amount recognized in the Consolidated Balance Sheet
Regulatory assets (Note 11)	$—	$2,173
Other assets — other (Note 11)	2,702	—
Regulatory liability (Note 12)	(1,472)
Deferred credits — other (Note 12)	—	(2,173)

Net asset (liability) recognized	$1,230	$—

(1)	For the purpose of this reconciliation, the plan adoption date is considered to be the same as the beginning period, January 1, 2005.

(2)	Plan assets at December 31, 2006 and 2005 include the amount of assets expected to be received from the Enron Trust of $6.3 million.

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted-average assumptions used to determine FGT’s benefit obligations for the periods indicated were as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2006	2005

Discount rate	5.68%	5.50%
Health care cost trend rates	11.00%	12.00%
	graded to 4.85%	graded to 4.65%
	by 2013	by 2012

FGT’s net periodic (benefit) costs for the periods indicated consisted of the following:

	Year Ended	Year Ended
	December 31,	December 31,
	2006	2005
	(In thousands)

Service cost	$46	$71
Interest cost	312	490
Expected return on plan assets	(402)	(352)
Recognized actuarial gain	(223)	(174)

Net periodic (benefit) cost	$(267)	$35

The weighted-average assumptions used to determine FGT’s net periodic benefit costs for the periods indicated were as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2006	2005

Discount rate	5.50%	5.75%
Rate of compensation increase	N/A	N/A
Expected long-term return on plan assets	5.00%	5.00%
Health care cost trend rates	12.00%	12.00%
	graded to 4.65%	graded to 4.75%
	by 2012	by 2012

FGT employs a building block approach in determining the expected long-term rate on return on plan assets. Historical markets are studied and long-term historical relationships between equities and fixed-income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonability and appropriateness.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One	One
	Percentage	Percentage
	Point	Point
	Increase	Decrease
	(In thousands)

Effect on total service and interest cost components	$14	$(13)
Effect on postretirement benefit obligation	$274	$(245)

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Discount Rate Selection — The discount rate for each measurement date is selected via a benchmark approach that reflects comparative changes in the Moody’s Long Term Corporate Bond Yield for AA Bond ratings with maturities 20 years and above and the Citigroup Pension Liability Index Discount Rate.

The result is compared for consistency with the single rate determined by projecting the aggregate employer provided benefit cash flows from each plan for each future year, discounting such projected cash flows using annual spot yield rates published as the Citigroup Pension Discount Curve on the Society of Actuaries website for each measurement date and determining the single discount rate that produces the same discounted value. The result is rounded to the nearest multiple of 25 basis points.

Plan Asset Information — The plan assets shall be invested in accordance with sound investment practices that emphasize long-term investment fundamentals. An investment objective of income and growth for the plan has been adopted. This investment objective: (i) is a risk-averse balanced approach that emphasizes a stable and substantial source of current income and some capital appreciation over the long-term; (ii) implies a willingness to risk some declines in value over the short-term, so long as the plan is positioned to generate current income and exhibits some capital appreciation; (iii) is expected to earn long-term returns sufficient to keep pace with the rate of inflation over most market cycles (net of spending and investment and administrative expenses), but may lag inflation in some environments; (iv) diversifies the plan in order to provide opportunities for long-term growth and to reduce the potential for large losses that could occur from holding concentrated positions; and (iv) recognizes that investment results over the long-term may lag those of a typical balanced portfolio since a typical balanced portfolio tends to be more aggressively invested. Nevertheless, this plan is expected to earn a long-term return that compares favorably to appropriate market indices.

It is expected that these objectives can be obtained through a well-diversified portfolio structure in a manner consistent with the investment policy.

FGT’s OPEB weighted-average asset allocation by asset category for the $2.0 million and $1.2 million of assets actually in the VEBA Trust at December 31, 2006 and 2005, respectively, was as follows:

	December 31,	December 31,
	2006	2005

Equity securities	0%	0%
Debt securities	0%	0%
Cash and cash equivalents	100%	100%

Total	100%	100%

Based on the postretirement plan objectives, asset allocations should be maintained as follows: equity of 25 percent to 35 percent, fixed income of 65 percent to 75 percent, and cash and cash equivalents of 0 percent to ten 10 percent.

The above referenced asset allocations for postretirement benefits are based upon guidelines established by FGT’s Investment Policy and is monitored by the Investment Committee of the board of directors in conjunction with an external investment advisor. On occasion, the asset allocations may fluctuate versus these guidelines as a result of administrative oversight by the Investment Committee.

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FGT expects to contribute approximately $0.5 million to its post-retirement benefit plan net of Medicare Part D subsidies in 2007. The estimated benefit payments, which reflect expected future service, as appropriate, that are projected to be paid are as follows:

	Expected Benefits	Payments
	Before Effect of	Medicare
Years	Medicare Part D	Part D	Net
	(In thousands)

2007	$539	$89	$450
2008	583	93	490
2009	615	95	520
2010	622	96	526
2011	621	95	526
2012 — 2016	2,961	426	2,535

(7)	Major Customers and Concentration of Credit Risk

Revenues from individual third party and affiliate customers exceeding 10 percent of total revenues for the periods indicated were approximately as listed below, and in total represented 58%, 54% and 50% of total revenue, respectively.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004
	(In thousands)

Florida Power & Light Company	$200,592	$181,486	$189,500
Teco Energy, Inc.	$80,192	$76,059	$68,971

The Company had the following transportation receivables from these customers at the dates indicated:

	December 31,	December 31,
	2006	2005
	(In thousands)

Florida Power & Light Company	$15,065	$15,153
Teco Energy, Inc.	$6,161	$5,365

The Company has a concentration of customers in the electric and gas utility industries. These concentrations of customers may impact the Company’s overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic or other conditions. Credit losses incurred on receivables in these industries compare favorably to losses experienced in the Company’s receivable portfolio as a whole. The Company also has a concentration of customers located in the southeastern United States, primarily within the state of Florida. Receivables are generally not collateralized. From time to time, specifically identified customers having perceived credit risk are required to provide prepayments, deposits, or other forms of security to the Company. FGT sought additional assurances from customers due to credit concerns, and had customer deposits totaling $1.6 million and $1.2 million, and prepayments of $0.2 million and $0.5 million at December 31, 2006 and 2005, respectively. The Company’s Management believes that the portfolio of FGT’s receivables, which includes regulated electric utilities, regulated local distribution companies, and municipalities, is of minimal credit risk.

(8)	Related Party Transactions

In December 2001 Enron and certain of its subsidiaries filed voluntary petitions for Chapter 11 reorganization with the U.S. Bankruptcy court. At December 31, 2004 FGT and Trading had aggregate outstanding claims with the Bankruptcy Court against Enron and affiliated bankrupt companies of

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$220.6 million. Of these claims, FGT and Trading filed claims totaling $68.1 and $152.5 million, respectively. FGT and Trading claims pertaining to contracts rejected by ENA were $21.4 and $152.3 million, respectively. In March 2005, ENA filed objections to Trading’s claim. In September 2006 the judge issued an order rejecting certain of Trading’s arguments and ruling that a contract under which ENA had an in the money position against Trading may be offset against a related contract under which Trading had an in the money position against ENA. The result of the order is a reduction in the allowable amount of Trading’s initial claim to $22.7 million. The parties have reached a settlement in principle on the matter which is awaiting a hearing with the Bankruptcy Court for approval (Note 15).

FGT’s claims against ENA on transportation contracts were reduced by approximately $21.2 million when a third party took assignment of ENA’s transportation contracts. In 2004 FGT settled the amount of all of its claims (including the deferred compensation retiree claim (Note 6)) against Enron and a subsidiary debtor. Total allowed claims (including debtor set-offs) were $13.3 million. After approval of the settlement by the Bankruptcy Court, in June 2005 FGT sold its claims, received $3.4 million and recorded Other Income of $0.9 million.

FGT had a construction reimbursement agreement with ENA under which amounts owed to FGT were delinquent. These obligations totaled approximately $7.4 million and were included in FGT’s filed bankruptcy claims. These receivables were fully reserved by FGT prior to 2003. Under the Settlement filed by FGT on August 13, 2004 and approved by the FERC on December 21, 2004 FGT will recover the under-recovery on this obligation by rolling in the costs of the facilities constructed, less the recovery from ENA, in its tariff rates (see Note 9). As part of the June 2005 sale of its claims, FGT received $2.1 million for this part of the claim.

The Company provided natural gas sales and transportation services to El Paso affiliates at rates equal to rates charged to non-affiliated customers in the same class of service. Revenues related to these transportation services were approximately $1.0 million, $4.5 million and $3.7 million in the years ended December 31, 2006, 2005 and 2004, respectively. The Company’s gas sales were immaterial in the years ended December 31, 2006, 2005 and 2004. The Company also purchased gas from affiliates of Enron of approximately $0.0 million, $0.0 million and $5.8 million, and from affiliates of El Paso of approximately $0.0 million, $0.0 million and $19.5 million in the years ended December 31, 2006, 2005 and 2004, respectively. FGT also purchased transportation services from Southern in connection with its Phase III Expansion completed in early 1995. FGT contracted for firm capacity of 100,000 Mcf/day on Southern’s system for a primary term of 10 years, to be continued for successive terms of one year each thereafter unless cancelled by either party, by giving 180 days notice to the other party prior to the end of the primary term or any yearly extension thereof. The amount expensed for these services totaled $6.6 million, $6.3 million and $6.5 million in the years ended December 31, 2006, 2005 and 2004, respectively.

FGT entered into a 20-year compression service agreement with Enron Compression Services Company (ECS) in March 2000, as amended, service under which commenced on April 1, 2002. This agreement required FGT to pay ECS to provide electric horsepower capacity and related horsepower hours to be used to operate an electric compressor unit within Compressor Station No. 13A. Amounts paid to ECS in the year ended December 31, 2004 totaled $2.4 million. Under related agreements, ECS was required to pay FGT an annual lease fee and a monthly operating and maintenance fee to operate and maintain the facilities. Amounts received from ECS in the year ended December 31, 2004 for these services totaled $0.4 million. A Netting Agreement, effective November 1, 2002, was executed with ECS, providing for the netting of payments due under each of the O&M, lease, and compression service agreements with ECS. Effective December 1, 2004, ECS assigned all of its interest in the compression services and related agreements to Paragon ECS Holdings, LLC, a non-affiliated entity.

Related to Enron’s bankruptcy, the Bankruptcy Court authorized an overhead expense allocation methodology on November 25, 2002. In compliance with the authorization, recipient companies subject to

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

regulation and rate base constraints may limit amounts remitted to Enron to an amount equivalent to 2001, plus quantifiable adjustments. The Company invoked this regulation and rate base constraint limitation in the calculation of expenses accrued for January 1 through March 31, 2004. Effective April 1, 2004 services previously provided by bankrupt Enron affiliates to the Company pursuant to the allocation methodology ordered by the Bankruptcy Court were covered and charged under the terms of the Transition Services Agreement / Transition Supplemental Services Agreement (TSA/TSSA). This agreement between Enron and CrossCountry was administered by CrossCountry Energy Services, LLC (CCES), a subsidiary of CCE Holdings, which allocated to the Company its share of total costs. Effective November 17, 2004 an Amended TSA/TSSA agreement was put into effect. This agreement expired on July 31, 2005. The total costs are not materially different from those previously charged. The Company expensed administrative expenses from Enron and affiliated service companies of approximately $8.4 million, including insurance cost of approximately $6.7 million in the year ended December 31, 2004. The amount expensed for the seven months period ended July 31, 2005 was approximately $1.5 million.

On November 5, 2004, CCE Holdings entered into an Administrative Services Agreement (ASA) with SU Pipeline Management LP (Manager), a Delaware limited partnership and a wholly-owned subsidiary of Southern Union. Pursuant to the ASA, Manager was responsible for the operations and administrative functions of the enterprise, CCE Holdings and Manager shared certain operations of Manager and its affiliates, and CCE Holdings was obligated to bear its share of costs of the Manager and its affiliates. Costs are allocated by Manager and its affiliates to the operating subsidiaries and investees, based on relevant criteria, including time spent, miles of pipe, total assets, labor allocations, or other appropriate methods. The Manager provided services to CCE Holdings from November 17, 2004 to December 1, 2006. Following the closing of the Redemption Agreement on December 1, 2006, services continue to be provided by Southern Union affiliates to FGT, and costs allocated using allocation methods consistent with past practices.

The Company has related party activities for operational and administrative services performed by CCES, Panhandle Eastern Pipeline Company, LP (a subsidiary of Southern Union) and other related parties, on behalf of the Company, and corporate service charges from Southern Union. Expenses are generally charged based on either actual usage of services or allocated based on estimates of time spent working for the benefit of the various affiliated companies. Amounts expensed by the Company were $20.6 million, $20.2 million and $15.6 million in the years ended December 31, 2006, 2005 and 2004, respectively, and included corporate service charges from Southern Union of $4.0 million, $1.6 million and $0.0 million in the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006 and 2005, the Company had current accounts payable to affiliated companies of $2.8 million and $5.5 million, respectively, relating to these services.

In 2005, the Company paid a subsidiary of CCE Holdings $9.6 million to settle the Cash Balance Plan obligation, which CCE Holdings effectively paid in conjunction with the 2004 acquisition of the Company.

The Company paid cash dividends to its shareholders of $125.4 million, $121.2 million and $140.0 million in the years ended December 31, 2006, 2005, and 2004, respectively.

(9)	Regulatory Matters

On August 13, 2004 FGT filed a Stipulation and Agreement of Settlement (“Rate Case Settlement”) in its Section 4 rate proceeding in Docket No. RP04-12, which established settlement rates and resolved all issues. The settlement rates were approved and became effective on April 1, 2004 for all FGT services and again on April 1, 2005 for Rate Schedule FTS-2 when the basis for rates on FGT’s incremental facilities changed from a levelized cost of service to a traditional cost of service.

On December 15, 2003 the U.S. Department of Transportation issued a Final Rule requiring pipeline operators to develop integrity management programs to comprehensively evaluate their pipelines, and take

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

measures to protect pipeline segments located in what the regulation defines as “high consequence areas” (“HCA”). This rule resulted from the enactment of the Pipeline Safety Improvement Act of 2002, a bill signed into law on December 17, 2002. The rule requires operators to identify HCAs along their pipelines by December 2004 and to have begun baseline integrity assessments, comprised of in-line inspection (smart pigging), hydrostatic testing, or direct assessment, by June 2004. Operators must risk rank their pipeline segments containing HCAs, and must complete assessments on at least 50 percent of the segments using one or more of these methods by December 2007. Assessments will generally be conducted on the higher risk segments first with the balance being completed by December 2012. The costs of utilizing these methods typically range from a few thousand dollars per mile to in excess of $15,000 per mile. In addition, some system modifications will be necessary to accommodate the in-line inspections. While identification and location of all the HCAs has been completed, it is impossible to determine the scope of required remediation activities prior to completion of the assessments and inspections. Therefore, the cost of implementing the requirements of this regulation is impossible to determine at this time. The required modifications and inspections are estimated to be in the range of approximately $16-$20 million per year, inclusive of remediation costs. Pursuant to the August 13, 2004 Rate Case Settlement, FGT has the right to make limited sections 4 filings to recover, via a surcharge during the settlement’s term, depreciation and return on up to approximately $40 million in security, integrity assessment and repair costs, and Florida Turnpike relocation and modification costs. Costs incurred for such projects in service through December 31, 2006 are expected to create a surcharge of $0.02 per MMBtu effective on April 1, 2007.

In June 2005 FERC issued an order Docket No. AI05-1-000 that expands on the accounting guidance in the proposed accounting release issued in November 2004 on mandated pipeline integrity programs. The order interprets the FERC’s existing accounting rules and standardizes classifications of expenditures made by pipelines in connection with an integrity management program. The order is effective for integrity management expenditures incurred on or after January 1, 2006. FGT capitalizes all pipeline assessment costs based on its August 13, 2004 Rate Case Settlement. The Rate Case Settlement contained no reference to the FERC Docket No. AI05-1-000 regarding pipeline assessment costs and provided that the final FERC order approving the Rate Case Settlement constituted final approval of all necessary authorizations to effectuate its provisions. The Rate Case Settlement provisions became effective on March 1, 2005 and new tariff sheets to implement these provisions were filed on March 15, 2005. FERC issued an order accepting the tariff sheets on May 20, 2005. In the year to December 31, 2006, FGT completed and capitalized $6.7 million on pipeline assessment projects, as part of the integrity programs.

On October 5, 2005 FGT filed an application with FERC for the Company’s proposed Phase VII expansion project. The proposed project will expand FGT’s existing pipeline infrastructure in Florida and provide the growing Florida energy market access to additional natural gas supply from the Southern LNG Elba Island liquefied natural gas import terminal near Savannah, Georgia. The Phase VII project calls for FGT to build approximately 33 miles of 36-inch diameter pipeline looping in several segments along an existing right of way and install 9,800 horsepower of compression to be constructed in two phases. The expansion will provide about 160 million cubic feet per day of additional capacity to transport natural gas from a connection with Southern Natural Gas Company’s proposed Cypress Pipeline project in Clay County, Florida. The project’s two phases are expected to be in service in May 2007 and May 2009. The estimated cost of expansion is up to approximately $104 million. The FERC issued an order approving the project on June 15, 2006 and construction commenced on November 6, 2006.

On October 20, 2005, FGT filed an application with FERC for the Company’s State Road 91 Relocation Project. The proposed project will consist of the abandonment of approximately 11.15 miles of 18-inch diameter pipeline and 10.75 miles of 24-inch diameter pipeline in Broward, County Florida. The replacement pipeline will consist of approximately 11.15 miles of 36-inch diameter pipeline. The abandonment and replacement is being performed to accommodate the widening of State Road 91 by the Florida Department of Transportation/Florida Turnpike Enterprise (FDOT/FTE). The estimated cost of the pipeline relocation project

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is estimated at $110.5 million and FGT is seeking recovery of the construction costs from the FDOT/FTE. The FERC issued an order approving the project on May 3, 2006. FGT has requested authorization to commence construction on February 21, 2007.

(10)	Property, Plant and Equipment

The principal components of the Company’s property, plant and equipment at the dates indicated were as follows:

	December 31,	December 31,
	2006	2005
	(In thousands)

Transmission plant	$2,859,920	$2,812,586
General plant	24,970	26,383
Intangible plant	25,726	27,083
Construction work-in-progress	85,746	9,693
Acquisition adjustment	1,252,466	1,252,466

	4,248,828	4,128,211
less: Accumulated depreciation and amortization	(1,304,133)	(1,211,663)

Property, Plant and Equipment, net	$2,944,695	$2,916,548

(11)	Other Assets

The principal components of the Company’s regulatory assets at the dates indicated were as follows:

	December 31,	December 31,
	2006	2005
	(In thousands)

Ramp-up assets, net(1)	$11,928	$12,240
Cash balance plan settlement (Note 6)	4,185	6,047
Other post employment benefits (Note 6)	—	2,173
Environmental non-PCB clean-up cost (Note 13)	1,000	1,000
Other miscellaneous	2,147	2,632

Total Regulatory Assets	$19,260	$24,092

(1)	Ramp-up assets are regulatory assets which FGT was specifically allowed to establish in the FERC certificates authorizing the Phase IV and V Expansion projects.

The principal components of the Company’s other assets at the dates indicated were as follows:

	December 31,	December 31,
	2006	2005
	(In thousands)

Long-term receivables	$71,648	$72,570
Fuel tracker	11,747	—
Other post employment benefits (Note 6)	2,702	—
Other miscellaneous	2,079	2,323

Total Other Assets — other	$88,176	$74,893

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(12)	Deferred Credits

The principal components of the Company’s regulatory liabilities at the dates indicated were as follows:

	December 31,	December 31,
	2006	2005
	(In thousands)

Balancing tools(1)	$12,154	$9,049
Other post employment benefits (Note 6)	1,472	—
Other miscellaneous	630	—

Total Regulatory liabilities	$14,256	$9,049

(1)	Balancing tools are a regulatory method by which FGT recovers the costs of operational balancing of the pipeline’s system. The balance can be a deferred charge or credit, depending on timing, rate changes and operational activities.

The principal components of the Company’s other deferred credits at the dates indicated were as follows:

	December 31,	December 31,
	2006	2005
	(In thousands)

Post construction mitigation costs	$2,073	$2,600
Construction prepayments	—	4,536
Customer deposits (Note 7)	—	1,249
Fuel tracker	—	14,477
Deferred compensation (Note 6)	1,090	1,425
Environmental non-PCB clean-up cost reserve (Note 13)	1,423	1,631
Tax contingency	1,664	2,594
Asset retirement obligation (Note 2)	481	493
Other post employment benefits (Note 6)	—	2,173
Other miscellaneous	1,398	1,892

Total Deferred Credits — other	$8,129	$33,070

(13)	Environmental Reserve

The Company is subject to extensive federal, state and local environmental laws and regulations. These laws and regulations require expenditures in connection with the construction of new facilities, the operation of existing facilities and for remediation at various operating sites. The implementation of the Clean Air Act Amendments resulted in increased operating expenses. These increased operating expenses did not have a material impact on the Company’s consolidated financial statements.

FGT conducts assessment, remediation, and ongoing monitoring of soil and groundwater impact which resulted from its past waste management practices at its Rio Paisano and Station 11 facilities. The anticipated costs over the next five years are: 2007 — $0.2 million, 2008 — $0.3 million, 2009 — $0.1 million, 2010 — $0.2 million and 2011 — $0.3 million. The expenditures thereafter are estimated to be $0.5 million for soil and groundwater remediation. The liability is recognized in other current liabilities and in other deferred credits and in total amounted to $1.6 million and $1.7 million at December 31, 2006 and 2005, respectively. Costs of $0.1 million, $0.8 million and $0.3 million were expensed during the years ended December 31, 2006, 2005 and 2004, respectively. FGT recorded the estimated costs of remediation to be spent after April 1, 2010 of $1.0 million and $1.0 million at December 31, 2006 and 2005, respectively (Note 11), as a regulatory asset based on the probability of recovery in rates in its next rate case.

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Prior to December 31, 2005, no such liability was recognized since it was previously estimated to be less than $1 million, and therefore, considered not to be material. Amounts incurred for environmental assessment and remediation were expensed as incurred.

(14)	Accumulated Other Comprehensive Income

Deferred gains and (losses) in connection with the termination of the following derivative instruments which were previously accounted for as cash flow hedges form part of other comprehensive income. Such amounts are being amortized over the terms of the hedged debt. The table below provides an overview of comprehensive income for the periods indicated.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004
	(In thousands)

Interest rate lock on 7.625% $325 million note due 2010	$1,872	$1,872	$1,872
Interest rate swap loss on 7.0% $250 million note due 2012	1,228	1,228	1,229
Interest rate swap gain on 9.19% $150 million note due 2005-2024	(462)	(462)	(1,654)

	$2,638	$2,638	$1,447

The table below provides an overview of the components in accumulated other comprehensive income at the dates indicated.

	Termination	Amortization	Original	December 31,	December 31,
	Date	Period	Gain/(Loss)	2006	2005
			(In thousands)

Interest rate lock on 7.625% $325 million note due 2010	December 2000	10 years	$(18,724)	$(7,334)	$(9,206)
Interest rate swap loss on 7.0% $250 million note due 2012	July 2002	10 years	(12,280)	(6,807)	(8,035)
Interest rate swap gain on 9.19% $150 million note due 2005-2024	November 1994	20 years	9,236	3,617	4,079

				$(10,524)	$(13,162)

(15)	Commitments and Contingencies

From time to time, in the normal course of business, the Company is involved in litigation, claims or assessments that may result in future economic detriment. Where appropriate, Citrus has made accruals in accordance with FASB Statement No. 5, Accounting for Contingencies, in order to provide for such matters. Management believes the final disposition of these matters will not have a material adverse effect on the Companies results of operations or financial position.

The Florida Department of Transportation, Florida’s Turnpike Enterprise (FDOT/FTE) has various turnpike widening projects in the planning stages that may, over the next ten years, impact one or more of FGT’s mainline pipelines co-located in FDOT/FTE rights-of-way. FGT is currently considering its options relating to the first phase of the turnpike project, which include replacement of approximately 11.3 miles of its existing 18- and 24-inch pipelines located in FDOT/FTE right-of-way in Florida. Estimated cost of such replacement would be $110 million. FGT is also in discussions with the FDOT/FTE related to additional

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

projects that may affect FGT’s 18- and 24-inch pipelines within FDOT/FTE right-of-way. The total miles of pipe that may ultimately be affected by all of the FDOT/FTE widening projects, and any associated relocation and/or right-of-way costs, cannot be determined at this time.

Under certain conditions, existing agreements between FGT and the FDOT/FTE require the FDOT/FTE to provide any new right-of-way needed for relocation of the pipelines and for FGT to pay for rearrangement or relocation costs. Under certain other conditions, FGT may be entitled to reimbursement for the costs associated with relocation, including construction and right-of-way costs. On April 8, 2005, FGT filed a complaint in the Ninth Judicial Circuit, Orange County, Florida seeking a declaratory judgment order finding, among other things, that FGT has a compensable property interest in certain easements and agreements with the FDOT/FTE, and that FGT is entitled to recover: (i) compensation for any of FGT’s right-of-way to be taken, (ii) costs incurred and to be incurred by FGT for relocation of its pipeline in connection with FDOT/FTE’s changes to State Road 91; and (iii) $5.5 million in expenditures related to a prior relocation project (for which an invoice was presented to FDOT/FTE that FDOT/FTE refused to pay). FGT also sought an order declaring that FDOT/FTE has a duty to avoid conflict at FGT facilities when reasonably possible and to provide sufficient rights-of-way to allow FGT to fully operate, relocate and maintain its facilities in a manner contemplated by the agreements or pay compensation for the loss of FGT’s property rights. On August 15, 2006, FGT also filed a motion for temporary injunction seeking to halt construction pending the trial date, which motion was denied by the court on October 11, 2006. On November 2, 2006, FGT filed to dismiss the action without prejudice. On January 25, 2007, FGT filed a complaint against FDOT/FTE in the Seventeenth Judicial Circuit, Broward County, Florida, which seeks relief with respect to three specific sets of FDOT widening projects in Broward County. The complaint seeks damages for breach of easement and relocation agreements for the one set of projects on which construction has already commenced, and injunctive relief as well as damages for the two other sets of projects upon which construction has yet to commence. Should FGT be denied reimbursement by the FDOT/FTE for any possible relocation expenses, such costs are expected to be covered by operating cash flows and additional borrowing. FGT expects to seek rate recovery at FERC for all reasonable and prudent costs incurred in relocating its pipelines to accommodate the FDOT/FTE to the extent not reimbursed by the FDOT/FTE. There can be no assurance that FGT will be successful in obtaining complete reimbursement for any such relocation costs from the FDOT/FTE or from its customers or that the timing of reimbursement will fully compensate FGT for its costs.

FGT and Trading previously filed bankruptcy-related claims against Enron and other affiliated bankrupt companies totaling $220.6 million. Of these claims, FGT and Trading filed claims totaling $68.1 and $152.5 million, respectively. FGT and Enron agreed on the amount of the claim at $13.3 million, and FGT assigned its claims to a third party and received $3.4 million in June 2005. Trading’s claim is for rejection damages on two physical/financial swaps and a gas sales contract, as well as certain delinquent amounts owed pre-petition. In March 2005, Enron North America Corp. (ENA) filed objections to Trading’s claim. In September 2006 the judge issued an order which rejected certain of Trading’s arguments and ruled that a contract under which ENA had an in the money position against Trading may be offset against a related contract under which Trading had an in the money position against ENA. The result of the order is a reduction in the allowable amount of Trading’s initial claim to $22.7 million. The parties have reached a settlement in principle on the amount of the allowed claim which is awaiting a hearing with the Bankruptcy Court for approval.

On March 7, 2003, Trading filed a declaratory order action, involving a contract between it and Duke Energy LNG Sales, Inc. (Duke). Trading requested that the court declare that Duke breached the parties’ natural gas purchase contract by failing to provide sufficient volumes of gas to Trading. The suit sought damages and a judicial determination that Duke had not suffered a “loss of supply” under the parties’ contract, which could, if it continued, have given rise to the right of Duke to terminate the contract at a point in the future. On April 14, 2003, Duke sent Trading a notice that the contract was terminated as of April 16, 2003 (due to Trading’s alleged failure to timely increase the amount of a letter of credit); although it disagreed with

CITRUS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Duke’s position, Trading increased the letter of credit on April 15, 2003. Duke answered and filed a counterclaim, arguing that Trading failed to timely increase the amount of a letter of credit, and that it had breached a “resale restriction” on the gas. Trading disputed that it had breached the agreement, or that any event had given rise to a right to terminate by Duke. On June 2, 2003, Trading notified Duke that, because Duke had defaulted and failed to cure, Trading was terminating the agreement effective as of June 5, 2003. On August 8, 2003, Trading sent its final “termination payment” invoice to Duke in the amount of $187 million, and recorded a receivable of $75 million (subsequently reduced by $6.5 million to $68.5 million to provide for a related settlement, see below). Trading moved for summary judgment and Duke cross-moved on the central issue of whether Duke’s failure to perform was justified under the letter of credit requirements of the agreements. The judge denied the motions from both parties in his ruling dated August 23, 2005 and subsequently ordered the parties to attempt to narrow the scope of the issues to be tried. Pre-trial conferences were held in January 2007, a jury was selected and opening arguments were scheduled. Following the judge’s rulings on certain matters, on January 29, 2007 Citrus reached a settlement with Spectra Energy LNG Sales, Inc, formerly known as Duke Energy LNG Sales, Inc, and its parent company Spectra Energy Corp. (collectively “Spectra”), whereby Spectra agreed to pay $100 million to Citrus. This transaction will result in an approximately $23 million pre-tax ($14 million after-tax) gain realized and subsequently to be recorded in the first quarter 2007.

Prior to the Enron bankruptcy, Enron North America Corp. (ENA) was the principal counterparty to Trading’s gas purchase and sale agreements (including swaps). ENA has rejected these contracts in bankruptcy. A pre-petition gas purchase payable to ENA of $12.4 million was reversed in 2003 when it was determined that the Company had a right of offset against claims for pre-petition receivables. Pursuant to an existing operating agreement which was rejected by ENA in 2003 but under which an El Paso affiliate performed, an affiliate of El Paso was required to buy gas, purchased from a significant third party that exceeded the requirements of Trading’s existing sales contracts. Under this third party contract, gas was purchased primarily at rates based upon an indexed oil price formula. This gas was then sold primarily at market rates. On April 16, 2003 the significant third party supplier terminated the supply contract. Trading then only purchased the requirements to fulfill existing sales contracts from third parties at market rates. As a result of these developments, the cash flow stream was dependent on variable pricing, whereas before Enron’s bankruptcy, the cash flow stream was fixed (under certain swaps). In June 2004 the Company paid $16.2 million and recorded an accrual for a contingent obligation of up to $6.5 million to terminate a gas sales contract with a third-party, resulting in a net gain totaling $19.9 million. The contingent obligation was extinguished with a payment to the third-party on February 6, 2007 of $6.5 million from proceeds resulting from the settlement of the Duke Energy LNG Sales, Inc. (Duke) litigation.

SOUTHERN NATURAL GAS COMPANY

$500,000,000

OFFER TO EXCHANGE
REGISTERED 5.90% Notes Due 2017
FOR
ALL OUTSTANDING 5.90% Notes Due 2017

PROSPECTUS

The Bank of New York Trust Company, N.A.

By Mail/ Hand/ Overnight Delivery:
The Bank of New York Trust Company, N.A.
c/o The Bank of New York
Corporate Trust Operations
Reorganization Unit
101 Barclay Street — 7 East
New York, NY 10286
Attn: Corporate Reorganization Unit

For Assistance Call:
(212) 815-6331
Fax Number:
(212) 298-1915

UNTIL          , 2007, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS’ OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNUSED ALLOTMENTS OR SUBSCRIPTIONS.

, 2007

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, proceedings whether civil, criminal, administrative, or investigative (other than action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s charter, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.

Article Seventh of Southern Natural Gas Company’s amended and restated certificate of incorporation contains a provision similar to that of Section 145 of the DGCL. It also provides that to the full extent that the DGCL, as it now exists or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of Southern Natural Gas Company shall not be liable to Southern Natural Gas Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment, repeal or modification of such Article Seventh shall not adversely affect any right or protection of a director of Southern Natural Gas Company for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal

Article VI, Section 4 of Southern Natural Gas Company’s by-laws requires indemnification to the full extent permitted under Delaware law for any person made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, for expenses actually and reasonably incurred by reason of the fact that such person or such person’s testator or intestate, is or was serving as a director, officer or employee of Southern Natural Gas Company or its predecessor, or is or was serving at the request of Southern Natural Gas Company as a director, officer or employee of another enterprise. Southern Natural Gas Company’s by-laws also provide that in the event that the board of directors or stockholders refuse or fail to provide indemnity, a person may seek indemnity from Southern Natural Gas Company in court and have the court substitute its judgment as to the propriety of indemnity, or determine whether indemnity is proper in the absence of such determination by the board of directors or stockholders.

Article Seventh of Southern Natural Issuing Corporation’s certificate of incorporation requires Southern Natural Issuing Corporation to indemnify its officers and directors to the full extent permitted by the DGCL, as amended from time to time. Article Eighth of its certificate incorporation includes limitation of its directors that is substantially similar to the provision described above for Southern Natural Gas Company.

Southern Natural Issuing Corporation’s by-laws contain provisions substantially similar to the by-law provisions described above for Southern Natural Gas Company.

Certain directors and officers of us are directors, officers and/or employees of El Paso.

Article X of El Paso’s by-laws requires indemnification to the full extent permitted under Delaware law as from time to time in effect. Subject to any restrictions imposed by Delaware law, the by-laws of El Paso provide an unconditional right to indemnification for all expense, liability, and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes, or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by any person in connection with any actual or threatened proceeding by reason of the fact that such person is or was serving as a director or officer of El Paso, such person is or was serving at the request of El Paso as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, including an employee benefit plan. The by-laws of El Paso also provide that El Paso may, by action of its board of directors, provide indemnification to its employees and agents with the same scope and effect as the foregoing indemnification of directors and officers.

El Paso maintains directors’ and officers’ liability insurance which provides for payment, on behalf of the directors and officers of El Paso and its subsidiaries, including us, of certain losses of such persons (other than matters uninsurable under law) arising from claims, including claims arising under the Securities Act, for acts or omissions by such persons while acting as directors or officers of El Paso and/or its subsidiaries, as the case may be.

Item 21.	Exhibit and Financial Statements Index

(a) Exhibits:

Exhibit
Number		Description

3	.A	Restated Certificate of Incorporation dated as of March 7, 2002 (Exhibit 3.A to our 2001 Form 10-K filed with the SEC).
3	.B	By-laws dated as of June 24, 2002. (Exhibit 3.B to our 2002 Form 10-K filed with the SEC).
3	.C**	Certificate of Incorporation of Southern Natural Issuing Corporation.
3	.D**	By-laws of Southern Natural Issuing Corporation.
4	.A	Indenture dated June 1, 1987 between Southern Natural Gas Company and Wilmington Trust Company (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank), as trustee (Exhibit 4.A to our Form 2006 10-K filed with the SEC).
4	.A.1	First Supplemental Indenture dated as of September 30, 1997 between Southern Natural Gas Company and Wilmington Trust Company (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank), as trustee (Exhibit 4.A.1 to our Form 2006 10-K filed with the SEC).
4	.A.2	Second Supplemental Indenture dated as of February 13, 2001 between Southern Natural Gas Company and Wilmington Trust Company (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank), as trustee (Exhibit 4.A.2 to our Form 2006 10-K filed with the SEC).
4	.A.3	Third Supplemental Indenture dated as of March 26, 2007 between Southern Natural Gas Company and The Bank of New York Trust Company, N.A., as trustee (Exhibit 4.A to our Current Report on Form 8-K filed with the SEC on March 28, 2007).
4	.A.4	Fourth Supplemental Indenture dated as of May 4, 2007 among Southern Natural Gas Company, Wilmington Trust Company (solely with respect to certain portions thereof) and The Bank of New York Trust Company, N.A. (Exhibit 4.C to our Form 10-Q filed with the SEC on May 8, 2007).
4	.A.5	Fifth Supplemental Indenture dated as of October 15, 2007 among Southern Natural Gas, Wilmington Trust Company and The Bank of New York Trust Company, N.A. (included as Exhibit 4.A to our Current Report on Form 8-K filed with the SEC on October 16, 2007).
4	.A.6	Form of 5.90% Note due 2017 (included as Exhibit A to Exhibit 4.A of our Current Report on Form 8-K filed with the SEC on March 28, 2007).
4	.B	Indenture dated as of March 5, 2003 between Southern Natural Gas Company and The Bank of New York Trust Company, N.A., successor to The Bank of New York, as Trustee (Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on March 5, 2003).
5	*	Opinion of Bracewell & Giuliani LLP regarding the validity of the securities registered hereby.

Exhibit
Number		Description

8	*	Opinion of Bracewell & Giuliani LLP regarding tax matters.
10	.A	First Tier Receivables Sale Agreement dated October 6, 2006, between Southern Natural Gas Company and SNG Finance Company, L.L.C. (Exhibit 10.A to our Form 8-K filed with the SEC October 13, 2006).
10	.B	Second Tier Receivables Sale Agreement dated October 6, 2006, between SNG Finance Company, L.L.C. and SNG Funding Company, L.L.C. (Exhibit 10.B to Form 8-K filed with the SEC October 13, 2006).
10	.C	Receivables Purchase Agreement dated October 6, 2006, among SNG Funding Company, L.L.C., as Seller, Southern Natural Gas Company, as Servicer, Starbird Funding Corporation, as the initial Conduit Investor and Committed Investor, the other investors from time to time parties thereto, BNP Paribas, New York Branch, as the initial Managing Agent, the other Managing Agents from time to time parties thereto, and BNP Paribas, New York Branch, as Program Agent (Exhibit 10.C to our Form 8-K filed with the SEC October 13, 2006).
10	.C.1	Amendment No. 1, dated as of December 1, 2006, to the Receivables Purchase Agreement dated as of October 6, 2006, among SNG Funding Company, Southern Natural Gas Company, as initial Servicer, Starbird Funding Corporation and the other funding entities from time to time party hereto as Investors, BNP Paribas, New York Branch, and the other financial institutions from time to time party hereto as Managing Agents, and BNP Paribas, New York Branch, as Program Agent (Exhibit 10.C.1 to our Form 2006 10-K filed with the SEC).
10	.D+	El Paso Corporation 2005 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.B to El Paso Corporation’s Current Report on Form 8-K, File No. 1-14365, filed May 31, 2005); Amendment No. 1 effective as of December 2, 2005 (incorporated by reference to Exhibit 10.HH.1 to El Paso Corporation’s 2005 Annual Report on Form 10-K, File No. 1-14365).
10	.E+	2005 Supplemental Benefits Plan effective as of January 1, 2005 (incorporated by reference to Exhibit 10.KK to El Paso Corporation’s 2005 Annual Report on Form 10-K, File No. 1-14365).
10	.F+	2004 Key Executive Severance Protection Plan effective as of March 9, 2004 (incorporated by reference to Exhibit 10.P to El Paso Corporation’s 2003 Form 10-K, File No. 1-14365).
10	.G+	Severance Pay Plan Amended and Restated effective as of October 1, 2002; Supplement No. 1 effective as of January 1, 2003; and Amendment No. 1 to Supplement No. 1 effective as of March 21, 2003 (incorporated by reference to Exhibit 10.Z to El Paso Corporation’s 2003 First Quarter Form 10-Q, File No. 1-14365); Amendment No. 2 to Supplement No. 1 effective as of June 1, 2003; (incorporated by reference to Exhibit 10.Z.1 to El Paso Corporation’s 2003 Second Quarter Form 10-Q); Amendment No. 3 to Supplement No. 1 effective as of September 2, 2003 (incorporated by reference to Exhibit 10.Z.1 to El Paso Corporation’s 2003 Third Quarter Form 10-Q, File No. 1-14365); Amendment No. 4 to Supplement No. 1 effective as of October 1, 2003 (incorporated by reference to Exhibit 10.W.1 to El Paso Corporation’s 2003 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 5 to Supplement No. 1 effective as of February 2, 2004 (incorporated by reference to Exhibit 10.W.2 to El Paso Corporation’s 2003 Annual Report on Form 10-K, File No. 1-14365); Supplement No. 2 dated April 1, 2005 effective as of October 1, 2002 (incorporated by reference to Exhibit 10.S.1 to El Paso Corporation’s 2005 Annual Report on Form 10-K, File No. 1-14365).
10	.H+	2001 Omnibus Incentive Compensation Plan effective as of January 29, 2001 (incorporated by reference to Exhibit 10.1 to El Paso Corporation’s Form S-8, File No. 1-14365, filed June 29, 2001); Amendment No. 1 effective as of February 7, 2001 (incorporated by reference to Exhibit 10.J.1 to El Paso Corporation’s 2001 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 2 effective as of April 1, 2001 (incorporated by reference to Exhibit 10.J.1 to El Paso Corporation’s 2002 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 3 effective as of July 17, 2002 (incorporated by reference to Exhibit 10.J.1 to El Paso Corporation’s 2002 Second Quarter Form 10-Q, File No. 1-14365); Amendment No. 4 effective as of May 1, 2003 (incorporated by reference to Exhibit 10.J.1 to El Paso Corporation’s 2003 Second Quarter Form 10-Q, File No. 1- 14365); Amendment No. 5 effective as of March 8, 2004 (incorporated by reference to Exhibit 10.K.1 to El Paso Corporation’s 2003 Annual Report on Form 10-K, File No. 1-14365).

Exhibit
Number		Description

10	.I+	Supplemental Benefits Plan Amended and Restated effective December 7, 2001 (incorporated by reference to Exhibit 10.K to El Paso Corporation’s 2001 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 1 effective as of November 7, 2002 (incorporated by reference to Exhibit 10.K.1 to El Paso Corporation’s 2002 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 2 effective as of June 1, 2004 (incorporated by reference to Exhibit 10.L.1 to El Paso Corporation’s 2004 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 3 effective December 17, 2004 (incorporated by reference to Exhibit 10.UU to El Paso Corporation’s 2004 Third Quarter Form 10-Q, File No. 1-14365); Amendment No. 4 effective as of December 31, 2004 (incorporated by reference to Exhibit 10.I.1 to El Paso Corporation’s 2005 Annual Report on Form 10-K, File No. 1-14365).
10	.J+	1999 Omnibus Incentive Compensation Plan dated January 20, 1999 (incorporated by reference to Exhibit 10.1 to El Paso Corporation’s Form S-8, File No. 1-14365, filed May 20, 1999); Amendment No. 1 effective as of February 7, 2001 (incorporated by reference to Exhibit 10.V.1 to El Paso Corporation’s 2001 First Quarter Form 10-Q, File No. 1-14365); Amendment No. 2 effective as of May 1, 2003 (incorporated by reference to Exhibit 10.I.1 to El Paso Corporation’s 2003 Second Quarter Form 10-Q, File No. 1-14365).
10	.K+	Strategic Stock Plan Amended and Restated effective as of December 3, 1999 (incorporated by reference to Exhibit 10.1 to El Paso Corporation’s Form S-8, File No. 1-14365, filed January 14, 2000); Amendment No. 1 effective as of February 7, 2001 (incorporated by reference to Exhibit 10.M.1 to El Paso Corporation’s 2001 First Quarter Form 10-Q, File No. 1-14365); Amendment No. 2 effective as of November 7, 2002; Amendment No. 3 effective as of December 6, 2002 and Amendment No. 4 effective as of January 29, 2003 (incorporated by reference to Exhibit 10.P.1 to El Paso Corporation’s 2002 Annual Report on Form 10-K, File No. 1-14365).
10	.L+	Omnibus Plan for Management Employees Amended and Restated effective as of December 3, 1999; Amendment No. 1 effective as of December 1, 2000 (incorporated by reference to Exhibit 10.A to El Paso Corporation’s Form S-8, File No. 1-14365, filed December 18, 2000); Amendment No. 2 effective as of February 7, 2001 (incorporated by reference to Exhibit 10.U.1 to El Paso Corporation’s 2001 First Quarter Form 10-Q, File No. 1-14365); Amendment No. 3 effective as of December 7, 2001 (incorporated by reference to Exhibit 10.1 to El Paso Corporation’s Form S-8, File No. 1-14365, filed February 11, 2002); Amendment No. 4 effective as of December 6, 2002 to (incorporated by reference to Exhibit 10.T.1 to El Paso Corporation’s 2002 Annual Report on Form 10-K, File No. 1-14365).
10	.M+	Key Executive Severance Protection Plan Amended and Restated effective as of August 1, 1998 (incorporated by reference to Exhibit 10.N to El Paso Corporation’s 2004 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 1 effective as of February 7, 2001 (incorporated by reference to Exhibit 10.K.1 to El Paso Corporation’s 2001 First Quarter Form 10-Q, File No. 1-14365); Amendment No. 2 effective as of November 7, 2002; Amendment No. 3 effective as of December 6, 2002 (incorporated by reference to Exhibit 10.N.1 to El Paso Corporation’s 2002 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 4 effective as of September 2, 2003 (incorporated by reference to Exhibit 10.N.1 to El Paso Corporation’s 2003 Third Quarter Form 10-Q, File No. 1-14365).
10	.N+	Executive Award Plan of Sonat Inc. Amended and Restated effective as of July 23, 1998, as amended May 27, 1999 (incorporated by reference to Exhibit 10.S to El Paso Corporation’s 2004 Annual Report on Form 10-K, File No. 1-14365); Termination of the Executive Award Plan of Sonat Inc. (incorporated by reference to Exhibit 10.K.1 to El Paso Corporation’s 2000 Second Quarter Form 10-Q, File No. 1-14365).
10	.O+	Senior Executive Survivor Benefit Plan Amended and Restated effective as of August 1, 1998 (incorporated by reference to Exhibit 10.M to El Paso Corporation’s 2004 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 1 effective as of February 7, 2001 (incorporated by reference to Exhibit 10.I.1 to El Paso Corporation’s 2001 First Quarter Form 10-Q, File No. 1-14365); Amendment No. 2 effective as of October 1, 2002 (incorporated by reference to Exhibit 10.L.1 to El Paso Corporation’s 2002 Annual Report on Form 10-K, File No. 1-14365).

Exhibit
Number		Description

10	.P +	1995 Omnibus Compensation Plan Amended and Restated effective as of August 1, 1998 (incorporated by reference to Exhibit 10.I to El Paso Corporation’s 2004 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 1 effective as of December 3, 1998 (incorporated by reference to Exhibit 10.I.1 to El Paso Corporation’s 2004 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 2 effective as of January 20, 1999 (incorporated by reference to Exhibit 10.I.2 to El Paso Corporation’s 2004 Annual Report on Form 10-K, File No. 1-14365).
10	.Q+	Agreement and General Release dated May 4, 2005, by and between El Paso Corporation and John W. Somerhalder II (incorporated by reference to Exhibit 10.A to El Paso Corporation’s Form 8-K, filed May 4, 2005).
10	.R+	Form of Indemnification Agreement executed by El Paso Corporation for the benefit of each officer listed in Schedule A thereto, (incorporated by reference to Exhibit 10.X to El Paso Corporation’s 2005 Annual Report on Form 10-K, File No. 1-14365).
10	.S	Registration Rights Agreement, dated as of March 26, 2007, among Southern Natural Gas Company and Banc of America Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, BNP Paribas Securities Corp., HVB Capital Markets, Inc., Greenwich Capital Markets, Inc., Scotia Capital (USA) Inc., and SG Americas Securities, LLC (Exhibit 10.A to our Current Report on Form 8-K filed with the SEC on March 28, 2007).
12	*	Computation of Ratio of Earnings to Fixed Charges.
21	*	Subsidiaries of Southern Natural Gas Company.
23	.A**	Consent of Ernst & Young LLP.
23	.B**	Consent of PricewaterhouseCoopers LLP.
23	.C**	Consent of PricewaterhouseCoopers LLP.
23	.D*	Consent of Bracewell & Giuliani LLP (included in Exhibits 5 and 8).
25	*	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of The Bank of New York Trust Company, N.A. to act as trustee under the Indenture.
99	.A**	Form of Letter of Transmittal.
99	.B**	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99	.C**	Form of Notice of Guaranteed Delivery.
99	.D**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99	.E**	Form of Letter to Clients.
99	.F**	Form of Exchange Agent Agreement.

*	Indicates exhibits previously filed.

**	Indicates exhibits filed herewith.

+	Indicates a management plan or a compensatory plan or arrangement.

Item 22.	Undertakings

(A) The undersigned Registrants hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933 each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the Registrants under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned Registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrants will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) Any preliminary prospectus or prospectus of the undersigned Registrants relating to the offering required to be filed pursuant to Rule 424; (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrants or used or referred to by the undersigned Registrants; (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrants or their securities provided by or on behalf of the undersigned Registrants; and (iv) Any other communication that is an offer in the offering made by the undersigned Registrants to the purchaser.

(B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(C) The undersigned Registrants hereby undertake:

(1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each of Southern Natural Gas Company and Southern Natural Issuing Corporation has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on October 25, 2007.

SOUTHERN NATURAL GAS COMPANY
SOUTHERN NATURAL ISSUING CORPORATION

By:	/s/ John R. Sult
Name: John R. Sult

Title:	Senior Vice President, Chief Financial Officer and Controller

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated for each of Southern Natural Gas Company and Southern Natural Issuing Corporation on October 25, 2007:

Signature	Title

/s/ James C. Yardley James C. Yardley	Chairman of the Board and President (Principal Executive Officer)

/s/ John R. Sult John R. Sult	Senior Vice President, Chief Financial Officer and Controller (Principal Accounting and Financial Officer)

/s/ Daniel B. Martin Daniel B. Martin	Senior Vice President and Director

/s/ Norman G. Holmes Norman G. Holmes	Senior Vice President, Chief Commercial Officer and Director

EXHIBITS INDEX

Exhibit
Number		Description

3	.A	Restated Certificate of Incorporation dated as of March 7, 2002 (Exhibit 3.A to our 2001 Form 10-K filed with the SEC).
3	.B	By-laws dated as of June 24, 2002. (Exhibit 3.B to our 2002 Form 10-K filed with the SEC).
3	.C**	Certificate of Incorporation of Southern Natural Issuing Corporation.
3	.D**	By-laws of Southern Natural Issuing Corporation.
4	.A	Indenture dated June 1, 1987 between Southern Natural Gas Company and Wilmington Trust Company (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank), as trustee (Exhibit 4.A to our Form 2006 10-K filed with the SEC).
4	.A.1	First Supplemental Indenture dated as of September 30, 1997 between Southern Natural Gas Company and Wilmington Trust Company (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank), as trustee (Exhibit 4.A.1 to our Form 2006 10-K filed with the SEC).
4	.A.2	Second Supplemental Indenture dated as of February 13, 2001 between Southern Natural Gas Company and Wilmington Trust Company (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank), as trustee (Exhibit 4.A.2 to our Form 2006 10-K filed with the SEC).
4	.A.3	Third Supplemental Indenture dated as of March 26, 2007 between Southern Natural Gas Company and The Bank of New York Trust Company, N.A., as trustee (Exhibit 4.A to our Current Report on Form 8-K filed with the SEC on March 28, 2007).
4	.A.4	Fourth Supplemental Indenture dated as of May 4, 2007 among Southern Natural Gas Company, Wilmington Trust Company (solely with respect to certain portions thereof) and The Bank of New York Trust Company, N.A. (Exhibit 4.C to our Form 10-Q filed with the SEC on May 8, 2007).
4	.A.5	Fifth Supplemental Indenture dated as of October 15, 2007 among Southern Natural Gas, Wilmington Trust Company and The Bank of New York Trust Company, N.A. (included as Exhibit 4.A to our Current Report on Form 8-K filed with the SEC on October 16, 2007).
4	.A.6	Form of 5.90% Note due 2017 (included as Exhibit A to Exhibit 4.A of our Current Report on Form 8-K filed with the SEC on March 28, 2007).
4	.B	Indenture dated as of March 5, 2003 between Southern Natural Gas Company and The Bank of New York Trust Company, N.A., successor to The Bank of New York, as Trustee (Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on March 5, 2003).
5	*	Opinion of Bracewell & Giuliani LLP regarding the validity of the securities registered hereby.
8	*	Opinion of Bracewell & Giuliani LLP regarding tax matters.
10	.A	First Tier Receivables Sale Agreement dated October 6, 2006, between Southern Natural Gas Company and SNG Finance Company, L.L.C. (Exhibit 10.A to our Form 8-K filed with the SEC October 13, 2006).
10	.B	Second Tier Receivables Sale Agreement dated October 6, 2006, between SNG Finance Company, L.L.C. and SNG Funding Company, L.L.C. (Exhibit 10.B to Form 8-K filed with the SEC October 13, 2006).
10	.C	Receivables Purchase Agreement dated October 6, 2006, among SNG Funding Company, L.L.C., as Seller, Southern Natural Gas Company, as Servicer, Starbird Funding Corporation, as the initial Conduit Investor and Committed Investor, the other investors from time to time parties thereto, BNP Paribas, New York Branch, as the initial Managing Agent, the other Managing Agents from time to time parties thereto, and BNP Paribas, New York Branch, as Program Agent (Exhibit 10.C to our Form 8-K filed with the SEC October 13, 2006).
10	.C.1	Amendment No. 1, dated as of December 1, 2006, to the Receivables Purchase Agreement dated as of October 6, 2006, among SNG Funding Company, Southern Natural Gas Company, as initial Servicer, Starbird Funding Corporation and the other funding entities from time to time party hereto as Investors, BNP Paribas, New York Branch, and the other financial institutions from time to time party hereto as Managing Agents, and BNP Paribas, New York Branch, as Program Agent (Exhibit 10.C.1 to our Form 2006 10-K filed with the SEC).

Exhibit
Number		Description

10	.D+	El Paso Corporation 2005 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.B to El Paso Corporation’s Current Report on Form 8-K, File No. 1-14365, filed May 31, 2005); Amendment No. 1 effective as of December 2, 2005 (incorporated by reference to Exhibit 10.HH.1 to El Paso Corporation’s 2005 Annual Report on Form 10-K, File No. 1-14365).
10	.E+	2005 Supplemental Benefits Plan effective as of January 1, 2005 (incorporated by reference to Exhibit 10.KK to El Paso Corporation’s 2005 Annual Report on Form 10-K, File No. 1-14365).
10	.F+	2004 Key Executive Severance Protection Plan effective as of March 9, 2004 (incorporated by reference to Exhibit 10.P to El Paso Corporation’s 2003 Form 10-K, File No. 1-14365).
10	.G+	Severance Pay Plan Amended and Restated effective as of October 1, 2002; Supplement No. 1 effective as of January 1, 2003; and Amendment No. 1 to Supplement No. 1 effective as of March 21, 2003 (incorporated by reference to Exhibit 10.Z to El Paso Corporation’s 2003 First Quarter Form 10-Q, File No. 1-14365); Amendment No. 2 to Supplement No. 1 effective as of June 1, 2003; (incorporated by reference to Exhibit 10.Z.1 to El Paso Corporation’s 2003 Second Quarter Form 10-Q); Amendment No. 3 to Supplement No. 1 effective as of September 2, 2003 (incorporated by reference to Exhibit 10.Z.1 to El Paso Corporation’s 2003 Third Quarter Form 10-Q, File No. 1-14365); Amendment No. 4 to Supplement No. 1 effective as of October 1, 2003 (incorporated by reference to Exhibit 10.W.1 to El Paso Corporation’s 2003 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 5 to Supplement No. 1 effective as of February 2, 2004 (incorporated by reference to Exhibit 10.W.2 to El Paso Corporation’s 2003 Annual Report on Form 10-K, File No. 1-14365); Supplement No. 2 dated April 1, 2005 effective as of October 1, 2002 (incorporated by reference to Exhibit 10.S.1 to El Paso Corporation’s 2005 Annual Report on Form 10-K, File No. 1-14365).
10	.H+	2001 Omnibus Incentive Compensation Plan effective as of January 29, 2001 (incorporated by reference to Exhibit 10.1 to El Paso Corporation’s Form S-8, File No. 1-14365, filed June 29, 2001); Amendment No. 1 effective as of February 7, 2001 (incorporated by reference to Exhibit 10.J.1 to El Paso Corporation’s 2001 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 2 effective as of April 1, 2001 (incorporated by reference to Exhibit 10.J.1 to El Paso Corporation’s 2002 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 3 effective as of July 17, 2002 (incorporated by reference to Exhibit 10.J.1 to El Paso Corporation’s 2002 Second Quarter Form 10-Q, File No. 1-14365); Amendment No. 4 effective as of May 1, 2003 (incorporated by reference to Exhibit 10.J.1 to El Paso Corporation’s 2003 Second Quarter Form 10-Q, File No. 1- 14365); Amendment No. 5 effective as of March 8, 2004 (incorporated by reference to Exhibit 10.K.1 to El Paso Corporation’s 2003 Annual Report on Form 10-K, File No. 1-14365).
10	.I+	Supplemental Benefits Plan Amended and Restated effective December 7, 2001 (incorporated by reference to Exhibit 10.K to El Paso Corporation’s 2001 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 1 effective as of November 7, 2002 (incorporated by reference to Exhibit 10.K.1 to El Paso Corporation’s 2002 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 2 effective as of June 1, 2004 (incorporated by reference to Exhibit 10.L.1 to El Paso Corporation’s 2004 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 3 effective December 17, 2004 (incorporated by reference to Exhibit 10.UU to El Paso Corporation’s 2004 Third Quarter Form 10-Q, File No. 1-14365); Amendment No. 4 effective as of December 31, 2004 (incorporated by reference to Exhibit 10.I.1 to El Paso Corporation’s 2005 Annual Report on Form 10-K, File No. 1-14365).
10	.J+	1999 Omnibus Incentive Compensation Plan dated January 20, 1999 (incorporated by reference to Exhibit 10.1 to El Paso Corporation’s Form S-8, File No. 1-14365, filed May 20, 1999); Amendment No. 1 effective as of February 7, 2001 (incorporated by reference to Exhibit 10.V.1 to El Paso Corporation’s 2001 First Quarter Form 10-Q, File No. 1-14365); Amendment No. 2 effective as of May 1, 2003 (incorporated by reference to Exhibit 10.I.1 to El Paso Corporation’s 2003 Second Quarter Form 10-Q, File No. 1-14365).
10	.K+	Strategic Stock Plan Amended and Restated effective as of December 3, 1999 (incorporated by reference to Exhibit 10.1 to El Paso Corporation’s Form S-8, File No. 1-14365, filed January 14, 2000); Amendment No. 1 effective as of February 7, 2001 (incorporated by reference to Exhibit 10.M.1 to El Paso Corporation’s 2001 First Quarter Form 10-Q, File No. 1-14365); Amendment No. 2 effective as of November 7, 2002; Amendment No. 3 effective as of December 6, 2002 and Amendment No. 4 effective as of January 29, 2003 (incorporated by reference to Exhibit 10.P.1 to El Paso Corporation’s 2002 Annual Report on Form 10-K, File No. 1-14365).

Exhibit
Number		Description

10	.L+	Omnibus Plan for Management Employees Amended and Restated effective as of December 3, 1999; Amendment No. 1 effective as of December 1, 2000 (incorporated by reference to Exhibit 10.A to El Paso Corporation’s Form S-8, File No. 1-14365, filed December 18, 2000); Amendment No. 2 effective as of February 7, 2001 (incorporated by reference to Exhibit 10.U.1 to El Paso Corporation’s 2001 First Quarter Form 10-Q, File No. 1-14365); Amendment No. 3 effective as of December 7, 2001 (incorporated by reference to Exhibit 10.1 to El Paso Corporation’s Form S-8, File No. 1-14365, filed February 11, 2002); Amendment No. 4 effective as of December 6, 2002 to (incorporated by reference to Exhibit 10.T.1 to El Paso Corporation’s 2002 Annual Report on Form 10-K, File No. 1-14365).
10	.M+	Key Executive Severance Protection Plan Amended and Restated effective as of August 1, 1998 (incorporated by reference to Exhibit 10.N to El Paso Corporation’s 2004 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 1 effective as of February 7, 2001 (incorporated by reference to Exhibit 10.K.1 to El Paso Corporation’s 2001 First Quarter Form 10-Q, File No. 1-14365); Amendment No. 2 effective as of November 7, 2002; Amendment No. 3 effective as of December 6, 2002 (incorporated by reference to Exhibit 10.N.1 to El Paso Corporation’s 2002 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 4 effective as of September 2, 2003 (incorporated by reference to Exhibit 10.N.1 to El Paso Corporation’s 2003 Third Quarter Form 10-Q, File No. 1-14365).
10	.N+	Executive Award Plan of Sonat Inc. Amended and Restated effective as of July 23, 1998, as amended May 27, 1999 (incorporated by reference to Exhibit 10.S to El Paso Corporation’s 2004 Annual Report on Form 10-K, File No. 1-14365); Termination of the Executive Award Plan of Sonat Inc. (incorporated by reference to Exhibit 10.K.1 to El Paso Corporation’s 2000 Second Quarter Form 10-Q, File No. 1-14365).
10	.O+	Senior Executive Survivor Benefit Plan Amended and Restated effective as of August 1, 1998 (incorporated by reference to Exhibit 10.M to El Paso Corporation’s 2004 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 1 effective as of February 7, 2001 (incorporated by reference to Exhibit 10.I.1 to El Paso Corporation’s 2001 First Quarter Form 10-Q, File No. 1-14365); Amendment No. 2 effective as of October 1, 2002 (incorporated by reference to Exhibit 10.L.1 to El Paso Corporation’s 2002 Annual Report on Form 10-K, File No. 1-14365).
10	.P+	1995 Omnibus Compensation Plan Amended and Restated effective as of August 1, 1998 (incorporated by reference to Exhibit 10.I to El Paso Corporation’s 2004 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 1 effective as of December 3, 1998 (incorporated by reference to Exhibit 10.I.1 to El Paso Corporation’s 2004 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 2 effective as of January 20, 1999 (incorporated by reference to Exhibit 10.I.2 to El Paso Corporation’s 2004 Annual Report on Form 10-K, File No. 1-14365).
10	.Q+	Agreement and General Release dated May 4, 2005, by and between El Paso Corporation and John W. Somerhalder II (incorporated by reference to Exhibit 10.A to El Paso Corporation’s Form 8-K, filed May 4, 2005).
10	.R+	Form of Indemnification Agreement executed by El Paso Corporation for the benefit of each officer listed in Schedule A thereto, (incorporated by reference to Exhibit 10.X to El Paso Corporation’s 2005 Annual Report on Form 10-K, File No. 1-14365).
10	.S	Registration Rights Agreement, dated as of March 26, 2007, among Southern Natural Gas Company and Banc of America Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, BNP Paribas Securities Corp., HVB Capital Markets, Inc., Greenwich Capital Markets, Inc., Scotia Capital (USA) Inc., and SG Americas Securities, LLC (Exhibit 10.A to our Current Report on Form 8-K filed with the SEC on March 28, 2007).
12	*	Computation of Ratio of Earnings to Fixed Charges.
21	*	Subsidiaries of Southern Natural Gas Company.
23	.A**	Consent of Ernst & Young LLP.
23	.B**	Consent of PricewaterhouseCoopers LLP.
23	.C**	Consent of PricewaterhouseCoopers LLP.
23	.D*	Consent of Bracewell & Giuliani LLP (included in Exhibits 5 and 8).
25	*	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of The Bank of New York Trust Company, N.A. to act as trustee under the Indenture.

Exhibit
Number		Description

99	.A**	Form of Letter of Transmittal.
99	.B**	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99	.C**	Form of Notice of Guaranteed Delivery.
99	.D**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99	.E**	Form of Letter to Clients.
99	.F**	Form of Exchange Agent Agreement.

*	Indicates exhibits previously filed.

**	Indicates exhibits filed herewith.

+	Indicates a management plan or a compensatory plan or arrangement.